UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 22, 2023

Berenson Acquisition Corp. I

(Exact name of registrant as specified in its charter)

Delaware	001-40843	87-1070217
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

667 Madison Avenue, 18th Floor New York, NY	10065
(Address of principal executive offices)	(Zip Code)

(212) 935-7676

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	BACA	The NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on December 22, 2023, Berenson Acquisition Corp. I, a Delaware corporation (“BACA”) entered into a business combination agreement with Custom Health, Inc., a Delaware corporation (“Custom Health,” or the “Company”), and Continental Merger Sub Inc., a Delaware corporation and wholly-owned direct subsidiary of BACA (“Merger Sub”) (as may be amended and/or restated from time to time, the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, among other things, BACA and Custom Health would enter into a business combination, pursuant to which Merger Sub would merge with and into Custom Health (the “Merger”), with Custom Health surviving the Merger (the “Surviving Corporation”) as a wholly-owned subsidiary of BACA (the “Business Combination,” and together with other transactions contemplated by the Business Combination and the ancillary agreements, the “Proposed Transaction”). In connection with the closing of the Proposed Transaction (the “Closing”), it is expected that BACA will change its name to Custom Health Holdings, Inc. (“New BACA”).

The proposed Merger is expected to be consummated after receipt of the required approvals by the stockholders of BACA and stockholders of Custom Health and the satisfaction or waiver of certain other customary conditions, as summarized below.

Business Combination Agreement

Consideration

The aggregate transaction consideration payable pursuant to the Business Combination Agreement (the “Transaction Consideration”) will consist of a number of shares of common stock of New BACA, par value $0.0001 per share (“New BACA Common Stock”) equal to the quotient of (a) the sum of (i) the Company Value (as defined below) plus (ii) the Company In-The-Money Option Proceeds Amount (as defined in the Business Combination Agreement) plus (iii) the Company In-The-Money Warrant Proceeds Amount (as defined in the Business Combination Agreement), divided by (b) $10.00. The “Company Value” means an amount equal to the sum of (a) $185,000,000, minus (b) the amount, if any, by which the transaction expenses of Custom Health paid or payable in cash exceed an amount equal to (1) $5,000,000 plus (2) an amount equal to the BAC Transaction Expense Cap Savings (as defined in the Business Combination Agreement), plus (c) the amount, if any, by which the transaction expenses of BACA paid or payable in cash exceed an amount equal to (1) $5,000,000 plus (2) an amount equal to the Company Transaction Expense Cap Savings (as defined in the Business Combination Agreement). Additionally, in the event that, prior to the Closing, Custom Health consummates the Pharmacy Acquisitions (as defined in the Business Combination Agreement), then the Company Value will be adjusted by an aggregate amount equal to (a) the aggregate purchase price paid in connection with the Pharmacy Acquisitions as set forth in the Pharmacy Acquisitions Definitive Agreement minus (b) the aggregate amount of any indebtedness and promissory notes issued by Custom Health in connection therewith (excluding any promissory notes (i) elected to be converted into equity of Custom Health by the holder thereof, and (ii) that convert into equity of Custom Health on or prior to the Closing).

At the effective date of the Merger (the “Effective Time”), (1) each share of common stock of BACA issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive (A) a number of shares of New BACA Common Stock equal to an exchange ratio (the “Exchange Ratio”) determined by dividing the Transaction Consideration by the Company Fully-Diluted Number (as defined in the Business Combination Agreement) and (B) a portion of the 500,000 Earn-Out Shares (as defined below), if, as and when payable in accordance with the Business Combination Agreement; (2) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation; and (3) each share of Class B common stock of BACA, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time will automatically be converted into and exchanged for a share of Class A common stock of BACA, par value $0.0001 per share.

Prior to the Effective Time, (1) each option to purchase a share of common stock of Custom Health (each, a “Company Option”) that is outstanding immediately prior to the Effective Time will be assumed by BACA and will automatically be converted into an option to purchase a number of shares of New BACA Common Stock equal to the product of (x) the number of shares of common stock of Custom Health subject to such Company Option that is outstanding as of immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at an exercise price per share equal to the quotient of (A) the exercise price per share of such Company Option that is outstanding as of immediately prior to the Effective Time divided by (B) the Exchange Ratio; (2) each warrant to purchase Class C common stock of Custom Health (each, a “Company Warrant”) that is outstanding immediately prior to the Effective Time will be assumed by BACA and will automatically be converted into a warrant to acquire a number of shares of New BACA Common Stock equal to the product of (x) the number of shares of common stock of Custom Health subject to such Company Warrant that is outstanding as of immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at an exercise price per share equal to the quotient of (A) the exercise price per share of such Company Warrant that is outstanding as of immediately prior to the Effective Time divided by (B) the Exchange Ratio (a “Rollover Warrant”). Except as specifically provided in the Business Combination Agreement, each Rollover Warrant as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding former Company Warrant immediately prior to the Effective Time. As of the Effective Time, each working capital promissory note of Custom Health that has been elected to be converted into shares of common stock of Custom Health by the holder thereof and each convertible promissory note of Custom Health that is issued and outstanding immediately prior to the Effective Time will, immediately prior to the Effective Time, automatically convert into a number of shares of common stock of Custom Health in accordance with the terms of such note. Each share of common stock of Custom Health issued and outstanding immediately prior to the Effective Time (excluding Company Dissenting Shares and any Company Treasure Shares (as such terms are defined in the Business Combination Agreement)) will automatically be converted into the right to receive the number of shares of New BACA Common Stock equal to the Exchange Ratio.

Earnout

Custom Health will be entitled to promise and allocate up to 500,000 shares of New BACA Common Stock (the “Earn-Out Shares”) to employees of Custom Health designated by Custom Health in its sole discretion (collectively, the “Earn-Out Recipients”), as will be set forth in employment agreements and award notices issued to the Earn-Out Recipients by Custom Health in form and substance reasonably acceptable to BACA (collectively, the “Earn-Out Award Notices”), as the case may be, which Earn-Out Shares will be issued to the Earn-Out Recipients at and after the Closing in accordance with the Business Combination Agreement, and subject to each of the Surviving Corporation’s and BACA’s withholding rights.

At the Closing, 250,000 Earn-Out Shares will be issued to the Earn-Out Recipients pursuant to the terms of their respective employment agreements and Earn-Out Award Notices, as the case may be, and will be fully vested upon the issuance thereof.

Following the Closing, the remaining 250,000 Earn-Out Shares, subject to the conditions set forth in the Business Combination Agreement, will be issued to the Earn-Out Recipients as follows: (i) 125,000 shares of New BACA Common Stock will promptly be issued (but in any event within five business days of the First Earn-Out Target (as defined in the Business Combination Agreement)) by BACA to the Earn-Out Recipients on a pro rata basis (as calculated pursuant to the Business Combination Agreement), if, at any time during the ten-year period following the Closing (the “Earn-Out Period”), the VWAP of the shares of New BACA Common Stock is greater than or equal to $11.00 for any twenty trading days within any thirty trading day period commencing after the Closing (the “First Earn-Out Target”); and (ii) 125,000 shares of New BACA Common Stock will be promptly issued by BACA (but in any event within five business days of the Second Earn-Out Target (as defined in the Business Combination Agreement)) to the Earn-Out Recipients on a pro rata basis, if, at any time during the Earn-Out Period the VWAP of the shares of New BACA Common Stock is greater than or equal to $12.00 for any twenty trading days within any thirty trading day period commencing after the Closing (the “Second Earn-Out Target”).

Directors

Effective at the Closing, the board of directors of BACA will consist of up to seven directors in a classified board of directors with three classes, which will include: (A) four directors designated by the stockholders of Custom Health prior to the Closing, two of which will be Class III directors, (B) two directors designated by Berenson BAC Holdings I, LLC, a Delaware limited liability company (the “Sponsor”), one of which will be a Class III director and the other of which will be a Class II director, (C) the Chief Executive Officer of BACA as of the Effective Time and (D) if required by the investors under the PIPE Subscription Agreements (as defined below), one additional director designated by such investors. The board of directors of BACA will include such number of individuals qualified to serve as “independent directors”, as mutually designated by Custom Health and BACA, under the listing rules and regulations of the NYSE as may be required by such rules and regulations and applicable law.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations and warranties of Custom Health, BACA and Merger Sub relating to, among other things, their organization and qualification, outstanding capitalization, the absence of certain changes or events, employee benefit plans, labor and employment matters, intellectual property matters, tax matters, material contracts, and other matters relating to their respective businesses and authority to consummate the Proposed Transaction.

The Business Combination Agreement also contains covenants by Custom Health, BACA and Merger Sub to conduct their businesses in the ordinary course and consistent with past practice during the period between the execution of the Business Combination Agreement and consummation of the Proposed Transaction and to refrain from taking certain actions specified in the Business Combination Agreement, subject to certain exceptions.

Conditions to Closing

The obligations of Custom Health, BACA and Merger Sub to consummate the Proposed Transaction are subject to the satisfaction or waiver at or prior to the Closing of certain conditions, including, among other things: (i) approval of the BAC Proposals (as defined in the Business Combination Agreement) by stockholders of BACA; (ii) no governmental authority will have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Transaction, including the Merger, illegal or otherwise prohibiting consummation of the Proposed Transaction, including the Merger; (iii) the effectiveness of the Form S-4; (iv) the New BACA Common Stock will have been approved for listing on NYSE American; (v) BACA will have net tangible assets of at least $5,000,0001 upon the Closing after giving effect to the redemptions and any PIPE Subscription Agreements; and (vi) the sum, without duplication, of (A) Available Closing Date Cash (as defined in the Business Combination Agreement), minus (B) the aggregate amount of cash proceeds required to satisfy the exercise of redemption rights of BACA stockholders, minus (C) certain unpaid transaction expenses of Custom Health that will be paid in cash at the Closing, minus (D) certain unpaid transaction expenses of BACA that will be paid in cash at the Closing, minus (E) the cash consideration paid or to be paid in connection with the Pharmacy Acquisitions (as defined in the Business Combination Agreement), as applicable, will be at least $10,000,000; provided, however, that, if at any time during the period between the date of the Business Combination Agreement and the Effective Time or the earlier termination of the Business Combination Agreement, Custom Health receives at least an aggregate amount of $20,000,000 in connection with the Company Permitted Interim Financing (as defined in the Business Combination Agreement), any debt financing, any undrawn committed revolving line of credit facility or similar financing structure, then the minimum cash condition will be deemed to be $5,000,000.

The Business Combination Agreement also includes other customary conditions to the obligations of BACA and Merger Sub, and conditions to the obligations of Custom Health.

Termination

The Business Combination Agreement may be terminated, and the Merger and the Proposed Transaction may be abandoned at any time prior to the Effective Time, notwithstanding the adoption of the Business Combination Agreement and the Proposed Transaction by the stockholders of Custom Health or BACA, (i) by mutual consent of BACA and Custom Health; (ii) by written notice from either BACA or Custom Health, if the Effective Time will not have occurred prior to December 22, 2024; (iii) by written notice from either BACA or Custom Health, if any governmental authority in the United States will have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary preliminary or permanent) which has become final and non-

appealable and has the effect of making consummation of the Proposed Transaction illegal or otherwise preventing or prohibiting consummation of the Proposed Transaction; (iv) by written notice from either BACA or Custom Health, if any of the BAC Proposals (as defined in the Business Combination Agreement) will fail to receive requisite vote for approval at the stockholders’ meeting of BACA or any adjournment or postponement thereof; (v) by written notice by BACA, upon a breach of any representation, warranty, covenant or agreement on the part of Custom Health set forth in the Business Combination Agreement, or if any representation or warranty of Custom Health will have become untrue, in either case such that the Closing conditions set forth in the Business Combination Agreement would not be satisfied; (vi) by written notice from Custom Health to BACA, upon a breach of any representation, warranty, covenant or agreement on the part of BACA and Merger Sub set forth in the Business Combination Agreement, or if any material representation or warranty of BACA and Merger Sub will have become untrue, in either case such that the Closing conditions set forth in the Business Combination Agreement would not be satisfied; (vii) by BACA, if the Required Financials (as defined in the Business Combination Agreement) will not have been delivered to BACA by Custom Health on or before the deadlines set forth in the Business Combination Agreement; (viii) by BACA if, in the reasonable opinion of BACA, there is a material difference in Custom Health’s consolidated net loss or comprehensive loss, working capital, shareholders’ equity or cash flows from operations, either individually or on an aggregate basis, (A) between those set forth in the PCAOB Audited Financials (as defined in the Business Combination Agreement) and those set forth in the financial statements delivered by Custom Health prior to the date of the Business Combination Agreement or (B) between those set forth in the Company Unaudited Financials and those set forth in the 2023 Balance Sheet (as such terms are defined in the Business Combination Agreement) and the related unaudited condensed statements of operations and cash flows of the Company for the six-month period then ended. Any difference that is equal to or more than the greater of (x) 7.5% and (y) $75,000 with respect to either (viii)(A) and/or (viii)(B), in each case, either individually or on an aggregate basis, will constitute a material difference.

In the event of the termination of the Business Combination Agreement, the Business Combination Agreement will become null and void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as expressly set forth in the Business Combination Agreement, or in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party.

In addition, if the Company elects, on or prior to January 31, 2024, to terminate the Pharmacy Acquisitions Definitive Agreement for any reason, the Company is required to provide BACA with written notice within five business days of such termination, and BACA will have ten business days after receiving such notice to terminate the Business Combination Agreement. If BACA elects not to terminate the Business Combination Agreement, BACA will be deemed to have waived the closing condition with respect to the Pharmacy Acquisitions and any right to terminate the Business Combination Agreement for failure to consummate the Pharmacy Acquisitions.

Expenses

If the Closing occurs, certain unpaid transaction expenses of Custom Health and BACA will be paid in accordance with the Business Combination Agreement. If the Merger and the Proposed Transaction are not consummated, all expenses (including the fees and expenses of any outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers) incurred in connection with the Business Combination Agreement and the Proposed Transaction will be paid by the party incurring such expenses.

Notwithstanding anything to the contrary set forth in the Business Combination Agreement, BACA will pay the filing fees paid to certain governmental authorities in connection with the Proposed Transaction, including fees towards filings to be made to the U.S. Securities and Exchange Commission (“SEC”) and NYSE or pursuant to the Hart-Scott-Radino Antitrust Improvements Act (excluding, for the avoidance of doubt, the fees and expenses of any other party’s outside counsels, financial advisors, consultants and other advisors in connection with such filing fees).

Incentive Plan

In addition to the assumption of the Rollover Options (as defined in the Business Combination Agreement), the Company, BACA and Merger Sub will cooperate to establish, prior to the Effective Time, a new equity incentive plan for BACA (the “Equity Incentive Plan”) to be effective as of the Effective Time, in form as mutually agreed by BACA and the Company, with an award pool equal to 10% of the number of shares of New BACA Common Stock outstanding on a fully diluted basis as of immediately after the Effective Time (and all shares of New BACA Common Stock that may be issued in respect of any Rollover Options (as defined in the Business Combination Agreement) that converted from Company Out-Of-The-Money Options (as defined in the Business Combination Agreement) will be included in, and issued from, such aggregate share reserve). The Equity Incentive Plan will include an “evergreen” provision pursuant to which such award pool will automatically increase, on each January 1st that occurs within the ten year period following stockholder approval of such plan, by an amount equal to the lesser of (i) 5% of the aggregate number of shares of New BACA Common Stock outstanding as of 12:01 a.m. (Pacific Time) on such date, and (ii) such amount determined by the board of directors of BACA, which, for the avoidance of doubt, may be zero. BACA will take all steps necessary to submit the Equity Incentive Plan for approval by the stockholders of BACA prior to the Effective Time.

Stock Exchange Listing

Pursuant to the terms of the Business Combination Agreement, BACA is required to use its reasonable best efforts to cause the New BACA Common Stock issued in connection with the Business Combination to be approved for listing on the NYSE.

PIPE Investment

Prior to the earlier of the Closing and the termination of the Business Combination Agreement, the Company and BACA will use their reasonable best efforts to cooperate, negotiate and agree upon a form of the PIPE subscription agreement (each, a “PIPE Subscription Agreement”) to which one or more investors will become a party thereto in connection with the equity financing under all PIPE Subscription Agreements.

Ancillary Agreements

Stockholder Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, BACA, Custom Health and certain stockholders of Custom Health holding at least a majority of the shares of common stock of Custom Health entered into a stockholder support agreement (the “Stockholder Support Agreement”), pursuant to which, among other things, such stockholders of Custom Health agreed to (a) vote all of their shares of common stock of Custom Health in favor of the adoption and approval of the Business Combination Agreement and the Proposed Transaction (in any event, within five business days after the Registration Statement becomes effective) and (b) subject their shares of common stock of Custom Health to certain transfer restrictions; in each case, on the terms and subject to the conditions set forth therein.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor, BACA and Custom Health entered into the Sponsor Support Agreement, pursuant to which, among other things, Sponsor agreed to (i) vote all of its shares of common stock of BACA (or execute and deliver an action by written consent) in favor of the Proposed Transaction, including the Merger; (ii) not redeem its shares of common stock of BACA, and waive its anti-dilution protection with respect to its shares of Class B common stock of BACA; and (iii) subject to forfeiture 1,719,375 of the shares of New BACA Common Stock (the “Founder Earn-Out Shares”) held by Sponsor and by certain other stockholders of BACA who agree to participate in such earn-out.

If at any time during the period following the Closing and expiring on the tenth (10th) anniversary of the Closing, the VWAP of the shares of New BACA Common Stock equals or exceeds (i) $11.00 for any 20 trading days within any 30 trading day period, then 859,687 of the Founder Earnout Shares (as defined in the Business Combination Agreement) will no longer be subject to forfeiture; and (ii) $12.00 for any 20 trading days within any 30 trading day period, then the other 859,688 Founder Earn-Out Shares will no longer be subject to forfeiture.

From the date of Closing and until the date that Sponsor, in the aggregate, beneficially owns less than (i) 50% of the outstanding shares of New BACA Common Stock that are beneficially owned by Sponsor as of immediately.

following the Closing (the “Sponsor First Sunset Date”), the individuals nominated for election or appointed as directors by or at the direction of the board of directors of BACA will include two directors designated by Sponsor (each, a “Sponsor Designee”), and (ii) 5% of the outstanding shares of New BACA Common Stock (the “Sponsor Second Sunset Date” and, together with the Sponsor First Sunset Date, the “Sponsor Sunset Dates”), the individuals nominated for election or appointed as directors by or at the direction of the board of directors of BACA will be one Sponsor Designee only; provided, that the occurrence of any Sponsor Sunset Date will not shorten the term of any Sponsor Designee then serving on the board of directors of BACA.

Form of Registration Rights and Lock-Up Agreement

In connection with the Closing, BACA, certain stockholders of BACA and certain stockholders of Custom Health which will collectively own at least 70% of the total issued and outstanding capital stock of Custom Health as of immediately prior to the Closing will enter into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”), pursuant to which, among other things: (i) BACA will agree to provide such holders with customary registration rights with respect to their shares of New BACA Common Stock; (ii) the former stockholders of Custom Health will agree to not effect any sale or distribution of New BACA Common Stock during the period the period beginning on the date of Closing and ending on the date that is the earlier of (x) six months following the Closing, or (y) such date that is subsequent to the Closing that the last sale price of the common stock of BACA equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, subject to customary exceptions; and (iii) the original stockholders of BACA will agree to not effect any sale or distribution of New BACA Common Stock during the period the period beginning on the date of Closing and ending on the date that is the earlier of (x) twelve months following the Closing, or (y) such date that is subsequent to the Closing that the last sale price of the common stock of BACA equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing after the Closing, subject to customary exceptions.

*    *    *

The foregoing descriptions of the Business Combination Agreement, Stockholder Support Agreement, Sponsor Support Agreement and Registration Rights and Lock-Up Agreement, and the transactions contemplated thereunder are not complete and are qualified in their entirety by reference to the respective agreements, copies of which (or the forms of which, in the case of the Registration Rights and Lock-Up Agreement) are respectively filed as Exhibits 2.1, 10.1, 10.2, and 10.3 to this Current Report on Form 8-K, and each of which is incorporated herein by reference. The aforementioned agreements and the foregoing descriptions thereof have been included to provide investors and stockholders with information regarding the terms of such agreements. They are not intended to provide any other factual information about the parties to the respective agreements. The respective representations, warranties and covenants contained in such agreements were made only as of specified dates for the purposes of each such agreement, were solely for the benefit of the parties to each such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the respective representations, warranties and covenants contained in each such agreement and discussed in the respective foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and, with respect to the Business Combination Agreement, are also qualified in important part by confidential disclosure schedules delivered by the parties to each other in connection with the Business Combination Agreement. Investors and stockholders are not third-party beneficiaries under the Business Combination Agreement or other foregoing agreements except as expressly contemplated therein. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Business Combination Agreement and each such other agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the Proposed Transaction but does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. BACA intends to file with the SEC a registration statement on Form S-4 relating to the Proposed Transaction that will include a proxy statement of BACA and a prospectus of BACA. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all BACA stockholders as of a record date to be established for voting on the Proposed Transaction. BACA also will file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and securities holders of BACA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about BACA, Custom Health and the Proposed Transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BACA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by BACA may be obtained free of charge from BACA’s website at https://berensonacquisitioncorp.com/ or by written request to BACA at Berenson Acquisition Corp. I, 667 Madison Avenue, 18th Floor, New York, New York 10065.

Participants in Solicitation

BACA and Custom Health and their respective directors and officers may be deemed to be participants in the solicitation of proxies from BACA’s stockholders in connection with the Proposed Transaction. Information about BACA’s directors and executive officers and their ownership of BACA’s securities is set forth in BACA’s filings with the SEC, including BACA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 27, 2023. To the extent that such persons’ holdings of BACA’s securities have changed since the amounts disclosed in BACA’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the Proposed Transaction of BACA’s and Custom Health’s respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Custom Health and BACA, including statements regarding the benefits of the Proposed Transaction, the anticipated timing of the completion of the Proposed Transaction, the products offered by Custom Health, the ability to obtain additional financing, the listing of the post-combination Company on the NYSE and the markets in which it operates, the expected total addressable market for the products offered by Custom Health, the sufficiency of the net proceeds of the Proposed Transaction to fund Custom Health’s operations and business plan and Custom Health’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to material risks and uncertainties and other factors, many of which are outside the control of Custom Health. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all; (ii) the risk that the Proposed Transaction may not be completed by BACA’s business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Business Combination Agreement by the stockholders of BACA and Custom Health, the satisfaction of the minimum trust account amount following redemptions by BACA’s public stockholders and the receipt of certain governmental and regulatory approvals, among other closing conditions; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Transaction on Custom Health’s business relationships, performance, and business generally; (vi) risks that the Proposed Transaction disrupts current plans and operations of Custom Health; (vii) the outcome of any legal proceedings that may be instituted against Custom Health, BACA or others related to the Business Combination Agreement or the Proposed Transaction; (viii) the ability to meet the NYSE listing standards at or following the consummation of the Proposed Transaction; (ix) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Custom Health operates, variations in performance across competitors and partners, changes in laws and regulations affecting Custom Health’s business, the ability of Custom Health and the post-combination company to retain its management and key employees and general economic and financial market trends, disruptions and risks; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction; (xi) the risk that Custom Health will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xiii) the risk of product liability or regulatory lawsuits or proceedings relating to Custom Health’s business; (xiv) the risk that Custom Health is unable to secure or protect its intellectual property; and (xv) costs related to the Proposed Transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BACA’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by BACA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially adversely from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Custom Health and BACA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Custom Health nor BACA gives or can give any assurance that either Custom Health or BACA will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and will not constitute an offer to sell or a solicitation of an offer to buy the securities of BACA, Custom Health, or Merger Sub, nor will there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of December 22, 2023, by and among Berenson Acquisition Corp. I, Custom Health, Inc. and Continental Merger Sub Inc.

10.1	Stockholder Support Agreement

10.2	Sponsor Support Agreement

10.3	Form of Registration Rights and Lock-Up Agreement

104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

*

Certain of the schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BERENSON ACQUISITION CORP. I

By:	/s/ Amir Hegazy
	Name:	Amir Hegazy
	Title:	Chief Financial Officer

Date: December 29, 2023

Exhibit 2.1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and among

Berenson Acquisition Corp. I,

Continental Merger Sub Inc.,

and

Custom Health, Inc.

Dated as of December 22, 2023

i

EXHIBIT A	Form of Registration Rights and Lock-Up Agreement
EXHIBIT B-1	Form of BAC Second Amended and Restated Certificate of Incorporation
EXHIBIT B-2	Form of BAC Amended and Restated Bylaws
EXHIBIT C	Form of Certificate of Incorporation of the Surviving Corporation

SCHEDULE A-1	Company Knowledge Parties
SCHEDULE A-2	BAC Knowledge Parties
SCHEDULE B	Key Company Stockholders
SCHEDULE C	Key Employees

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT, dated as of December 22, 2023 (this “Agreement”), by and among Berenson Acquisition Corp. I, a Delaware corporation (“BAC”), Continental Merger Sub Inc., a Delaware corporation (“Merger Sub”), and Custom Health, Inc., a Delaware corporation (the “Company”).

WHEREAS, BAC is a blank check company and was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a wholly-owned direct subsidiary of BAC;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), BAC and the Company shall enter into a business combination, pursuant to which Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of BAC;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its stockholders and has approved and adopted this Agreement and declared its advisability and approved the Transactions, including the Merger, and (b) has recommended the approval and adoption of this Agreement and the Transactions, including the Merger, by the stockholders of the Company;

WHEREAS, the Board of Directors of BAC (the “BAC Board”) has (a) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, BAC and its stockholders and has approved and adopted this Agreement and declared its advisability and approved the payment of the Transaction Consideration to the stockholders of the Company pursuant to this Agreement and the other Transactions, and (b) has recommended the approval and adoption of this Agreement and the Transactions by the stockholders of BAC;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and BAC (the sole stockholder of Merger Sub) and has approved and adopted this Agreement and declared its advisability and approved the Transactions, including the Merger, and (b) has recommended the approval and adoption of this Agreement and the Transactions, including the Merger, by BAC, as the sole stockholder of Merger Sub;

WHEREAS, BAC, the Company and the Key Company Stockholders, concurrently with the execution and delivery of this Agreement, are entering into the Stockholder Support Agreement, dated as of the date hereof (the “Stockholder Support Agreement”), providing that, among other things, the Key Company Stockholders shall vote all of their shares of Company Common Stock to adopt and approve this Agreement and the Transactions, including the Merger.

WHEREAS, the Company, BAC and the Sponsor, concurrently with the execution and delivery of this Agreement, are entering into the Sponsor Support Agreement, dated as of the date hereof (the “Sponsor Support Agreement”), providing that, among other things, the Sponsor shall (a) vote all of its shares of BAC Common Stock to adopt and approve this Agreement and the Transactions, (b) waive its anti-dilution protection with respect to its shares of BAC Common Stock, (c) not redeem its shares of BAC Common Stock, and (d) subject a certain number of its shares of New BAC Common Stock to an “earnout”, in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, in connection with the Closing, BAC and certain stockholders of the Company, including the Key Company Stockholders, which shall collectively own at least 70% of the total issued and outstanding capital stock of the Company as of immediately prior to the Closing shall enter into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”), substantially in the form attached hereto as Exhibit A;

WHEREAS, prior to or in connection with the Closing, BAC and certain investors (collectively, the “PIPE Investors”) may enter into one or more subscription agreements (each, a “PIPE Subscription Agreement”), pursuant to which, among other things, each PIPE Investor shall agree to subscribe for and purchase on the Closing Date, and BAC shall agree to issue and sell to each such PIPE Investor on the Closing Date, the number of shares of New BAC Common Stock set forth in the applicable PIPE Subscription Agreement in exchange for the purchase price set forth therein (the aggregate purchase price under all PIPE Subscription Agreements, collectively, the “PIPE Financing Amount,” and the equity financing under all PIPE Subscription Agreements, collectively, the “PIPE Financing”), in each case, on the terms and subject to the conditions set forth therein; and

WHEREAS, for United States federal income Tax purposes, it is intended that (i) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, (ii) the Company, Merger Sub and BAC are parties to such reorganization within the meaning of Section 368(b) of the Code and (iii) this Agreement is, and is hereby adopted as, a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code (collectively, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01 Certain Definitions. For purposes of this Agreement:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“AICPA” means the American Institute of Certified Public Accountants.

“Ancillary Agreements” means the Stockholder Support Agreement, the Sponsor Support Agreement, the Registration Rights and Lock-Up Agreement, the PIPE Subscription Agreements, if any, the Key Employee Agreements, and all other agreements, certificates and instruments executed and delivered by BAC, Merger Sub and/or the Company in connection with the Transactions and expressly contemplated by this Agreement.

“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act, the Criminal Code, U.S. Foreign Corrupt Practices Act of 1977, as amended, and the provisions of any other similar or equivalent anti-corruption or anti-bribery laws of any jurisdiction.

“Anti-Money Laundering Laws” means means financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 (also known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), the anti-money laundering statutes of all applicable jurisdictions the rules and regulations thereunder, and any related or similar rules or regulations, issued, administered or enforced by any Government Entity.

“Available Closing Date Cash” means an aggregate amount of cash equal to the sum of (without duplication) (a) the cash in the Trust Account, prior to any exercise of BAC Redemption Rights by holders of BAC Common Stock, plus (b) the aggregate proceeds actually received by BAC at or prior to the Closing from any (i) PIPE Financing, (ii) Company Permitted Interim Financing, (iii) other equity financing (including backstops, recycling facilities and/or forward purchase agreements) or (iv) debt financing, plus (c) all other cash and cash equivalents of BAC and Custom Health as of the Closing Date, plus (d) the amount of any undrawn committed revolving line of credit facility or similar financing structure.

“BAC Certificate of Incorporation” means the Amended and Restated BAC Certificate of Incorporation, dated September 27, 2021, as amended on March 28, 2023 and on September 28, 2023.

“BAC Class A Common Stock” means BAC’s Class A common stock, par value $0.0001 per share.

“BAC Class B Common Stock” means BAC’s Class B common stock, par value $0.0001 per share.

“BAC Class B Conversion Ratio” means the ratio at which the shares of BAC Class B Common Stock are automatically convertible into shares of BAC Class A Common Stock pursuant to Section 4.3(b) of the BAC Certificate of Incorporation.

“BAC Common Stock” means, collectively, the BAC Class A Common Stock and the BAC Class B Common Stock.

“BAC Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of BAC; or (b) would prevent, materially delay or materially impede the performance by BAC or Merger Sub of their respective obligations under this Agreement or the consummation of the Merger and the other Transactions; provided, however, solely with respect to clause (a), that none of the following (or the effect of any of the following) shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be an BAC Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which BAC operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, wild fire or other natural disaster, epidemic, disease outbreak, pandemic, or other acts of God, (vi) any actions taken or not taken by BAC as required by this Agreement or any Ancillary Agreement, (vii) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transaction, or (viii) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has requested in writing or to which it has consented in writing or which actions are expressly contemplated by this Agreement, or (ix) the consummation and effects of any exercise of BAC Redemption Rights by holders of BAC Common Stock, except in the cases of clauses (i) through (v), to the extent that BAC is disproportionately affected thereby as compared with other participants in the industry in which BAC operates.

“BAC Organizational Documents” means the BAC Certificate of Incorporation, bylaws, and Trust Agreement of BAC, in each case as amended, modified or supplemented from time to time.

“BAC Private Placement Warrants” means BAC Warrants sold by BAC at a price of $1.00 per warrant in a private placement to the Sponsor.

“BAC Redemption Rights” means the redemption rights provided for in Section 9.2 of the BAC Certificate of Incorporation.

“BAC Transaction Expense Cap” means an amount equal to (a) $5,000,000 plus (b) an amount equal to the Company Transaction Expense Cap Savings, if any.

“BAC Transaction Expense Cap Savings” means the dollar amount by which the BAC Transaction Expenses paid or payable in cash are less than $5,000,000. For the avoidance of doubt, if the BAC Transaction Expenses paid or payable in cash are equal to or greater than $5,000,000, then the BAC Transaction Expense Cap Savings shall be deemed to be $0.

“BAC Transaction Expenses” means any fees and expenses paid or payable by or on behalf of BAC or Merger Sub, or their respective affiliates (excluding, for the avoidance of doubt, the Company, any Company Subsidiary or any of their respective affiliates prior to the Closing) (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including: (a) all fees, costs, expenses, brokerage fees, commissions (including the Deferred Underwriting Commission), finders’ fees and disbursements of financial advisors (other than Cohen pursuant to subsection (h) below), underwriters, investment banks, data room administrators, attorneys (subject to subsection (j) below), accountants and other advisors and service providers; (b) all filing fees paid to Governmental Authorities in connection with the Transactions, including fees towards filings to be made to the SEC and NYSE American or any other stock exchange or pursuant to the HSR Act (excluding, for the avoidance of doubt, the fees and expenses of any other party’s outside counsels, financial advisors, consultants and other advisors in connection with such filing fees); (c) the premium and other fees and expenses associated with its D&O Tail; (e) all fees and expenses for the preparation, filing and mailing of the Proxy Statement and Registration Statement; (f) fifty percent (50%) of all Transfer Taxes, if any, as provided in Section 7.10; (g) all fees and expenses paid or payable by or on behalf of BAC in connection with the issuance of Series A Convertible Preferred Stock of BAC pursuant to the definitive transaction documents in connection with the transactions to be entered into by BAC and an affiliate of Atalaya Capital Management LP (the “Atalaya Transaction”); (h) fifty percent (50%) of the fees and expenses payable to Cohen; (i) fifty percent (50%) of the Signing Deposit (as defined in Pharmacy Acquisitions Definitive Agreement); and (j) fifty percent (50%) of the attorneys’ fees of the Company in connection with the Pharmacy Acquisitions.

“BAC Warrant Agreement” means that certain warrant agreement dated September 27, 2021, by and between BAC and Continental Stock Transfer & Trust Company.

“BAC Warrants” means warrants to purchase shares of BAC Class A Common Stock as contemplated under the BAC Warrant Agreement, with each warrant exercisable for one share of BAC Class A Common Stock at an exercise price of $11.50 per share.

“BAC Working Capital Loans” means the working capital loans as described in BAC’s final prospectus filed with the SEC in connection with its initial public offering.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Business Systems or otherwise in the course of the conduct of the business of the Company or any Company Subsidiaries.

“Business Day” means any day other than a Saturday, a Sunday or a day on which the SEC or banks are not required to be closed in New York, New York and San Francisco, California.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used in the conduct of the business of the Company or any Company Subsidiaries.

“CASL” means an Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act, S.C. 2010, c. 23.

“Change of Control” shall mean (a) a sale, lease, license or other disposition, in a single transaction or a series of related transactions, of fifty percent (50%) or more of the assets of BAC and its subsidiaries, taken as a whole; (b) a merger, consolidation or other business combination of BAC resulting in any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date) acquiring at least fifty percent (50%) of the combined voting power of the then outstanding securities of BAC or the surviving Person outstanding immediately after such combination (for the avoidance of doubt, excluding any Earn-Out Shares that may be issued in connection with such transaction(s) pursuant to Section 3.02); or (c) any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date) (i) obtaining beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of the voting shares of BAC representing more than fifty percent (50%) of the voting power of the share capital of BAC entitled to vote for the election of directors of BAC or (ii) otherwise acquiring, directly or indirectly, the power to direct or cause the direction of the management or policies of BAC, whether through the ability to exercise voting power, by contract or otherwise.

“Cohen” means J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division.

“Company Acquisition Proposal” means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than BAC, Merger Sub or their respective affiliates) relating to, in a single transaction or a series of related transactions, (a) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the assets of the Company and the Company Subsidiaries, taken as a whole (based on the fair market value thereof, as determined by the Company Board in good faith), or (b) acquisition of beneficial ownership of 20% or more of the total voting power of the equity securities of the Company, whether by way of merger, asset purchase, equity purchase or otherwise. For the avoidance of doubt, a Company Permitted Interim Financing shall not be deemed a Company Acquisition Proposal.

“Company Certificate of Incorporation” means the amended and restated certificate of incorporation of the Company, dated April 6, 2023, as such may have been amended, supplemented or modified from time to time.

“Company Class A Common Stock” means the series of common stock of the Company denominated as “Class A Common Stock”, par value of $0.0001 per share.

“Company Class B Common Stock” means the series of common stock of the Company denominated as “Class B Common Stock”, par value of $0.0001 per share.

“Company Class C Common Stock” means the series of common stock of the Company denominated as “Class C Common Stock”, par value of $0.0001 per share.

“Company Common Stock” means, collectively, the Company Class A Common Stock, the Company Class B Common Stock and the Company Class C Common Stock.

“Company Convertible Note” means any convertible promissory note of the Company that is issued and outstanding immediately prior to the Effective Time, which shall be converted into shares of Company Common Stock immediately prior to the Effective Time pursuant to Section 3.01(c)(iii); provided, however, that, the Secured Debentures and the Company Working Capital Notes shall not be Company Convertible Notes.

“Company Equity Plan” means the Custom Health, Inc. 2021 Stock Incentive Plan, as amended, supplemented or modified from time to time.

“Company Fully-Diluted Number” means the sum, without duplication, of (a) the aggregate number of shares of Company Common Stock (other than Company Treasury Shares) that are issued and outstanding as of immediately prior to the Effective Time, plus (b) the aggregate number of shares of Company Common Stock issuable upon exercise of all Company In-The-Money Options that are outstanding as of immediately prior to the Effective Time; plus (c) the aggregate number of shares of Company Common Stock issuable upon exercise of all Company In-The-Money Warrants that are outstanding as of immediately prior to the Effective Time.

“Company In-The-Money Option” means a Company Option that, as of immediately prior to the Effective Time, has an exercise price that is less than the Company Share Implied Price.

“Company In-The-Money Option Proceeds Amount” means the aggregate cash proceeds of the exercise of all Company In-The-Money Options that are outstanding as of immediately prior to the Effective Time which shall be calculated as the product of (a) the exercise price per share of each such Company In-The-Money Option multiplied by (b) the number of Company In-The-Money Options that are outstanding as of immediately prior to the Effective Time.

“Company In-The-Money Warrant” means a Company Warrant that, as of immediately prior to the Effective Time, has an exercise price that is less than the Company Share Implied Price.

“Company In-The-Money Warrant Proceeds Amount” means the aggregate cash proceeds of the exercise of all Company In-The-Money Warrants that are outstanding as of immediately prior to the Effective Time, which shall be calculated as the product of (a) the exercise price per share of each such Company In-The-Money Warrant multiplied by (b) the number of Company In-The-Money Warrants that are outstanding as of immediately prior to the Effective Time.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company and/or the Company Subsidiaries or to which the Company and/or the Company Subsidiaries otherwise has a right to use.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) would prevent, materially delay or materially impede the performance by the Company and the Company Subsidiaries of their respective obligations under this Agreement or the consummation of the Merger and the other Transactions; provided, however, solely with respect to clause (a), that none of the following (or the effect of any of the following) shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (i) any change or proposed change in, or change in the interpretation of, any Law or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which the Company and the Company Subsidiaries operate; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, wild fire or other natural disaster, epidemic, pandemic, disease outbreaks or other acts of God, (vi) any actions taken or not taken by the Company as required by this Agreement or any Ancillary Agreement, (vii) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transaction (including the impact thereof on relationships with customers, Suppliers, employees or Governmental Authorities); (viii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; or (ix) any actions taken, or failures to take action, or such other changed or events, in each case, which BAC has requested in writing or to which it has consented in writing or which actions are expressly contemplated by this Agreement, except in the cases of clauses (i) through (v), to the extent that the Company is disproportionately affected thereby as compared to other participants in the industries in which the Company operates.

“Company Offering” means the Company’s filing of a registration statement under the Securities Act for an initial public offering of any of the Company’s or the Company Subsidiaries’ securities or the undertaking by the Company of a private placement of the Company’s or the Company Subsidiaries’ securities pursuant to Rule 144 of the Securities Act. For the avoidance of doubt, a Company Permitted Interim Financing shall not be deemed a Company Offering.

“Company Option” means an option to purchase a share of Company Common Stock, whether or not vested, granted under or outside of the Company Equity Plan.

“Company Out-Of-The-Money Option” means a Company Option that, as of immediately prior to the Effective Time, has an exercise price that is equal to or greater than the Company Share Implied Price.

“Company Out-Of-The-Money Warrant” means a Company Warrant that, as of immediately prior to the Effective Time, has an exercise price that is equal to or greater than the Company Share Implied Price.

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Permitted Interim Financing” means (a) the issuance and sale by the Company of one or more Company Convertible Notes prior to Closing, which notes (other than the Secured Debentures) shall, convert into shares of Company Common Stock as of immediately prior to the Effective Time, and (b) the issuance and sale of by the Company of one or more Company Working Capital Notes prior to Closing in an amount not to exceed $5,000,000, and (c) any other financing arrangement, including an equity or debt financing, entered into by the Company prior to Closing; in each case, that BAC consents to in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

“Company Requisite Approval” means the affirmative vote of the holders of at least a majority of the outstanding shares of the Company Class A Common Stock and Company Class B Common Stock, voting together as a single class.

“Company Share Implied Price” means the dollar amount equal to the quotient of (a) the Company Value divided by (b) the Company Fully-Diluted Number.

“Company Transaction Expense Cap” means an amount equal to (a) $5,000,000 plus (b) an amount equal to the BAC Transaction Expense Cap Savings, if any.

“Company Transaction Expense Cap Savings” means the dollar amount by which the Company Transaction Expenses paid or payable in cash are less than $5,000,000. For the avoidance of doubt, if the Company Transaction Expenses paid or payable in cash are equal to or greater than $5,000,000, then the Company Transaction Expense Cap Savings shall be deemed to be $0.

“Company Transaction Expenses” means all fees and expenses paid or payable by or on behalf of the Company, any Company Subsidiary, or their respective affiliates (excluding, for the avoidance of doubt, BAC, Merger Sub or any of their respective affiliates prior to the Closing) (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), including: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors (other than Cohen pursuant to subsection (h) below), investment banks, data room administrators, attorneys (subject to subsection (g) below), accountants and other advisors and service providers; (b) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options (including any Company Options, but excluding, for the avoidance of doubt, the issuance of any Rollover Option), warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of the Company, or any Company Subsidiary, which become payable (including if subject to continued employment) as a result of or in connection with the execution of this Agreement or the consummation of the Transactions, plus any employer portion of any payroll Taxes required to be paid thereon (including, for the avoidance of doubt, the employer portion of any Taxes required to be paid in connection with the issuance of the Earn-Out Shares); (c) the premium and other fees and expenses associated with the Company’s D&O Tail; (d) fifty percent (50%) of all Transfer Taxes, if any, as provided in Section 7.10; (e) fifty percent (50%) of the fees and expenses payable to Cohen; (f) 50% of the Signing Deposit (as defined in the Pharmacy Acquisitions Definitive Agreement); and (g) fifty percent (50%) of the attorneys’ fees of the Company in connection with the Pharmacy Acquisitions.

“Company Value” means an amount equal to the sum of (a) $185,000,000, minus (b) the amount, if any, by which the Company Transaction Expenses paid or payable in cash exceed the Company Transaction Expense Cap, plus (c) the amount, if any, by which the BAC Transaction Expenses paid or payable in cash exceed the BAC Transaction Expense Cap.

“Company Warrant” means a warrant to purchase Company Class C Common Stock.

“Company Working Capital Note” means any promissory note of the Company that is issued and outstanding immediately prior to the Effective Time, including convertible promissory notes which, at the option of the holder thereof, may be payable in cash (the “Cash Payment Election”) or convertible into shares of Company Common Stock (the “Stock Payment Election”) immediately prior to the Effective Time pursuant to Section 3.01(c)(iii); provided, however, that, the Secured Debentures and Company Convertible Notes shall not be Company Working Capital Notes. For the avoidance of doubt, Company Working Capital Notes may include promissory notes that do not convert into shares of Company Common Stock.

“Compliant” means, with respect to the Required Financials, that the Required Financials: (a) comply in all material respects with all requirements of Regulation S-K and Regulation S-X of the SEC applicable to the Registration Statement, (b) would not be deemed stale or otherwise be unusable pursuant to the requirements of the Securities Act including Regulation S-X thereof, and (c) are sufficient to permit the Company’s independent public accountants or independent auditors, as the case may be, to issue customary “comfort letters” in connection with the offering pursuant to the Registration Statement or PIPE Financing, including as to customary negative assurances and change periods, in order to consummate the offering pursuant to the Registration Statement and any PIPE Financing (and such auditors have confirmed that they are prepared to issue a comfort letter subject to their completion of customary procedures).

“Competition Act” means the Competition Act (Canada), R.S.C. 1985, c. C-34, and the regulations promulgated thereunder.

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company or any Suppliers or customers of the Company or the Company Subsidiaries or BAC or its subsidiaries (as applicable), including any Intellectual Property rights, that is not already and does not become (through no action or inaction by the Company) generally available to the public or part of general industry knowledge.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Data Security Breach” means (a) the accidental, unauthorized, or unlawful destruction, loss, alteration, disclosure of, or access to, Personal Information or Business Data transmitted, stored or otherwise processed by Company, or any of its subsidiaries, or any service provider processing data on behalf of Company; and (b) any other security incident defined by applicable Privacy/Data Security Laws as a “breach,” “data breach,” “personal data breach” or other similar term.

“Deferred Underwriting Commission” means the deferred underwriting commission payable upon the consummation of the Transactions from the Trust Account to the underwriters of BAC’s initial public offering.

“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner.

“Environmental Claim” means any third party (including proceeding, Governmental Authority and private parties) action, an order from a Governmental Authority, claim or proceeding Lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any person alleging liability of whatever kind or nature (including liability for or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or and remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, release of, or exposure to, any Hazardous Substances; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit, applicable to any property owned, leased or managed by the Company or the Company Subsidiaries prior to the Closing Date.

“Environmental Laws” means any United States federal, state or local or non-United States laws, rulings, regulations, or orders from a Governmental Authority relating to public health and safety, worker health and safety, and pollution or protection of the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of, or exposure to, any Hazardous Substances, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, odor, per- and poly-fluoroalkyl substances, mold or radiation, as previously, now or hereafter in effect relating to the protection of the environment, natural resources or human health or safety in connection with environmental protection, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; and the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to the Company or any Company Subsidiary, each entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company or any Company Subsidiary, or that is a member of the same “controlled group” as the Company or any Company Subsidiary pursuant to Section 4001(a)(14) of ERISA.

“Exchange Ratio” means the quotient of (a) the Transaction Consideration divided by (b) the Company Fully-Diluted Number.

“Ex-Im Laws” means all applicable Laws relating to export, re-export and transfer controls, including the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations administered by the U.S. State Department, U.S. Commerce Department, the Export and Import Permits Act (Canada), the Export Control List and other similar export control Laws or restrictions applicable to the Company, its subsidiaries, and their operations from time to time, and all applicable customs and import Laws administered by Canada Border Services Agency, Global Affairs Canada, Customs Border Protection or any other relevant Government Entity.

“Government Entity” means any United States, Canadian or foreign governmental authority, including any national, federal, territorial, state, provincial, commonwealth, province, territory, county, municipal, district, local governmental jurisdiction of any nature or any other governmental, government-appointed professional association or college, self-regulatory or quasi-governmental authority of any nature (including any governmental department, division, agency, bureau, office, branch, court, commission, tribunal, or other governmental instrumentality) or any political or other subdivision or part of any of the foregoing.

“Government Official” means any officer or employee of a government or any department, agency or instrumentality thereof, or of a public international organization, or any person acting in an official capacity or on behalf of any such government, department, agency or instrumentality or for, or on the behalf of, such public international organization, including directors, officers, managers, employees and other agents of any enterprise owned directly or indirectly by a government or public international organization.

“Government Payment Program” means any plan or program providing health care benefits, whether directly through insurance or otherwise, that is funded directly, in whole or part, by a Government Entity, whether pursuant to one or more contracts with the applicable Government Entity or otherwise, including Medicare, Medicaid, state CHIP programs, TRICARE, Medicare Advantage, managed Medicaid, and similar or successor programs with or for the benefit of any Government Entity, and any other federal health care program (as defined in 42 U.S.C. § 1320a-7b(f)).

“Hazardous Substance(s)” means any materials, substances, pollutants, or contaminants, including any hazardous, toxic, dangerous, flammable, explosive, infectious or radioactive substances or wastes that are regulated by, defined, declared, or controlled in or under, or may give rise to standards of conduct or liability pursuant to, any Environmental Laws or order from a Governmental Authority, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls or related waste, per- and poly-fluoroalkyl substances, mold, or radon.

“Health Care Laws” means any health care law applicable to the operations of the Company, including: (a) the U.S. Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), Sections 1320a-7, 1320a-7a, and 1320a-7b of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes and any comparable self-referral or fraud and abuse Laws promulgated by any state and any equivalent law in any jurisdiction where the Company operates; (b) the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 301 et seq., the regulations promulgated thereunder, and any sub-regulatory guidance document or binding action of or by the FDA, and the Food and Drugs Act (Canada), the regulations promulgated thereunder and any sub-regulatory guidance document or binding action of or by Health Canada; (c) any Laws of any Government Entity that is the foreign, federal, state or local equivalent of the FDA or Health Canada; (e) any Laws applicable to the hiring of employees or acquisition of services or supplies from Persons excluded from participation in Government Payment Programs; (f) any laws applicable to the licensing or operation of a pharmacy including the Health Professions Act, RSBC 1996, c. 183, Pharmacy Operations and Drug Scheduling Act, SBC 2003, C-77, Pharmacy Operations General Regulation, BC Reg 43/2018, Pharmacy and Pharmacy Disciplines Act, 1996, SS 1996, c P-9.1, Pharmacy Act, 1991, S.O. 1991, c. 36, Drug and Pharmacies Regulation Act, R.S.O. 1990, c. H.4, Drug and Pharmacies Regulation Act, O. Reg. 264/16, and any regulations promulgated thereunder and any sub-regulatory guidance document or professional code of conduct, as applicable, in each province.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means: (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof (“Patents”); (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith (“Trademarks”); (c) copyrights and registrations and applications for registration, renewals and extensions thereof (“Copyrights”) and other works of authorship (whether or not copyrightable); (d) trade secrets and know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases, database rights, including rights to use any Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information; (e) Internet domain names and social media accounts; (f) rights of privacy; (g) all other intellectual property or proprietary rights of any kind or description; (h) copies and tangible embodiments of any of the foregoing, in whatever form or medium; and (i) all legal rights arising from items (a) through (g), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“Investment Canada Act” means the Investment Canada Act (Canada), R.S.C. 1985, c.28 (1st Supp), and the regulations promulgated thereunder.

“Key Company Stockholders” means the persons and entities listed on Schedule B.

“Key Employees” means the persons listed on Schedule C.

“knowledge” or “to the knowledge” of a person means, in the case of the Company, the actual knowledge of the persons listed on Schedule A-1 after reasonable investigation, and in the case of BAC, the actual knowledge of the persons listed on Schedule A-2 after reasonable investigation.

“Leased Real Property” means the real property leased by the Company or any Company Subsidiary as tenant, together with, to the extent leased by the Company or any Company Subsidiary, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any Company Subsidiary relating to the foregoing.

“Lien” means any lien, security interest, mortgage, deeds of trust, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws, and not including any license of Intellectual Property).

“Lookback Date” means, with respect to the Company, the date that is three (3) years prior to the date of this Agreement, and, with respect to any Company Subsidiary, January 1, 2021.

“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub, as amended, modified or supplemented from time to time.

“New BAC Common Stock” means the common stock of BAC, par value $0.0001 per share, as set forth in the BAC Second Amended and Restated Certificate of Incorporation.

“NYSE American” means the NYSE American stock exchange or a successor that is a national securities exchange registered under Section 6 of the Exchange Act.

“Open Source Software” means any Software that is licensed pursuant to: (a) any license that is a license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); or (b) any license to Software that is considered “free” or “open source software” by the Free Software Foundation.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permitted Liens” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not, individually or in the aggregate, materially impair the current use, value or occupancy of the Company’s or any Company Subsidiary’s assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens imposed by Law and arising in the ordinary course of business, or for which deposits to obtain the release of such Liens have been made in accordance with GAAP; (c) Liens for Taxes (i) not yet due and payable, or (ii) being contested in good faith and for which appropriate reserves have been established in accordance with GAAP; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities; (e) non-exclusive licenses, sublicenses or other rights to Intellectual Property owned by or licensed to the Company granted to any licensee in the ordinary course of business; (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not individually or in the aggregate, materially interfere with the present use, value or occupancy of such real property; and (g) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means (a) information related to an identified or identifiable individual (e.g., name, address telephone number, email address, financial account number, government-issued identifier), (b) any other data used or intended to be used or which allows one to identify, contact, or locate an individual, including any internet protocol address or other persistent identifier, and (c) any other, similar information or data, in each case, to the extent defined as “personal data,” “personal information,” “personally identifiable information” or similar terms by applicable Privacy/Data Security Laws.

“Pharmacy Acquisitions” means the acquisition of (a) Flywheel Healthcare, LLC (d/b/a Young at Heart), and (b) InnovativeRx North Ohio, Inc. (d/b/a Finney’s Institutional) by the Company or any of its Affiliates.

“Pharmacy Acquisitions Definitive Agreement” means any definitive agreement entered into by the Company in connection with the Pharmacy Acquisitions.

“Privacy/Data Security Laws” means all laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information or breach notification relating thereto. Privacy/Data Security Laws include the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. Section 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.) and all implementing regulations in effect (collectively, “HIPAA”), the Personal Information Protection and Electronic Documents Act, S.C. 2000, c.5 and all regulations thereunder, the Personal Health Information Protection Act, 2004, S.O. 2004, c. 3, Sched. A (“PHIPA”), and all regulations thereunder and all other Canadian provincial privacy laws and the regulations issued thereunder comparable to PHIPA, and that are applicable to the collection, use, security, disclosure, transfer or processing of Personal Information in the health care sector.

“Privacy and Data Security Requirements” means all (a) Privacy/Data Security Laws; (b) rules or other requirements of industry self-regulatory programs or standards to which the Company or any Company Subsidiary is bound in writing; (c) industry standards or requirements relating to the access, use, processing and security of Personal Information (as applicable to the Company or any Company Subsidiary), including the Payment Card Industry Data Security Standard (PCI DSS) and all other applicable security rules and requirements as promulgated by the PCI Security Standards Council, by any member thereof, or by any entity that functions as a card brand, card association, card network, payment processor, acquiring bank, payment services provider, merchant bank or issuing bank, and all audit, scanning and filing requirements, to the extent applicable; (d) provisions of any contracts to which the Company or any Company Subsidiary is bound imposing obligations with respect to the collection, use, security, disclosure, transfer or processing of Personal Information or Business Data held or processed by or on behalf of the Company or any Company Subsidiary; (e) all published, posted, and internal policies, procedures, and notices relating to Company’s or any Company Subsidiary’s collection, use, security, disclosure, transfer or processing of Personal Information (collectively, the “Privacy Policies”), whether policies of Company or any Company Subsidiary; and (f) CASL.

“Pro Rata Basis” means, with respect to any Earn-Out Recipient, in accordance with the ratio equal to the quotient of (a) the maximum number of Earn-Out Shares issuable to such Earn-Out Recipient pursuant to such Earn-Out Recipient’s employment agreement and/or Earn-Out Award Notice, divided by (b) 500,000.

“Products” mean any products or services, designed, developed, performed, licensed, sold, distributed other otherwise made available by or on behalf of the Company or any Company Subsidiaries, from which the Company or any Company Subsidiaries has derived previously, is currently deriving or expect to derive, revenue from the sale or provision thereof, including products or services currently under development by the Company or any Company Subsidiaries.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“Regulation S-X” means Regulation S-X promulgated under the Exchange Act.

“Sanctioned Country” means any country or territory that is the subject or target of comprehensive Sanctions (at the time of this agreement, the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” means any person that has been or is designated on OFAC’s List of Specially Designated Nationals and Blocked Persons, Sectoral Sanctions Identification List, or Foreign Sanctions Evader List, or any other similar list of designated persons established pursuant to Sanctions.

“Sanctions” means economic sanctions laws, regulations, and executive orders of the United States (including those administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, the U.S. Department of State, and the U.S. Department of Commerce), the United Nations Security Council, the European Union, any European Union member state, the United Kingdom, and any other relevant sanctions authority.

“Secured Debentures” means any secured debentures of Young Heart Pharmacy and Finneys Pharmacy issued in connection with the Pharmacy Acquisitions.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Sponsor” means Berenson SPAC Holdings I, LLC, a Delaware limited liability company.

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, BAC or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services that are utilized in or comprise the Products of the Company or any of the Company Subsidiaries.

“Tax Act” means the Income Tax Act (Canada).

“Technology” means all designs, formulas, algorithms, procedures, techniques, methods, processes, concepts, ideas, know-how, programs, models, routines, data, databases, tools, inventions, creations, improvements and all recordings, graphs, drawings, reports, analyses, other writings, and any other embodiment of the above, in any form, whether or not specifically listed herein.

“Trading Day” shall mean any day on which shares of New BAC Common Stock are tradeable on NYSE American (or the principal securities exchange or securities market on which shares of New BAC Common Stock are then traded).

“Transaction Consideration” means a number of shares of New BAC Common Stock equal to the quotient of (a) the sum of (i) the Company Value plus (ii) the Company In-The-Money Option Proceeds Amount plus (iii) the Company In-The-Money Warrant Proceeds Amount, divided by (b) $10.00.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by BAC, Merger Sub or the Company in connection with the Transaction and specifically contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“VWAP” means, for each Trading Day, the daily volume-weighted average price for shares of New BAC Common Stock on NYSE American (or the principal securities exchange or securities market on which shares of New BAC Common Stock are then traded) during the period beginning at 9:30:01 a.m., New York time and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average). If the VWAP cannot be calculated for shares of New BAC Common Stock on such date(s) on the forgoing basis, the VWAP of such shares on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by the BAC Board.

Section 1.02 Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2023 Balance Sheet	§ 4.07(b)
Acquired Company Financials	§ 7.13
Action	§ 4.09
Agreement	Preamble
Antitrust Laws	§ 7.12(a)
BAC	Preamble
BAC Amended Bylaws	§ 5.07(a)
BAC Board	Recitals
BAC Disclosure Schedule	Article V
BAC Preferred Stock	§ 5.03(a)
BAC Proposals	§ 7.01(a)
BAC SEC Reports	§ 5.07(a)
BAC Second Amended and Restated Certificate of Incorporation	§ 5.07(a)
BAC Stockholders’ Meeting	§ 7.01(a)
BAC Waiving Parties	§ 10.11(a)
Blue Sky Laws	§ 4.05(b)
Business Combination Proposal	§ 7.04(b)
Certificate of Merger	§ 2.02(a)
Certificates	§ 3.03(b)
Claims	§ 6.03
Closing	§ 2.02(b)
Closing Date	§ 2.02(b)
Code	§ 3.03(h)
Company	Preamble
Company Board	Recitals
Company Disclosure Schedule	Article IV
Company Dissenting Shares	§ 3.06(a)
Company Permits	§ 4.06
Company Subsidiary	§ 4.01(a)
Company Unaudited Financials	§ 7.13
Company Waiving Parties	§ 10.11(b)
Confidentiality Agreement	§ 7.03(b)
Continuing Employees	§ 7.05(a)
DGCL	Recitals
D&O Tail	§ 7.06(b)
Earn-Out Period	§ 3.02(d)(i)
Earn-Out Recipients	§ 3.02(a)
Earn-Out Shares	§ 3.02(a)
Earn-Out Targets	§ 3.02(d)(ii)
Effective Time	§ 2.02(a)
Environmental Permits	§ 4.16(e)
Exchange Act	§ 4.23

Defined Term	Location of Definition
Equity Incentive Plan	§ 7.15
Exchange Agent	§ 3.03(a)
Exchange Fund	§ 3.03(a)
FDA	§ 4.11(a)(ii)
Financial Statements	§ 4.07(b)
First Earn-Out Target	§ 3.02(d)(i)
Governmental Authority	§ 4.05(b)
Health Plan	§ 4.10(j)
HHS	§ 4.11(a)(ii)
Information Statement	§ 7.01(a)
IRS	§ 4.10(b)
Key Employee Agreements	§ 7.19
Law	§ 4.05(a)
Lease	§ 4.13(b)
Lease Documents	§ 4.13(b)
Letter of Transmittal	§ 3.03(b)
Material Contracts	§ 4.17(a)
Merger	Recitals
Intended Tax Treatment	Preamble
Interim Period	§ 6.01(a)
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Common Stock	§ 5.03(b)
Outside Date	§ 9.01(b)
Payment Spreadsheet	§ 3.01(a)
PCAOB Audited Financials	§ 7.13
PIPE Financing	Recitals
PIPE Financing Amount	Recitals
PIPE Investors	Recitals
PIPE Subscription Agreements	Recitals
Plans	§ 4.10(a)
PPACA	§ 4.10(j)
Privacy Policies	§ 4.14(i)
Pro Forma Financials	§ 7.13
Proxy Statement	§ 7.01(a)
Registered IP	§ 4.14(a)
Registration Rights and Lock-Up Agreement	Recitals
Registration Statement	§ 7.01(a)
Remedies Exceptions	§ 4.04
Representatives	§ 7.03(a)
Required Financials	§ 7.13
Rollover Options	§ 3.01(c)(i)
Rollover Warrant	§ 3.01(c)(ii)
SEC	§ 5.07(a)
Second Earn-Out Target	§ 3.02(d)(ii)
Securities Act	§ 5.07(a)
Service Agreements	§ 4.10(a)
Sponsor Support Agreement	Recitals
Stockholder Support Agreement	Recitals
Surviving Corporation	§ 2.01

Defined Term	Location of Definition
Tax	§ 4.15(q)
Tax Return	§ 4.15(q)
Terminating Company Breach	§ 9.01(e)
Terminating BAC Breach	§ 9.01(f)
Transfer Taxes	§ 7.10(b)
Trust Account	§ 5.13
Trust Agreement	§ 5.13
Trust Fund	§ 5.13
Trustee	§ 5.13
Unpaid Company Transaction Expenses	§ 3.05(a)
Unpaid BAC Transaction Expenses	§ 3.05(b)
Written Consent	§ 7.18

Section 1.03 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (viii) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation, (ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”, (x) references to “dollar”, “dollars” or “$” shall be to the lawful currency of the United States, and (xi) the word “shall” and the word “will” indicate a mandatory obligation.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE II.

AGREEMENT AND PLAN OF MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue its existence under the DGCL as the surviving corporation of the Merger (the “Surviving Corporation”) and become a wholly-owned subsidiary of BAC.

Section 2.02 Effective Time; Closing.

(a) As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the parties hereto shall cause the Merger to be consummated by the due execution, acknowledgement and filing with the Secretary of State of the State of Delaware of a certificate of merger in the form required by Section 251 of the DGCL (the “Certificate of Merger”), with the Merger becoming effective immediately upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such other subsequent date and time as BAC and the Company agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

(b) Immediately prior to such filing of the Certificate of Merger in accordance with Section 2.02(a), the closing of the Transactions (the “Closing”) shall be effected remotely by the exchange of documents and signatures in PDF or other electronic format by electronic mail for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 2.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall (as applicable) be vested in and become the property of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement and any other Transaction Documents to which Merger Sub or the Company is a party.

Section 2.04 Certificate of Incorporation; Bylaws.

(a) The Company Certificate of Incorporation as in effect immediately prior to the Effective Time shall, at the Effective Time, be amended and restated to read in its entirety as set forth in Exhibit C attached hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by applicable Law and such certificate of incorporation.

(b) At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety as those of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by applicable Law, the certificate of incorporation of the Surviving Corporation and such bylaws, as applicable.

(c) On the Closing Date, BAC shall amend and restate, effective as of the Effective Time, (i) the BAC Certificate of Incorporation in a form as set forth on Exhibit B-1 (the “BAC Second Amended and Restated Certificate of Incorporation”) and (ii) the bylaws of BAC in a form as set forth on Exhibit B-2 (the “BAC Amended Bylaws”).

Section 2.05 Directors and Officers.

(a) The Company and BAC shall take all lawful actions so that, at the Effective Time, except as otherwise mutually agreed by the Company and BAC in writing, the directors and officers of the Surviving Corporation shall be the those individuals designated by the Company, each to hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) BAC shall take all lawful actions, including causing the directors of BAC to resign, so that, at the Effective Time, except as otherwise mutually agreed by the Company and BAC in writing:

(i) the directors of BAC shall consist of up to seven (7) directors, which shall include (A) four (4) directors designated by the stockholders of the Company prior to the Closing Date, two (2) of which shall be Class III directors, (B) two (2) directors designated by Sponsor, one (1) of which shall be a Class III director and the other of which shall be a Class II director, and (C) the Chief Executive Officer of BAC as of the Effective Time, and (D) if required by the investors under the PIPE Subscription Agreements, one (1) additional director designated by such investors. The BAC Board shall include such number of individuals qualified to serve as “independent directors”, as mutually designated by the Company and BAC, under the listing rules and regulations of the NYSE (“BAC Independent Directors”) as may be required by such rules and regulations and applicable Law. Each such director of the BAC Board shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal in accordance with the BAC Second Amended and Restated Certificate of Incorporation and the BAC Amended Bylaws; and

(ii) the officers of BAC shall be those individuals designated by the Company prior to the Closing Date and each such officer to hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal in accordance with the BAC Second Amended and Restated Certificate of Incorporation and the BAC Amended Bylaws.

ARTICLE III.

CONVERSION OF SECURITIES; EARN-OUT; EXCHANGE OF CERTIFICATES

Section 3.01 Conversion of Securities.

(a) Payment Spreadsheet. Not less than five (5) Business Days prior to the Effective Time, the Company shall deliver to BAC a schedule (the “Payment Spreadsheet”) setting forth (i) the calculation of the Transaction Consideration, the Company Value, and the Company In-The-Money Option Proceeds Amount and Company In-The-Money Warrant Proceeds Amount (which shall be calculated in a manner, and be in a format, consistent with the illustrative example set forth on Schedule D hereto), (ii) the allocation of the Transaction Consideration to the holders of shares of Company Common Stock in accordance with Section 3.01(b)(i), (iii) the allocation of the Earn-Out Shares among the Earn-Out Recipients, (iii) with respect to each holder of Company Options or Company Warrants, the number of shares of New BAC Common Stock that will be subject to each such holder’s Rollover Option and Rollover Warrant as determined in accordance with Section 3.01(c), in each case, prepared in good faith by the Company and in a form and substance reasonably satisfactory to BAC and accompanied by documentation reasonably satisfactory to BAC. The Company shall provide BAC with reasonable access to the relevant books, records and personnel of the Company to enable BAC to review the Payment Spreadsheet. The Company shall consider all reasonable comments of BAC and its representatives in good faith and the parties hereto shall make such amendments to the Payment Spreadsheet as the parties hereto may mutually and in good faith agree. The allocations and calculations set forth in the Payment Spreadsheet (as may be amended in accordance with the preceding sentence) shall, to the fullest extent permitted by applicable Law, be binding on all parties hereto and be used by BAC for purposes of issuing all consideration in accordance with this Agreement, absent manifest error. In issuing all consideration pursuant to this Article III, BAC and Merger Sub shall, to the fullest extent permitted by applicable Law, be entitled to rely fully on the information set forth in the Payment Spreadsheet, absent manifest error.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of BAC, Merger Sub, the Company or the holders of any of the following securities:

(i) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Company Dissenting Share and any Company Treasury Share) shall be canceled and converted into the right to receive (A) a number of shares of New BAC Common Stock equal to the Exchange Ratio and (B) a portion of the Earn-Out Shares, if, as and when payable in accordance with the provisions of Section 3.02; in each case, as set forth opposite such holder’s name in the Payment Spreadsheet;

(ii) Treasury. All shares of Company Common Stock held in the treasury of the Company (the “Company Treasury Shares”) shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(iii) Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation; and

(iv) BAC Class B Share Conversion. Each share of BAC Class B Common Stock issued and outstanding immediately prior to the Effective Time will automatically be converted into and exchanged for a number of validly issued, fully paid and nonassessable shares of BAC Class A Common Stock equal to the BAC Class B Conversion Ratio (for the avoidance of doubt, after taking into account the Sponsor Support Agreement and the waiver of Section 4.3(b)(2) of the BAC Certificate of Incorporation contained therein).

(c) Prior to the Effective Time, the Company shall take all lawful actions necessary (including obtaining any resolutions of the Company Board and holder consents) so that, effective as of the Effective Time, by virtue of this Agreement and the Transactions and without any action on the part of BAC, Merger Sub, the Company or the holders of the securities described in this Section 3.01, each of the following shall occur:

(i) Company Options. Each Company Option that is outstanding immediately prior to the Effective Time shall be assumed by BAC and shall automatically be converted into an option to purchase a number of shares of New BAC Common Stock (each, a “Rollover Option”) equal to the product (rounded down to the neared whole number) of (x) the number of shares of Company Common Stock subject to such Company Option that is outstanding as of immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Company Option that is outstanding as of immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of New BAC Common Stock purchasable pursuant to the Rollover Options shall be determined in a manner consistent with the requirements of Section 409A of the Code as applicable to such Rollover Option; provided, further, that, in the case of any Rollover Option to which Section 422 of the Code applies, the exercise price and the number of shares of New BAC Common Stock purchasable pursuant to such option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Rollover Option shall continue to be governed by the same vesting and exercisability terms and otherwise substantially similar terms and conditions as were applicable to the corresponding former Company Option immediately prior to the Effective Time. At or prior to the Effective Time, the parties hereto and their respective boards of directors, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options pursuant to this subsection. Effective as of the Effective Time, all Company Options shall no longer be outstanding and each holder of Company Options shall cease to have any rights with respect to such Company Options except as set forth in this Section 3.01(c)(i). Notwithstanding the foregoing, for the avoidance of doubt, the shares of New BAC Common Stock underlying the Rollover Options that are converted from Company In-The-Money Options shall be included in, and shall not be in addition to, the total number of shares of New BAC Common Stock constituting the Transaction Consideration.

(ii) Company Warrants. Each Company Warrant that is outstanding immediately prior to the Effective Time shall be assumed by BAC and shall automatically be converted into a warrant to acquire New BAC Common Stock in accordance with this Section 3.01(c)(ii) (a “Rollover Warrant”). As of the Effective Time, each such Rollover Warrant as so assumed and converted shall be exercisable for that number of shares of New BAC Common Stock equal to (x) the number of shares of Company Class C Common Stock subject to such Company Warrant immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at a per share exercise price equal to (A) the per share exercise price of such Company Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent. Except as specifically provided above, each such Rollover Warrant as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding former Company Warrant immediately prior to the Effective Time. As of the Effective Time, all Company Warrants shall no longer be outstanding and each holder of Company Warrants shall cease to have any rights with respect to such Company Warrant, except as set forth in this Section 3.01(c)(ii). At or prior to the Effective Time, the parties hereto and their respective boards of directors, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Warrants pursuant to this subsection. Notwithstanding the foregoing, for the avoidance of doubt, the shares of New BAC Common Stock underlying the Rollover Warrants that are converted from Company In-The-Money Warrants shall be included in, and shall not be in addition to, the total number of shares of New BAC Common Stock constituting the Transaction Consideration.

(iii) Company Convertible Notes. Each (x) Company Working Capital Note that is subject to a Stock Payment Election and (y) Company Convertible Note, in each case, that is issued and outstanding immediately prior to the Effective Time shall, immediately prior to the Effective Time, automatically convert into a number of shares of Company Common Stock in accordance with the terms of such note. Following such conversion, all of the Company Convertible Notes and applicable Company Working Capital Notes shall thereafter be cancelled and terminated in their entirety, shall be of no further force or effect, and each holder of such Company Convertible Notes or Company Working Capital Note shall thereafter cease to have any rights with respect to such securities. At or prior to the Effective Time, the Company shall adopt any resolutions, take any actions and obtain any consents that are necessary to effectuate the treatment of the Company Convertible Notes and applicable Company Working Capital Notes in accordance with this Section 3.01(c)(iii). Each share of Company Common Stock issued in accordance with this Section 3.01(c)(iii) and outstanding immediately prior to the Effective Time (but excluding Company Dissenting Shares) shall automatically be converted into the right to receive the number of shares of New SPAC Common Stock equal to the Exchange Ratio in accordance with Section 3.01(b)(i).

Section 3.02 Earn-Out.

(a) Prior to the filing of the definitive Proxy Statement pursuant to Section 7.01, the Company shall be entitled to promise (on its own behalf and on behalf of BAC) and allocate to the Key Employees and any other employees of the Company who may be designated by the Company in its sole discretion (collectively, the “Earn-Out Recipients”), as shall be set forth in (i) the employment agreements and (ii) award notices as may be issued to the Earn-Out Recipients by the Company in form and substance reasonably acceptable to BAC (collectively, the “Earn-Out Award Notices”), as the case may be, up to 500,000 shares of New BAC Common Stock (the “Earn-Out Shares”), which Earn-Out Shares shall be issued to the Earnout Recipients at and after the Closing in accordance with, and subject to the terms and conditions set forth in, this Section 3.02, and subject to each of the Surviving Corporation’s and BAC’s withholding rights as set forth in Section 3.03(h).

(b) Each Earn-Out Recipient’s contingent right to receive such Earn-Out Recipient’s allocated portion of the Earn-Out Shares shall be subject to such Earn-Out Recipient’s continuous service with the Company or any of its Affiliates from and after the date upon which such Earn-Out Shares are promised to such Earn-Out Recipient in an employment agreement or Earn-Out Award Notice, as the case may be, until the issuance of such Earn-Out Shares to such Earn-Out Recipient at or following the Closing, as the case may be, in accordance with this Section 3.02. For the avoidance of doubt, in the event that an Earn-Out Recipient’s employment with the Company or any of its Affiliates terminates pursuant to such Earn-Out Recipient’s employment agreement, offer letter, or Earn-Out Award Notice, prior to the filing of the definitive Proxy Statement pursuant to Section 7.01, the Company shall have the right to reallocate the Earn-Out Shares that would have been allocated to such Earn-Out Recipient to any other Earn-Out Recipient pursuant to the issuance of an additional Earn-Out Award Notice, in the Company’s sole discretion. In the event that an Earn-Out Recipient’s employment with the Company or any of its Affiliates terminates for any reason following the filing of the definitive Proxy Statement pursuant to Section 7.01 but prior to the issuance of any Earn-Out Shares issuable to such Earn-Out Recipient in accordance with this Section 3.02, such Earn-Out Shares shall automatically become reallocated and issuable by BAC to all other Earn-Out Recipients on a pro rata basis in accordance with the Earn-Out Shares that have otherwise been allocated to such other Earn-Out Recipients in accordance with their respective employment agreements and Earn-Out Award Notices, as the case may be.

(c) At the Closing, 250,000 Earn-Out Shares shall be issued to the Earnout Recipients pursuant to the terms of their respective employment agreements and Earn-Out Award Notices, as the case may be, and shall be fully vested upon the issuance thereof.

(d) Following the Closing, the remaining 250,000 Earn-Out Shares shall, subject to the conditions set forth in this Section 3.02(d), be issued to the Earn-Out Recipients as follows:

(i) 125,000 shares of New BAC Common Stock shall promptly be issued (but in any event within five (5) Business Days of the First Earn-Out Target) by BAC to the Earn-Out Recipients on a Pro Rata Basis, if, at any time during the ten (10)-year period following the Closing (the “Earn-Out Period”), the VWAP of the shares of New BAC Common Stock is greater than or equal to $11.00 for any twenty (20) Trading Days within any thirty (30) Trading Day period commencing after the Closing (the “First Earn-Out Target”); and

(ii) 125,000 shares of New BAC Common Stock shall be promptly issued by BAC (but in any event within five (5) Business Days of the Second Earn-Out Target) to the Earn-Out Recipients on a Pro Rata Basis, if, at any time during the Earn-Out Period the VWAP of the shares of New BAC Common Stock is greater than or equal to $12.00 for any twenty (20) Trading Days within any thirty (30) Trading Day period commencing after the Closing (the “Second Earn-Out Target” and together with the First Earn-Out Target, the “Earn-Out Targets”).

(e) For the avoidance of doubt, (i) if the conditions for both Earn-Out Targets are met pursuant to Section 3.02(d), then all of the Earn-Out Shares to be issued in connection with each such Earn-Out Target shall be issued to the Earn-Out Recipients in accordance with this Section 3.02, and (ii) if the condition for an Earn-Out Target with respect to the achievement of the applicable VWAP of shares of New BAC Common Stock for any twenty (20) Trading Days is met prior to the date that is the thirtieth (30th) consecutive Trading Day, then the Earn-Out Shares to be issued in connection with such Earn-Out Target shall be issued by BAC to the Earn-Out Recipients in accordance with Section 3.02(c) without any requirement to wait until the thirtieth (30th) consecutive Trading Day has passed.

(f) The Earn-Out Targets and the number of Earn-Out Shares to be issued pursuant to this Section 3.02 shall be equitably adjusted for any stock split, stock division or subdivision, stock dividend or distribution (including any dividend or distribution of securities convertible into shares of New BAC Common Stock), reorganization, combination, exchange of shares, reverse stock split, consolidation of shares, reclassification, recapitalization or other like change affecting the shares of New BAC Common Stock after the Effective Time.

(g) Notwithstanding anything to the contrary set forth in this Agreement, any fractional Earn-Out Shares that would otherwise be issuable to any Earn-Out Recipients pursuant to this Section 3.02 shall be rounded to the nearest whole share of New BAC Common Stock.

(h) At all times during the Earn-Out Period, BAC shall keep available for issuance a sufficient number of shares of unissued New BAC Common Stock to permit BAC to satisfy in full its issuance obligations set forth in this Section 3.02 and shall take all actions reasonably required (including by convening any stockholder meeting) to increase the authorized number of New BAC Common Stock if at any time there shall be insufficient unissued New BAC Common Stock to permit such reservation.

(i) Following the Closing, BAC and its subsidiaries will be entitled to (i) operate their respective businesses based upon their respective business requirements and in their own business judgment, and (ii) make changes in their respective sole discretion to their respective operations, organization, personnel, accounting practices and other aspects of their respective businesses, including actions that may have an impact on whether any thresholds in respect of Earn-Out Shares have been met; provided, that neither BAC nor any of its subsidiaries shall take any action with respect to the conduct of their respective businesses the primary purpose of which is to circumvent the issuance of Earn-Out Shares pursuant to this Section 3.02 or adversely affect the ability of BAC to satisfy any Earn-Out Target. The Earn-Out Recipients will not have any right to claim the loss of all or any portion of the Earn-Out Shares or other damages as a result of such decisions.

(j) Notwithstanding anything to the contrary, in the event of a transaction that results in a Change of Control and in which shares of New BAC Common Stock being converted into the right to receive cash or other consideration having a value (in the case of any non-cash consideration, as provided in the definitive transactions documents for such transaction, or if not so provided, determined by the BAC Board in good faith) equal to or in excess of an Earn-Out Target, then the Earn-Out Shares subject to the applicable Earn-Out Target that have not been previously issued pursuant to Section 3.02 shall be issued to the Earn-Out Recipients effective as of immediately prior to the consummation of such transaction, or otherwise treated as so issued in connection therewith, so as to ensure that the Earn-Out Recipients shall receive such Earn-Out Shares, and all proceeds thereof, in connection with such transaction.

(k) Notwithstanding the foregoing, none of the Earn-Out Shares issuable pursuant to this Section 3.02 will be released to any Earn-Out Recipient who is required to file a notification pursuant to the HSR Act or under any applicable Antitrust Laws until any applicable waiting period pursuant to the HSR Act or applicable Antitrust Laws has expired or been terminated, or required approval under any other Antitrust Law is obtained; provided, that any such Earn-Out Recipient has notified BAC of such required filing pursuant to the HSR Act or other Antitrust Law in connection therewith following reasonable advance notice from BAC of the reasonably anticipated issuance of Earn-Out Shares.

Section 3.03 Exchange of Certificates.

(a) Exchange Agent. On the Closing Date, BAC shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by BAC and is reasonably satisfactory to the Company (the “Exchange Agent”), it being agreed that Continental Stock Transfer & Trust Company is satisfactory to all parties, for the benefit of the holders of Company Common Stock for exchange in accordance with this Article III, the number of shares of New BAC Common Stock sufficient to deliver the aggregate Transaction Consideration payable pursuant to this Agreement (such certificates for shares of New BAC Common Stock, together with any dividends or distributions with respect thereto pursuant to Section 3.03(c), being hereinafter referred to as the “Exchange Fund”). BAC shall cause the Exchange Agent pursuant to irrevocable instructions, to pay the aggregate Transaction Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Section 3.02 and Section 3.03(c), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Closing, BAC shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of Company Common Stock entitled to receive a portion of the Transaction Consideration pursuant to Section 3.01, a letter of transmittal, which shall be in a form reasonably acceptable to BAC and the Company (the “Letter of Transmittal”) and shall specify (i) that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares of Company Common Stock (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent or confirmation of cancelation of such Certificates from the Company’s transfer agent; and (ii) instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal. Within two (2) Business Days (but in no event prior to the Effective Time) after the surrender to the Exchange Agent of all Certificates held by such holder for cancelation, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefore, and BAC shall cause the Exchange Agent to deliver, the portion of the Transaction Consideration payable to such holder in accordance with the provisions of Section 3.01, and the Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 3.03, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the aggregate portion of the Transaction Consideration that such holder is entitled to receive with respect to the shares of Company Common Stock represented by such Certificate in accordance with Section 3.01(b).

(c) Distributions with Respect to Unexchanged Shares of New BAC Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to the New BAC Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of New BAC Common Stock represented thereby until the holder of such Certificate shall surrender such Certificate in accordance with Section 3.03(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, BAC shall pay or cause to be paid to the holder of such Certificate, without interest, (i) promptly, but in any event within five (5) Business Days of such surrender, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of New BAC Common Stock evidenced by such Certificate, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of New BAC Common Stock evidenced by such Certificate.

(d) No Further Rights in Company Common Stock. The Transaction Consideration payable upon conversion of the Company Common Stock in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Common Stock.

(e) Adjustments to Transaction Consideration. The Transaction Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to BAC Common Stock occurring on or after the date hereof and prior to the Effective Time.

(f) Termination of Exchange Fund. Except as set forth in Section 3.02, any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for one (1) year after the Effective Time shall be delivered to BAC, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Section 3.03 shall thereafter look only to BAC for the Transaction Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Company Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the fullest extent permitted by applicable Law, become the property of BAC free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of the Exchange Agent, BAC or the Surviving Corporation shall, to the fullest extent permitted by applicable law, be liable to any holder of Company Common Stock for any such Company Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.03.

(h) Withholding Rights. Each of the Surviving Corporation and BAC shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or any other person such amounts as it is required to deduct and withhold with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or foreign Tax Law; provided, however, that the parties agree to reasonably cooperate to eliminate or mitigate any such deductions or withholding Taxes; provided, further, that before a party makes any deduction or withholding (other than any deduction or withholding required in respect of compensatory amounts) from any payments or amount to or with respect to a shareholder of the Company, such party shall use reasonable best efforts to provide such shareholder with at least ten (10) Business Days advance written notice of the intention to make such deduction or withholding, which notice shall include the authority, basis and method of calculation for the proposed deduction or withholding Taxes and reasonably cooperate to eliminate or mitigate any such deductions or withholding Taxes as provided in this Section 3.03(h). To the extent that amounts are so withheld by the Surviving Corporation or BAC, as the case may be, and remitted to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holder of the Company Common Stock (or intended recipients of compensatory payments) or other person in respect of which such deduction and withholding was made by the Surviving Corporation or BAC, as the case may be.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Per Share Consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, Section 3.01(b).

Section 3.04 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or BAC for any reason shall be converted into the Transaction Consideration in accordance with Section 3.01.

Section 3.05 Payment of Expenses.

(a) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company shall provide to BAC a written report setting forth a list of Company Transaction Expenses, together with written invoices and wire transfer instructions, if applicable, for the payment of any such Company Transaction Expenses that are expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date (such fees and expenses, the “Unpaid Company Transaction Expenses”), and the amounts to be paid to each holder of a Working Capital Note who has made a Cash Payment Election together wire transfer instructions for such holder. On the Closing Date, BAC shall pay or cause to be paid from the Available Closing Date Cash by wire transfer of immediately available funds or by other appropriate means of payment, as applicable, all such Unpaid Company Transaction Expenses and the outstanding amounts under the Company Working Capital Notes held to the holders who made a Cash Payment Election. For the avoidance of doubt, the Unpaid Company Transaction Expenses shall not include any fees and expenses of the Company’s stockholders.

(b) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, BAC shall provide to the Company a written report setting forth a list of BAC Transaction Expenses, together with written invoices and wire transfer instructions, if applicable, for the payment of any such BAC Transaction Expenses that are expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date (such fees and expenses, the “Unpaid BAC Transaction Expenses”). On the Closing Date, BAC shall pay or cause to be paid from the Available Closing Date Cash by wire transfer of immediately available funds or by other appropriate means of payment, as applicable, all such Unpaid BAC Transaction Expenses.

(c) Unless otherwise agreed to by the parties, BAC shall not pay or cause to be paid any Unpaid BAC Transaction Expenses or Unpaid Company Transaction Expenses other than in accordance with this Section 3.05.

Section 3.06 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of Company Common Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (collectively, the “Company Dissenting Shares”) shall be canceled, cease to exist, represent the right to receive only those rights provided by Section 262 of the DGCL and not be converted into, and such stockholders shall have no right to receive, the Transaction Consideration. Any holder of Company Dissenting Shares who, after the Effective Time, fails to perfect or effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Common Stock under Section 262 of the DGCL shall thereupon be deemed to have been converted his, her or its shares of Company Common Stock, as of the Effective Time, into the right to receive the Transaction Consideration, without any interest thereon, upon surrender, in the manner provided in Section 3.01(b)(iv), of the Certificate or Certificates that formerly evidenced such shares.

(b) Prior to the Closing, the Company shall give BAC (i) prompt notice (and in any event within two (2) Business Days) of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of BAC (which consent shall not be unreasonably withheld), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

Section 3.07 Transaction Consideration Adjustment. In the event that between the date of this Agreement and the Closing Date, the Company consummates the Pharmacy Acquisitions, then the Company Value shall be adjusted by an aggregate amount equal to (a) the aggregate purchase price paid in connection with the Pharmacy Acquisitions as set forth in the Pharmacy Acquisitions Definitive Agreement minus (b) the aggregate amount of any indebtedness and promissory notes issued by the Company in connection therewith; provided, however, that the foregoing shall exclude any promissory notes (i) elected to be converted into equity of the Company by the holder thereof, and (ii) that convert into equity of the Company on or prior to the Closing Date.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by Company in connection with this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants as of the date hereof to BAC and Merger Sub as follows:

Section 4.01 Organization and Qualification; Subsidiaries.

(a) The Company and each subsidiary of the Company (each a “Company Subsidiary”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.

(b) A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding capital stock of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 4.01(b) of the Company Disclosure Schedule. Except as disclosed in Section 4.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other entity.

Section 4.02 Certificate of Incorporation and Bylaws. The Company has, prior to the date of this Agreement, made available to BAC a complete and correct copy of the certificate of incorporation and bylaws (or equivalent organizational documents in the jurisdiction in which the applicable Company Subsidiary was formed), each as amended to date, of the Company and each Company Subsidiary. Such organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its organizational documents.

Section 4.03 Capitalization.

(a) The Company’s authorized and outstanding capital stock, together with the outstanding Company Options and Company Warrants, is as set forth on Section 4.03(a)(i) of the Company Disclosure Schedule. Except as set forth in Section 4.03(a)(i) of the Company Disclosure Schedule or in the Company Certificate of Incorporation, and other than the Company Options and Company Warrants, there are no options, warrants, preemptive rights, calls, convertible notes or other convertible securities relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. Other than the Company Options and the Company Warrants, neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, and the neither the Company nor any Company Subsidiary has not granted, any equity appreciation rights, participations, phantom equity or similar rights. Except as set forth in Section 4.03(a)(ii) of the Company Disclosure Schedule, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the shares of stock of the Company or any of the equity interests or other securities of the Company or any of the Company Subsidiaries.

(b) Section 4.03(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option: (i) the name of the Company Option recipient; (ii) the number of shares of Company Common Stock subject to such Company Option; (iii) the exercise price of such Company Option; (iv) the date on which such Company Option was granted; (v) the vesting schedule applicable to such Company Option; (vi) whether the Company Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, (vii) the date on which such Company Option expires, and (viii) whether the Company Option was granted under or outside the Company Equity Plan. The Company has made available to BAC accurate and complete copies of the Company Equity Plan that are currently outstanding and all forms of award agreements evidencing Company Options (whether granted under or outside of the Company Equity Plan). Each Company Option that was granted under the Company Equity Plan was granted in all material respects in accordance with the terms of the applicable Company Equity Plan. Each Company Option (A) has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, determined in good faith by the Board of Directors of the Company in a manner consistent with Section 409A of the Code and (B) that is intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies.

(c) Each Company Subsidiary’s authorized and outstanding capital stock is as set forth on Section 4.03(c) of the Company Disclosure Schedule. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share is owned by the Company or another Company Subsidiary free and clear of all Liens, options and rights of first refusal on the Company’s or any Company Subsidiary’s voting rights, other than transfer restrictions under applicable securities laws and their respective organizational documents.

(d) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the Company or any capital stock of any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than a Company Subsidiary.

(e) Except as set forth in Section 4.03(e) of the Company Disclosure Schedule, (i) there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option solely as a result of the proposed transactions herein, and (ii) all outstanding shares of the Company and all outstanding Company Options have been issued and granted in compliance in all material respects with (A) all applicable securities laws and other applicable laws and (B) all pre-emptive rights and other requirements set forth in applicable contracts to which the Company is a party.

(f) The stockholders of the Company collectively own directly and beneficially and of record, all of the equity of the Company (which are represented by the issued and outstanding shares of the Company). Except for the shares of the Company Common Stock, Company Options and Company Warrants, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest, of the Company is authorized or issued and outstanding.

Section 4.04 Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is a party, to perform all of its respective obligations hereunder and thereunder and, subject to receiving the Company Requisite Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company, the execution and delivery at Closing by the Company of each of the other Transaction Documents to which it is a party, and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or such other Transaction Documents or to consummate the Transactions (other than, (a) with respect to the Merger, the Company Requisite Approval, which the Written Consent satisfies and (b) and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been and, at the Closing, each of the other Transaction Documents to which the Company is a party will be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by BAC and Merger Sub, constitutes, or will at the Closing constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Company Board has approved this Agreement and the Transactions, and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions.

Section 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and each of the other Transaction Documents by the Company does not, and subject to receipt of Company Requisite Approval, the filing and recordation of appropriate merger documents as required by the DGCL the receipt of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.05(b), the performance of this Agreement and each of the other Transaction Documents by the Company will not (i) conflict with or violate the certificate of incorporation, articles or bylaws (or equivalent organizational documents in the jurisdiction in which the applicable Company Subsidiary was formed) of the Company or any Company Subsidiary, (ii) conflict with or violate any United States, Canadian or foreign statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree, treaty, convention, government directive or other order of any Governmental Authority (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, result in any material payment or penalty under, or give to others any right of termination, amendment, acceleration or cancelation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company or any Company Subsidiary pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as set forth on Section 4.05(b) of the Company Disclosure Schedules, the execution and delivery of this Agreement and each of the other Transaction Documents by the Company does not and will not, and the performance of this Agreement and each of the other Transaction Documents by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States or Canadian federal, state, provincial, county or local or foreign government, governmental, quasi-governmental, supranational, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL, or (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have or would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.06 Permits; Compliance. Each of the Company and the Company Subsidiaries is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not, individually or in the aggregate, reasonably be expected to be material Company and the Company Subsidiaries, taken as a whole. The Company has made available to BAC copies of all Company Permits. No suspension or cancelation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. Neither the Company nor any Company Subsidiary is in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (b) any Material Contract or Company Permit, except, in each case, for any such defaults, breaches or violations that would not, individually or in the aggregate, reasonably be expected to be material Company and the Company Subsidiaries, taken as a whole.

Section 4.07 Financial Statements.

(a) The Company has made available to BAC copies of unaudited condensed balance sheet of the Company as of December 31, 2021, and December 31, 2022, and the related unaudited condensed statements of operations and cash flows of the Company for each of the years then ended (collectively, the “Financial Statements”), which are true, correct and complete. The Financial Statements are attached as Section 4.07(a) of the Company Disclosure Schedule. Each of the Financial Statements (i) was prepared in accordance with GAAP applied on a consistent basis throughout the period indicated (except as may be indicated in the notes thereto), and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise noted therein and the absence of notes.

(b) The Company has made available to BAC copies of the unaudited condensed balance sheets of the Company as of June 30, 2023 (the “2023 Balance Sheet”), and the related unaudited condensed statements of operations and cash flows of the Company for the six-month period then ended, which are true, correct and complete. Such unaudited financial statements are attached as Section 4.07(b) of the Company Disclosure Schedule and fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise noted therein and subject to normal and recurring year-end adjustments and the absence of notes.

(c) Except as and to the extent set forth on the Financial Statements or the 2023 Balance Sheet, the Company does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the ordinary course of business since the date of such 2023 Balance Sheet, (ii) obligations for future performance under any commercial contract to which the Company is a party or (iii) liabilities and obligations which would not, individually or in the aggregate, reasonably be expected to be material to the Company, taken as a whole.

(d) Since the Lookback Date, (i) neither the Company nor any director, officer, and, to Company’s knowledge, its employees, auditor, accountant or Representative of the Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(e) To the knowledge of the Company, no employee of the Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company nor, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

(f) The Required Financials, when delivered by the Company, shall (i) be true, correct and complete, (ii) be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (iii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company or persons acquired by the Company, as the case may be, as at the date thereof and for the period indicated therein, except as otherwise noted therein.

(g) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; and (c) access to assets is permitted only in accordance with management’s general or specific authorization. Since the Lookback Date, the Company has not identified and has not received any material complaint, allegation or claim regarding any fraud, that involves management or other employees who have a role in the Company’s internal controls over financial reporting.

Section 4.08 Absence of Certain Changes or Events. Except as set forth on Section 4.08 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, since the date of the 2023 Balance Sheet, (a) the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice, (b) neither the Company nor any Company Subsidiary has sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets (including Intellectual Property and Business Systems) other than non-exclusive licenses or assignments or transfers in the ordinary course of business, (c) there has not been any Company Material Adverse Effect, and (d) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants or require the consent of BAC pursuant to Section 6.01(b).

Section 4.09 Absence of Litigation. Except as set forth on Section 4.09 of the Company Disclosure Schedule, there is no material litigation, suit, claim, action, proceeding or investigation by or before any Governmental Authority or any other person (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, before any Governmental Authority or any other person. Except as set forth on Section 4.09 of the Company Disclosure Schedule, neither the Company nor or any Company Subsidiary nor any material property or asset or business of the Company or any Company Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority or any other person, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.10 Employee Benefit Plans.

(a) The Company has provided all material employment and consulting contracts or agreements to which the Company or any Company Subsidiary is a party or has any obligation (“Service Agreements”). In addition, Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all employee benefit plans (as defined in Section 3(3) of ERISA) and any other material plans, policies, programs, arrangements or agreements providing for all bonus, commission, retention. Severance, supplemental unemployment benefit, tax gross-up, defined benefit, pension, retirement arrangement, registered retirement savings plan, defined contribution, retirement, stock option, stock purchase, stock appreciation, profit sharing, phantom equity, other equity compensation, incentive, deferred compensation, retiree medical or life insurance, health, welfare, medical, dental, vision, disability, life insurance, critical illness insurance, supplemental retirement, severance, change in control, fringe benefit, sick paid and vacation and other material employee benefit plan, program or arrangement, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, written or oral, in all cases, which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director and/or individual consultant, or under which the Company or any Company Subsidiary has, or would reasonably be expected to incur, any liability (contingent or otherwise) (collectively, the “Plans”).

(b) With respect to each Plan, the Company has made available to BAC, if applicable (i) a true and complete copy of the current plan document (or a written summary thereof if such Plan is not reduced to writing) and all material amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) copies of the U.S. Internal Revenue Service (“IRS”) Form 5500 annual report and accompanying schedules and nondiscrimination testing results, in each case, for the two (2) most recent plan years, (iv) copies of the most recently received IRS determination, opinion or advisory letter for each such Plan and (v) any material non-routine correspondence from any Governmental Authority with respect to any Plan within the past three (3) years with respect to which any material liability remains outstanding. The Company does not have any express, legally-binding commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(c) Neither the Company nor any Company Subsidiary nor any ERISA Affiliate currently sponsors, maintains or contributes to, nor has, within the past six (6) years, sponsored, maintained or been required to contribute to, nor has any liability or obligation (contingent or otherwise) under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), subsection 147.1(1) of the Tax Act, or subsection 1(1) of the Pension Benefits Act (Ontario) any equivalent law in any province where the Company operates, as applicable, (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan within the meaning of Section 413 of the Code, (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, or (v) supplemental pensions, “registered pension plans” (as defined in the Tax Act), “defined benefit” (as defined in the Tax Act), or a “retirement compensation arrangement” (as defined in the Tax Act).

(d) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) would reasonably be expected to (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, director or individual independent contractor of the Company or any Company Subsidiary or with respect to any Plan (ii) increase any benefits otherwise payable under any Plan or Service Agreement, (iii) accelerate the time of payment or vesting, or increase the amount, of any material benefit or other compensation due to any individual, (iv) or result in any amount paid or payable by the Company or any Company Subsidiary being classified as an “excess parachute payment” under Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligation to provide for the gross-up of any Taxes imposed by Section 4999 or 409A of the Code to any current or former employee, director and/or individual independent contractor.

(e) None of the Plans or the Service Agreements provide for, and none of the Company or any Company Subsidiary have or reasonably expect to have, any obligation to provide retiree medical or life benefits (whether insured or not) to any current or former employee, officer, director or consultant of the Company or any Company Subsidiary after termination of employment or service except for benefits required to be provided after termination of employment without cause pursuant to applicable Laws relating to employment standards or as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder.

(f) Each Plan is in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that would reasonably be expected to give rise to any such Action.

(g) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income taxation under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion letter from the IRS, and to the knowledge of Company, there is no fact or event that could reasonably be expected to result in the loss of the qualified status of any such Plan or the exempt status of any such trust. Since the Lookback Date, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expect to result in any Plans being ordered, or required to be, terminated or wound up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Authority or being required to pay any material taxes, penalties, payments or levies under applicable Laws.

(h) All contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company.

(i) The Company, each Company Subsidiary and each ERISA Affiliate have each complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income Taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(j) The Company, each Company Subsidiary and each Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is and has been in compliance, in all material respects, with the Patient Protection and Affordable Care Act of 2010 (“PPACA”), and to the knowledge of the Company, no event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company, any ERISA Affiliate or any Health Plan to any material liability for penalties or excise taxes under Code Section 4980D or 4980H or any other provision of the PPACA.

(k) Each Plan and each Service Agreement that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in all material respects, in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder.

Section 4.11 Health Care and FDA Matters.

(a) Since the Lookback Date, the Company and each Company Subsidiary has been in compliance in all material respects with all Health Care Laws applicable to the Company’s and each Company Subsidiary’s operations and the Company and each Company Subsidiary has not received notice of any material violations of any Health Care Law. Without limiting the generality of the foregoing:

(i) Since the Lookback Date, the Company and each Company Subsidiary have not received any civil investigative demand from the Department of Justice or any subpoena, search warrant, or similar demand or document from any law enforcement official, whether local, state, or federal.

(ii) Since the Lookback Date, the Company and each Company Subsidiary has not received, other than in the ordinary course of business, any letter or other notice from the Inspector General of the Department of Health and Human Services (“HHS”), the United States Food and Drug Administration (“FDA”), any state attorney general, Health Canada or from any provincial regulatory body or professional college concerning violations or suspected violations of applicable Healthcare Laws.

(iii) The Company and each Company Subsidiary is in compliance in all material respects with all applicable Health Care Laws and related regulations and guidance documents, in any applicable jurisdiction, including the applicable provisions of the Social Security Act.

(iv) The Company and each Company Subsidiary holds all Company Permits required to operate and such Company Permits are active and in good standing.

(v) The Company and each Company Subsidiary maintains records and data as required by applicable Health Care Laws, including those issued by the Centers for Medicare & Medicaid Services relevant to Medicare, Medicaid and State Children’s Health Insurance Program established under title XXI of the Social Security Act (42 U.S.C. 1397aa et seq.), the Office of Civil Rights within HHS relevant to HIPAA and Health Information Technology for Economic and Clinical Health Act of 2009, and the applicable corresponding laws and regulations of states, Canada (including any Canadian provinces) or any other jurisdiction in the world, and their agencies and instrumentalities.

(b) Since the Lookback Date, none of the Company, the Company Subsidiaries nor, to the knowledge of the Company, any director or officer or managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company or any Company Subsidiary has engaged in any activity that is in violation of the United States federal Medicare or federal or state Medicaid statutes, sections 1128, 1128A, 1128B, 1128C or 1877 of the Social Security Act (42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1320a-7c and 1395nn), the federal Tricare statute (10 U.S.C. § 1071 et seq.), the False Claims Act (31 U.S.C. § 3729 et seq.), the False Statements Act (18 U.S.C. § 1001), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3801 et seq.), the Criminal False Claims Act (18 U.S.C. § 287), the anti-fraud and related provisions of HIPAA (e.g., 18 U.S.C. §§ 1035 and 1347), or related regulations or other federal or state laws and regulations, including:

(i) knowingly and willfully making or causing to be made a material false statement or representation of a material fact in any application for, or for use in determining rights to, any applicable Government Payment Program benefit or payment;

(ii) knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or kind in violation of applicable Health Care Law (A) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by any Federal Health Care Program, or (B) in return for purchasing, leasing, or ordering, or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part by any Government Payment Program; or

(iii) to the knowledge of the Company, none of the current employees or independent contractors is or has ever been, while such individual or entity provided services to the Company, debarred or excluded, under 21 U.S.C. § 335a(a), 42 U.S.C. § 1320a-7, or any equivalent or similar Health Care Law.

Section 4.12 Labor and Employment Matters.

(a) Except as set forth on Section 4.12(a) of the Company Disclosure Schedule, (i) since the Lookback Date, there have been, and are, no material Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by any of its current or former employees, (ii) neither the Company nor any Company Subsidiary is, or has been since the Lookback Date, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company or any Company Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) there are, and since the Lookback Date there have been, no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any similar Governmental Authority; and (iv) since the Lookback Date, there has not been, nor, to the knowledge of the Company, has there been any threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute against the Company or any Company Subsidiary.

(b) To the knowledge of the Company, the Company and the Company Subsidiaries are and, since the Lookback Date, have been in material compliance with all applicable Laws relating to the employment, employment practices, employment discrimination, human rights, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state, provincial or local Laws), immigration, meal and rest breaks, pay equity, workers’ compensation, family and medical leave, and occupational safety and health requirements, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes. To the knowledge of the Company, there are no material complaints, actions, claims, charges, levies, assessments or penalties outstanding, or to the knowledge of the Company, anticipated, nor are there any material orders, decisions, directions or convictions currently registered or outstanding by any tribunal or agency against or in respect of the Company or any Company Subsidiary under or in respect of any applicable employment Laws and to the knowledge of the Company, there is no basis for any such claim, complaint, investigation or order under any such Laws.

(c) Since the Lookback Date, neither the Company nor any Company Subsidiary has been a party to a material settlement agreement with a current or former officer, director, employee or independent contractor, that relates primarily to material allegations of sexual harassment. Since the Lookback Date, to the knowledge of the Company, no allegation of sexual harassment has been made against any officer, director, employee, or independent contractor of the Company or any Company Subsidiary, in each case, in their capacities as current or former representatives of the Company or of any Company Subsidiary.

(d) No current officer or executive, or any group of executives, has notified the Company or any Company Subsidiary of his or her intentions to terminate his or her employment and the Company nor any Company Subsidiary is negotiating, discussing or contemplating the termination of any officer or executive nor has any agreement been entered into regarding the same.

(e) To the knowledge of the Company, no employee, consultant, or independent contractor is in violation of or subject to any order relating to or party to or bound by any employment agreement, non-competition agreement, non-solicitation agreement, invention assignment agreement or any other restrictive covenant agreement with any third party.

(f) There are no outstanding loans to any current or former employee, officer, director, consultant or independent contractor of the Company or any Company Subsidiary.

(g) To the knowledge of the Company, there are no material outstanding and unresolved inspection orders made under any occupational health and safety legislation against the Company or any Company Subsidiary.

(h) To the knowledge of the Company, there are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation legislation and neither the Company or any Company Subsidiary have been assessed or reassessed in any material respect under such legislation since the Lookback Date and, to the knowledge of the Company, no audit of the Company or any Company Subsidiary is currently being performed pursuant to any applicable workers’ compensation legislation. To the knowledge of the Company, there are no claims or potential claims which may materially adversely affect the accident cost experience of the Company or any Company Subsidiary.

(i) To the knowledge of the Company, each person who is a current or former employee, independent contractor, consultant or service provider of the Company or any Company Subsidiary is, and has at all times since the Lookback Date been, properly classified: (i) as either an employee or independent contractor; and (ii) for employees, overtime exempt or non-exempt under applicable Law.

Section 4.13 Real Property; Title to Assets.

(a) The Company does not own, and has never owned, any real property. The Company is not a party to any agreement or option to purchase or sell any real property or material interest therein.

(b) Section 4.13(b) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, license or other use/occupancy agreement pursuant to which the Company or any Company Subsidiary leases, subleases or licenses any real property (each, and together with all amendments, modifications, supplements, extensions, renewals, guaranties, non-disturbance agreements and other material agreements with respect thereto, a “Lease”), with the name of the lessor and the date of the Lease in connection therewith (collectively, the “Lease Documents”). True, correct and materially complete copies of all Lease Documents have been made available to BAC. To the knowledge of the Company, there are no leases, subleases, concessions or other contracts granting to any person other than the Company or any Company Subsidiary the right to use or occupy any Leased Real Property. Except for the Leases, there are no leases, subleases, concessions or other contracts granting to the Company or any Company Subsidiary the right to use or occupy any real property, and all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, be material to the respective Lease. Neither the Company nor any Company Subsidiary has subleased, sublicensed or otherwise granted to any person any right to use, occupy or possess any portion of the Leased Real Property. The Company or applicable Company Subsidiary enjoys peaceful and undisturbed possession and quiet enjoyment of the applicable Leased Real Property and there is no person (other than the Company or applicable Company Subsidiary) in possession or control of the Leased Real Property. No owner of any Leased Real Property is an affiliate of the Company or a Company Subsidiary.

(c) There are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used, consistent with past practice. To the knowledge of the Company, there are no adverse physical conditions affecting the Leased Real Property, or the improvements thereon. As of the Closing: (i) all rents, required deposits and additional rents due to date pursuant to the Leases have been paid in full, (ii) no security deposit or portion thereof deposited with respect to the Leases has been applied in respect of a breach or default under such Lease which has not been redeposited in full, (iii) neither the Company nor any Company Subsidiary owes, nor will owe in the future, any brokerage commissions or finder’s fees with respect to any Lease, and (iv) neither the Company nor any Company Subsidiary has collaterally assigned or granted any security interest in any Lease or any interest therein.

(d) Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or sub-leasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens.

(e) Each Leased Real Property is supplied with utilities and other services reasonably necessary for the operation of the business of the Company or applicable Company Subsidiary as currently conducted at such Leased Real Property.

(f) Neither the Company nor any Company Subsidiary has received any written notice of any special Tax, levy or assessment for benefits or betterments that affect the Leased Real Property and to the knowledge of the Company, no such special Taxes, levies or assessments are pending or contemplated. To the knowledge of the Company, the use or occupancy of any Leased Real Property by the Company does not violate in any way any applicable permits, licenses, certificates of occupancy, covenants, conditions or restrictions, whether federal, state, local or private, and the Company or applicable Company Subsidiary holding the leasehold interest therein has received all required permits, certificates of occupancy, licenses, authorizations and approvals in connection with the use and occupancy thereof, whether in connection with the business of the Company or any Company Subsidiary or otherwise.

(g) Neither the Company nor any Company Subsidiary has received any written notice from any insurance company or board of fire underwriters of any defects or inadequacies that could adversely affect the insurability of any Leased Real Property or requesting the performance of any material work or alteration with respect to any Leased Real Property.

(h) To the knowledge of the Company, other than the Company, there are no persons occupying any portion of the Leased Real Property, as tenants-at-sufferance, trespassers or otherwise.

(i) The Company or applicable Company Subsidiary has not failed to renew any Lease that by its terms would otherwise expire, except in the ordinary course of business, consistent with past practice.

(j) None of the Leased Real Property is used by the Company or any of the Company Subsidiaries for any purpose other than the operation of business of the Company and the Company Subsidiaries.

Section 4.14 Intellectual Property; Privacy and Data Security.

(a) Section 4.14(a) of the Company Disclosure Schedule contains a true and complete list of all of the following: (i) registered Patents, Trademarks, domain names and Copyrights and applications for any of the foregoing that have been filed with the applicable Governmental Authority that are owned or purported to be owned, used or held for use by the Company and/or the Company Subsidiaries (“Registered IP”) (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number and registrar), (ii) all contracts or agreements to use any Company-Licensed IP that are material to the business of the Company or any Company Subsidiary as currently conducted as of the date of this Agreement, including for the Software, Technology, or Business Systems of any other Persons that are material to the Products or deployment, operation or maintenance thereof, that are material to the business of the Company and/or the Company Subsidiaries as currently conducted (other than unmodified, commercially available, “off-the-shelf” Software, Technology or Business Systems with a replacement cost and/or aggregate annual license and maintenance fees of less than $75,000); and (iii) any Software, Technology, or Business Systems owned or purported to be owned or used by the Company and/or the Company Subsidiaries that is material to the business of the Company and/or the Company Subsidiaries as currently conducted and would have a replacement cost of more than $75,000. The Company IP specified on Section 4.14(a) of the Company Disclosure Schedule, constitutes all material Intellectual Property rights used in the operation of the business of the Company and/or the Company Subsidiaries and is sufficient for the conduct of the business as currently conducted and contemplated to be conducted as of the date hereof.

(b) To the knowledge of the Company, the Company or one of the Company Subsidiaries solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens),, all right, title and interest in and to the Company-Owned IP and has the valid right to use all Company-Licensed IP. All Company-Owned IP is subsisting and, to the knowledge of the Company, valid and enforceable. To the knowledge of the Company, no loss or expiration of any material Company-Owned IP is threatened or pending. The execution and delivery of this Agreement by the Company and consummation of the transactions contemplated hereunder will not (i) result in the loss, termination or material impairment of any rights of the Company or any of the Company Subsidiaries in any Company IP; or (ii) require the payment of (or increase the amount of) any royalties, fees, or other consideration with respect to any use or exploitation of any Company-Licensed IP.

(c) The Company and each of its applicable Company Subsidiaries has taken and takes commercially reasonable actions to maintain, protect (i) and enforce Intellectual Property rights in any trade secrets and other Confidential Information in its possession or control, including the secrecy, confidentiality and value of its trade secrets, as applicable, and other Confidential Information. Neither the Company nor any Company Subsidiaries have disclosed any such trade secrets or Confidential Information that is material to the business of the Company to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such trade secret or Confidential Information.

(d) Since the Lookback Date, (i) to the knowledge of the Company, there have been no claims filed with a Governmental Authority and served on the Company and/or any of the Company Subsidiaries, or threatened in writing (including email) to be filed, against the Company and/or any of the Company Subsidiaries with any Governmental Authority, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Registered IP, or (B) alleging any infringement or misappropriation of, or other conflict with, any Intellectual Property rights of other persons (including any material demands or offers to license any Intellectual Property rights from any other person); (ii) to the knowledge of the Company, the operation of the business of the Company or any of the Company Subsidiaries (including the current and contemplated Products) has not and does not infringe, misappropriate or violate, any Intellectual Property rights of other persons; (iii) to the knowledge of the Company, no other person has infringed, misappropriated or violated any of the Company-Owned IP; and (iv) neither the Company nor any of the Company Subsidiaries have received any formal written opinions of counsel regarding any of the foregoing.

(e) Except as set forth in Section 4.14(e) of the Company Disclosure Schedule, all current and past founders, officers, management, employees, and contractors who have contributed to, developed or conceived any Company-Owned IP that is material to the business of the Company or any Company Subsidiary as currently conducted, have executed valid, written agreements with the Company or a Company Subsidiary, substantially in the form made available to Merger Sub or BAC, and pursuant to which such persons agreed to maintain in confidence all confidential or proprietary information acquired by them in the course of their relationship with the Company or a Company Subsidiary and assigned to the Company or a Company Subsidiary all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such person in the course of and related to his, her or its relationship with the Company or a Company Subsidiary.

(f) No employee, consultant or independent contractor of the Company or any Company Subsidiary who was involved in, or who contributed to, the creation or development of any Company-Owned IP owed or owes any duty or rights to any Governmental Authority, or any university, college or other educational institution or for a research center. Neither the Company nor any Company Subsidiary received any funding of any university or other educational or research center or Governmental Authority and no such university, educational or research center, or Governmental Authority has any rights in or to any Company-Owned IP.

(g) The Company and Company Subsidiaries do not use any Open Source Software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any other person any rights to or immunities under any of the Company-Owned IP, or (ii) under any license requiring the Company or any Company Subsidiary to disclose or distribute the source code to any Product components or Business Systems owned or purported to be owned by the Company or any Company Subsidiary which are incorporated in or necessary for the use of the Products, to license or provide the source code to any such Business Systems or Product components for the purpose of making derivative works, or to make available for redistribution to any person the source code to any of the Product components at no or minimal charge.

(h) The Company and the Company Subsidiaries own, lease, license, or otherwise have a valid and enforceable legal right to use all Business Systems, and such Business Systems are sufficient for the immediate and anticipated future needs of the business of the Company as currently conducted. The Company and the Company Subsidiaries maintain commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and since the Lookback Date, there has not been any material failure with respect to any Business Systems that has not been remedied or replaced in all material respects. The Company and the Company Subsidiaries have purchased a sufficient number of seat licenses currently required for its Business Systems. Following the consummation of the transaction contemplated hereunder, the Business Systems shall be available to the Company and the Company Subsidiaries on the same terms as such contracts or agreements specified on Section 4.13(a)(iii) of the Company Disclosure Schedule.

(i) To the knowledge of the Company, the Company and each of the Company Subsidiaries currently and previously since the Lookback Date have complied in all material respects with all applicable Privacy and Data Security Requirements. Each of the Company and the Company Subsidiaries maintains a written information security program that includes reasonable and appropriate administrative, technical, and physical safeguards designed to protect and safeguard the availability, confidentiality, and integrity of transactions and Personal Information.

(j) Since the Lookback Date, the Company and each of the Company Subsidiaries have implemented reasonable data security safeguards designed to protect the security and integrity of its Business Systems, and all Personal Information and Business Data held or processed by or on behalf of the Company or the Company Subsidiaries, including implementing reasonable procedures designed to prevent unauthorized access and the introduction of Disabling Devices. Since the Lookback Date, neither the Company nor any Company Subsidiary has inserted and, to the knowledge of the Company, no other person has inserted or alleged to have inserted any Disabling Device in any of the Business Systems. Since the Lookback Date, all Products operate in material compliance with their documentation of functional specifications, as amended from time to time.

(k) Since the Lookback Date, neither the Company nor any Company Subsidiary has experienced (i) any Data Security Breaches to their Business Systems that were required to be reported under applicable Privacy/Data Security Laws, (ii) unauthorized access or unauthorized use of any of the Company’s, or the Company’s Subsidiaries’, Business Systems that resulted in material disruption to the Company or a Company Subsidiary’s operations or harm to a third party whose Personal Information or Business Data is processed by or on behalf, or was otherwise in the possession or control, of the Company or a Company Subsidiary, or (iii) any unauthorized access to, or acquisition of, any Personal Information or Business Data maintained by the Company, or Company Subsidiaries, or by any third-party service provider on behalf of the Company or any Company Subsidiary that resulted in material disruption to the Company or a Company Subsidiary’s operations, or to the knowledge of the Company, harm to a third party whose Personal Information or Business Data is processed by or on behalf, or was otherwise in the possession or control, of the Company or a Company Subsidiary.

(l) Since the Lookback Date, neither the Company nor any Company Subsidiary has received written notice of any audits, proceedings, inquiries, whether formal or informal (other than ordinary course requests by data subjects), or investigations or written notices of violation by any Governmental Authority, mobile application marketplace, or any customer, or that relate to any written material claims or complaints, in each case regarding the collection, dissemination, storage or use of Personal Information, or relating to the actual, alleged, or potential violation of any Privacy and Data Security Requirements.

(m) Since the Lookback Date, the Company and each Company Subsidiary has all necessary rights to use the Business Data, in whole or in part, in the manner in which the Company and each Company Subsidiary receives and uses such Business Data prior to the Closing Date. Neither the Company nor any

Company Subsidiary is subject to any Privacy and Data Security Requirements, including based on the Transactions, that would prohibit Merger Sub or BAC from receiving or using Personal Information or Business Data held or processed by or on behalf of the Company, in a materially similar manner to which the Company receives and uses such Personal Information and Business Data prior to the Closing Date.

(n) Since the Lookback Date, (i) to the extent required by HIPAA, the Company and each Company Subsidiary has entered into Business Associate Agreements that meet the applicable requirements of 45 C.F.R. § 164.504(e), and (ii) the Company and each Company Subsidiary has, in its contracts with suppliers who store or process Personal Information on behalf of the Company or any Company Subsidiary, as applicable, obtained contractual assurances from such suppliers to use commercially reasonable measures to safeguard, maintain the confidentiality and limit the use of all Personal Information that they receive from or on behalf of the Company or any Company Subsidiary solely to use on behalf of the Company or the applicable Company Subsidiary.

(o) Since the Lookback Date, all new employees of the Company and the Company Subsidiaries has received training on applicable Privacy/Data Security Laws at hire, and annually thereafter.

Section 4.15 Taxes.

(a) The Company and each Company Subsidiary: (i) has filed (taking into account any validly obtained extension of time within which to file) all income and other material Tax Returns required to be filed by it as of the date hereof and all such filed Tax Returns are true, complete and accurate in all material respects; (ii) has paid all income and other material Taxes payable by the Company or any Company Subsidiary (whether or not shown on any Tax Return), except with respect to Taxes that are being contested in good faith and are disclosed in Section 4.15(a) of the Company Disclosure Schedule and for which adequate reserves have been made in accordance with U.S. GAAP, and no material penalties or charges are due with respect to the late filing of any Tax Return of each of the Company and the Company Subsidiaries; (iii) has not waived any statute of limitations with respect to income or other material Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency in respect of income Taxes or any other material amounts of Taxes; and (iv) does not have any deficiency, audit, examination, investigation or other proceeding in respect of income or other material amounts of Taxes or other material Tax matters pending or proposed or threatened in writing, in each case which has not been paid or fully resolved.

(b) Neither the Company nor any Company Subsidiary is a party to, is bound by, or has obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) and has no potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, other than an agreement, contract, arrangement or commitment entered into in the ordinary course of business the principal purpose of which does not relate to Taxes.

(c) No claim has been made in writing (nor to the Company’s knowledge has any claim been made) by any Taxing authority in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(d) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in or incorrect method of accounting prior to the Closing for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) any agreement with any Governmental Authority relating to Taxes, including any “closing agreement”

as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; or (iii) installment sale made on or prior to the Closing Date; (iv) any prepaid amount or advance payment received or deferred revenue arising on or prior to the Closing Date; (v) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any analogous provision of state, local or foreign Tax law) entered into or in existence prior to the Closing. Neither the Company nor any Company Subsidiary will be required to pay any Taxes after the Closing as a result of application of Section 965 of the Code.

(e) The Company and each Company Subsidiary has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

(f) Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return, other than an affiliated group the common parent of which was the Company or a subsidiary thereto.

(g) Neither the Company nor any Company Subsidiary has material liability for the Taxes of any person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor, or otherwise.

(h) Neither the Company nor any Company Subsidiary has any request for a ruling in respect of a material amount of Taxes pending between the Company or any Company Subsidiary, on the one hand, and any Tax authority, on the other hand.

(i) The Company and each Company Subsidiary has made available to BAC true and complete copies of the final filed income Tax Returns filed by each of the Company and Company Subsidiaries for tax years 2019 through 2022.

(j) Neither the Company nor any Company Subsidiary has within the last two (2) years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) Neither the Company nor any Company Subsidiary has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(l) Neither the IRS nor any other United States or non-United States taxing authority or agency has asserted in writing any deficiency or claim for any income or other material Taxes that has not been fully resolved.

(m) There are no material Tax Liens upon any assets of the Company or any Company Subsidiary except for Permitted Liens.

(n) Neither the Company nor any Company Subsidiary has liability for a material amount of unpaid Taxes that has not been accrued for or reserved on the Company’s or any Company Subsidiary’s Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the Company or the Company Subsidiaries in the ordinary course of business.

(o) The Company and each Company Subsidiary is in compliance in all material respects with all applicable transfer pricing laws and regulations.

(p) Neither the Company nor any Company Subsidiary has taken any action, nor to the knowledge of the Company are there any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(q) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes,”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as any schedules or attachments thereto and amendments thereof) required to be supplied or supplied to a Tax authority relating to Taxes.

Section 4.16 Environmental Matters.

(a) To the knowledge of the Company, neither the Company nor any Company Subsidiary is, or has been since the Lookback Date, in violation in any material respect of any applicable Environmental Law.

(b) Neither the Company nor any Company Subsidiary has released or to the knowledge of the Company, caused any release of Hazardous Substances on, under or emanating from any property currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) in violation of any Environmental Law or in a manner or quantity which requires reporting, investigation, remediation, monitoring or other response action by the Company or any Company Subsidiary pursuant to applicable Environmental Laws.

(c) Neither the Company nor any Company Subsidiary has received from any person or Governmental Authority, any (i) Environmental Notice or Environmental Claim, or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(d) Neither the Company nor any Company Subsidiary has manufactured, treated, stored, handled, distributed, transported or disposed of, or arranged for the transportation or disposal of, Hazardous Substances at any real property owned, operated or leased by the Company or any Company Subsidiary, in violation in any material respect of any Environmental Law or otherwise in a manner or quantity that has resulted or would reasonably be expected to result in a liability to the Company under any Environmental Law.

(e) The Company and the Company Subsidiaries have all material permits, licenses and other authorizations required of the Company under applicable Environmental Law (“Environmental Permits”).

(f) The Company and the Company Subsidiaries are in compliance in all material respects with the terms and conditions of its Environmental Permits.

(g) The Company and the Company Subsidiaries have not assumed, undertaken, provided an indemnity with respect to or otherwise become subject to any liability of any other person under any Environmental Law or order by a Governmental Authority.

Section 4.17 Material Contracts.

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all of the following types of contracts and agreements in effect as of the date hereof to which the Company or any Company Subsidiary is a party (such contracts and agreements as are required to be set forth on Section 4.17(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i) each contract and agreement (other than Plans and Service Agreements) with consideration paid or payable to or by the Company or any Company Subsidiary of more than $200,000, in the aggregate, over the 12-month period ending June 30, 2023;

(ii) each contract and agreement with Suppliers to the Company or any Company Subsidiary for expenditures paid or payable by the Company or any Company Subsidiary of more than $200,000, in the aggregate, over the 12-month period ending June 30, 2023;

(iii) each contract and agreement with customers of the Company or any Company Subsidiary that involves consideration payable to the Company or any Company Subsidiary of more than $200,000, in the aggregate, over the 12-month period ending June 30, 2023;

(iv) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Company Subsidiary involving an aggregate consideration in excess of $200,000;

(v) all management contracts that provide for payment in excess of $200,000;

(vi) all contracts and agreements evidencing indebtedness (or any guaranty therefor for borrowed money), has the right to draw upon credit that has been extended for indebtedness, or has granted a Lien on its assets, whether tangible or intangible, to secure any indebtedness;

(vii) all contracts and agreements that is a definitive purchase and sale or similar agreement entered into in connection with an acquisition or disposition by the Company since January 1, 2021, of any person or of any business entity or division or business of any person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such person or by any other manner), excluding any such contracts or agreements for the sales of goods in the ordinary course of business or in which the applicable acquisition or disposition has been consummated and there are no material obligations of the Company ongoing;

(viii) all partnership, joint venture, profits sharing, carry interest or similar agreements that are material to the business of the Company or any Company Subsidiary;

(ix) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party, other than any Company Permits;

(x) all contracts and agreements that limit, or purport to limit, in any material respect the ability of the Company or any Company Subsidiary to compete in any line of business or in any geographic area or during any period of time, excluding customary confidentiality agreements, non-solicitation agreements (or clauses), and agreements that contain customary confidentiality clauses;

(xi) all leases or master leases or other substantially similar agreements related to personal property reasonably likely to result in annual payments of $200,000 or more in a 12-month period;

(xii) all contracts and agreements with outstanding obligations for the sale, purchase or dispositions of any property, assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $250,000 in any calendar year, in each case, other than any sale, purchase or disposition in the ordinary course of business;

(xiii) all contracts and agreements involving use of any Company-Licensed IP required to be listed in Section 4.14(a) of the Company Disclosure Schedule;

(xiv) contracts which involve the license or grant of rights to Company-Owned IP by the Company, but excluding any non-exclusive licenses (or sublicenses) of Company-Owned IP granted: (A) to customers in the ordinary course of business consistent with past practice; (B) to Suppliers in the ordinary course of business consistent with past practice for the purpose of providing the applicable services to the Company or any Company Subsidiary; or (C) in the ordinary course of business where the grant of rights to Company-Owned IP is incidental to the purpose of the agreement, including use of a Trademark of the Company or any Company Subsidiary for marketing or similar purposes;

(xv) any contract or agreement not made in the ordinary course of business that is material to the business of the Company or any Company Subsidiary and not disclosed pursuant to any other clause under this Section 4.17(a) and expected to result in revenue or require expenditures in excess of $200,000 in the calendar year ending December 31, 2022;

(xvi) any commitment to enter into any contract or agreement of the type described in the foregoing clauses of this Section 4.17(a).

(b) Each Material Contract is a legal, valid and binding obligation of the Company or any Company Subsidiary and, to the knowledge of the Company, the other parties thereto, and is enforceable in accordance with its terms and neither the Company nor any Company Subsidiary is in material breach or violation of, or material default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in material breach or violation of, or material default under, any Material Contract; and (iii) neither the Company nor any Company Subsidiary has received any written, or to the knowledge of the Company, oral claim of default under any such Material Contract. The Company and each Company Subsidiary has furnished or made available to BAC or its legal advisors true and materially complete copies of all Material Contracts without redaction, including all modifications, amendments and supplements thereto.

Section 4.18 Insurance.

(a) Section 4.18(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Company or any Company Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, and the principal insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material Company and the Company Subsidiaries, taken as a whole, with respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable against the Company or the applicable Company Subsidiary in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) no such action has been threatened.

Section 4.19 Company Requisite Approval; Board Approval; Vote Required. The Company Board (including any required committee or subgroup of such board), by resolutions unanimously adopted at a meeting duly called, noticed and held and not subsequently rescinded or modified in any way, or by unanimous written consent in lieu of a meeting if permitted by applicable Law, has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement and the Merger and declared their advisability and approved the Merger and the other Transactions, (c) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Merger and (d) directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders. The adoption of this Agreement and the Transactions by way of the Company Requisite Approval, is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, when executed and delivered pursuant to Section 7.18, will qualify as the Company Requisite Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company shall be necessary to adopt this Agreement and approve the Transactions.

Section 4.20 Anti-Corruption Compliance; Certain Business Practices. The Company and the Company Subsidiaries and, to the knowledge of the Company, their respective directors, officers and employees, agents and representatives, have during the past three (3) years complied in all material respects with the provisions of all applicable Anti-Corruption Laws and Anti-Money Laundering Laws. None of the Company, any Company Subsidiary, nor to the knowledge of the Company, any of their respective directors, officers and employees, agents or representatives have: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made or offered any unlawful payment or other benefit to foreign or domestic Government Officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Anti-Corruption Laws or Anti-Money Laundering Laws; or (c) made or offered any payment or other benefit that would constitute a bribe, kickback or illegal or improper payment or benefit to assist the Company or any Company Subsidiary in obtaining or retaining business for, or with, or directing business to, any person, or in securing any improper advantage or benefit. To the knowledge of the Company, there have been no false or fictitious entries made in the books or records of the Company or any Company Subsidiary relating to any illegal payment or secret or unrecorded fund and the Company has not established or maintained a secret or unrecorded fund.

Section 4.21 Sanctions and Ex-Im Laws Compliance.

(a) The Company and the Company Subsidiaries, to the knowledge of the Company, their respective directors, officers and employees and agents and representatives of the Company and any Company Subsidiary, have at all times during the past five (5) years been in complied with all applicable Sanctions. During the past five (5) years, none of the Company or the Company Subsidiaries, nor to the knowledge of the Company, any of the directors, officers, employees, agents, representatives, or beneficial owners of the Company or the Company Subsidiaries: (i) has been or is a Sanctioned Person; (ii) has been or is owned or controlled by a Sanctioned Person; (iii) has maintained or maintains any offices, branches, operations, assets, investments, employees, or agents in any Sanctioned Country; (iv) has participated in any transaction or business dealing with any Sanctioned Person or in any Sanctioned Country; (v) has received from any Governmental Authority or any other person any written notice, inquiry, or internal or external allegation regarding an actual or alleged violation of Sanctions; or (vi) made any voluntary or involuntary disclosure to a Governmental Authority regarding an actual or alleged violation of Sanctions.

(b) The Company and the Company Subsidiaries, and to the knowledge of the Company, each of their respective directors, officers, employees, agents, and representatives have, during the past five (5) years, complied in all material respects with applicable Ex-Im Laws. During the past five (5) years, none of the Company or the Company Subsidiaries, or to the knowledge of the Company, their respective directors, officers or employees, nor any of their respective agents or representatives: (i) has received from any Governmental Authority or any other person any written notice, inquiry, or internal or external allegation regarding an actual or alleged violation of Ex-Im Laws; or (ii) made any voluntary or involuntary disclosure to a Governmental Authority regarding an actual or alleged violation of Ex-Im Laws.

Section 4.22 Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Company or any Company Subsidiary, to the Company’s knowledge, has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (c) a beneficial interest in any contract or agreement disclosed in Section 4.17(a) of the Company Disclosure Schedule; or (d) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements and customary employment-related agreements and arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.22. Except as set forth in Section 4.22 of the Company Disclosure Schedules, neither the Company nor any Company Subsidiary has, since the Lookback Date, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company or any Company Subsidiary, or (ii) materially modified any term of any such extension or maintenance of credit.

Section 4.23 Exchange Act; Reporting Issuer Status. Neither the Company nor any Company Subsidiary are currently (or has not previously been) subject to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or a “reporting issuer” under Canadian securities legislation.

Section 4.24 Brokers. Except as set forth in Section 4.24 of the Company Disclosure Schedules, no broker, finder, investment banker or other person is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.25 Stockholder Support Agreement. The Company has delivered to BAC a true, correct and complete copy of the Stockholder Support Agreement. The Stockholder Support Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and, to the knowledge of the Company, no withdrawal, termination, amendment or modification is contemplated. The Stockholder Support Agreement is a legal, valid and binding obligation of the stockholders of the Company thereto and neither the execution or delivery by any party thereto of, nor the performance of any party’s obligations under, the Stockholder Support Agreement violates any provision of, or results in the breach of or default under, or requires any filing, registration or qualification under, any applicable Law in any material respect. To the knowledge of the Company, no event has occurred that, with or without notice, lapse of time or both, would constitute a material default or material breach on the part of any stockholders of the Company under any term or condition of the Stockholder Support Agreement. The parties to the Stockholder Support Agreement will hold a number of shares of the Company sufficient to provide the Company Requisite Approval.

Section 4.26 Competition Act. Neither the value of the assets in Canada of the Company and its affiliates nor the value of their annual gross revenues from sales in, from, or into Canada exceed CAD $93,000,000, in each case as determined in accordance with the Competition Act.

Section 4.27 Investment Canada Act. Neither the Company nor any entity it controls carries on a cultural business within the meaning of the Investment Canada Act.

Section 4.28 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company or any Company Subsidiary, their affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to BAC, its affiliates or any of their respective Representatives by, or on behalf of, Company or any Company Subsidiary, and any such representations or warranties are expressly disclaimed and none of BAC or Merger Sub shall have any claim with respect to their purported use of, or reliance on, any such representations and warranties, except those representations or warranties set forth in this Agreement. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither the Company or any Company Subsidiary nor any other person on behalf of Company or any Company Subsidiary has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to BAC, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Company Subsidiary (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to BAC, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BAC AND MERGER SUB

Except as set forth in (i) the BAC SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of such BAC SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing in disclosed in such a SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization), Section 5.03 (Capitalization) and Section 5.04 (Authority Relative to This Agreement) or (ii) the disclosure schedule delivered by BAC in connection with this Agreement (the “BAC Disclosure Schedule”), BAC hereby represents and warrants as of the date hereof to the Company as follows:

Section 5.01 Corporate Organization.

(a) Each of BAC and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b) Merger Sub is the only subsidiary of BAC. Except for Merger Sub, BAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

Section 5.02 Certificate of Incorporation and Bylaws. Each of BAC and Merger Sub has heretofore furnished to the Company complete and correct copies of the BAC Organizational Documents and the Merger Sub Organizational Documents. The BAC Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither BAC nor Merger Sub is in material violation of any of the provisions of the BAC Organizational Documents and the Merger Sub Organizational Documents.

Section 5.03 Capitalization.

(a) The authorized capital stock of BAC consists of (i) 200,000,000 shares of BAC Class A Common Stock, (ii) 20,000,000 shares of BAC Class B Common Stock, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“BAC Preferred Stock”). As of the date of this Agreement (i) 4,045,468 shares of BAC Class A Common Stock are issued and outstanding, all of which are subject to BAC Redemption Rights and are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) 3,897,500 shares of BAC Class B Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (iii) no shares of BAC Common Stock are held in the treasury of BAC, (iv) 13,755,000 BAC Warrants and 7,502,000 BAC Private Placement Warrants are issued and outstanding, (v) 13,755,000 shares of BAC Common Stock are reserved for future issuance pursuant to the BAC Warrants and (vi) 7,502,000 shares of BAC Common Stock are reserved for future issuance pursuant to the BAC Private Placement Warrants. As of the date of this Agreement, there are no shares of BAC Preferred Stock issued and outstanding.

(b) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (the “Merger Sub Common Stock”). As of the date hereof, 100 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by BAC free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Merger Sub Organizational Documents.

(c) All outstanding shares of BAC Common Stock, BAC Preferred Stock and BAC Warrants have been issued and granted in compliance with all applicable securities laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and the BAC Organizational Documents.

(d) The Transaction Consideration being delivered by BAC hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities laws and the BAC Organizational Documents. The Transaction Consideration, including the Earn-Out Shares, will be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other person’s rights therein or with respect thereto.

(e) Except for (i) securities issued pursuant to the PIPE Subscription Agreements, (ii) securities to be issued in connection with BAC Working Capital Loans, (iii) securities issued by BAC as permitted by this Agreement and (iv) the BAC Warrants, BAC has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of BAC or obligating BAC to issue or sell any shares of capital stock of, or other equity interests in, BAC. All shares of BAC Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither BAC nor any subsidiary of BAC is a party to, or otherwise bound by, and neither BAC nor any subsidiary of BAC has granted, any equity appreciation rights, participations, phantom equity or similar rights. BAC is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of BAC Common Stock or any of the equity interests or other securities of BAC or any of its subsidiaries. There are no outstanding contractual obligations of BAC to repurchase, redeem or otherwise acquire any shares of BAC Common Stock. There are no outstanding contractual obligations of BAC to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 5.04 Authority Relative to This Agreement. Each of BAC and Merger Sub have all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of BAC and Merger Sub and the consummation by each of BAC and Merger Sub of the Transactions, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of BAC or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than (a) with respect to the Merger, the approval and adoption of the BAC Proposals by the by the stockholders of BAC as the BAC Stockholders’ Meeting and the filings required by applicable Law). This Agreement has been duly and validly executed and delivered by BAC and Merger Sub and, assuming due authorization, execution and delivery by the Company or any Company Subsidiary, constitutes a legal, valid and binding obligation of BAC or Merger Sub, enforceable against BAC or Merger Sub in accordance with its terms subject to the Remedies Exceptions.

Section 5.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of BAC and Merger Sub do not, and the performance of this Agreement by each of BAC and Merger Sub will not, (i) conflict with or violate the BAC Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to each of BAC or Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of a Lien on any property or asset of each of BAC or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of BAC or Merger Sub is a party or by which each of BAC or Merger Sub or any of their properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have an BAC Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of BAC and Merger Sub do not, and the performance of this Agreement by each of BAC and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent BAC or Merger Sub from performing its material obligations under this Agreement.

Section 5.06 Compliance. Neither BAC nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to BAC or Merger Sub or by which any property or asset of BAC or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which BAC or Merger Sub is a party or by which BAC or Merger Sub or any property or asset of BAC or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have an BAC Material Adverse Effect. Each of BAC and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for BAC or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted, except, where the failure to have such material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority would not, individually or in the aggregate, have or reasonably be expected to have a BAC Material Adverse Effect.

Section 5.07 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) BAC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since September 27, 2021, together with any amendments, restatements or supplements thereto (collectively, the “BAC SEC Reports”). BAC has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by BAC with the SEC to all agreements, documents and other instruments that previously had been filed by BAC with the SEC and are currently in effect. As of their respective dates, the BAC SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of BAC has filed with the SEC on a timely basis all documents required with respect to BAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the BAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of BAC as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to have, individually or in the aggregate, a BAC Material Adverse Effect). BAC has no off-balance sheet arrangements that are not disclosed in the BAC SEC Reports. No financial statements other than those of BAC are required by GAAP to be included in the consolidated financial statements of BAC.

(c) Except as and to the extent set forth in the BAC SEC Reports, neither BAC nor Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of BAC’s and Merger Sub’s business.

(d) BAC is in compliance in all material respects with the applicable corporate governance rules and regulations of NYSE American.

(e) BAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to BAC and other material information required to be disclosed by BAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to BAC’s co-principal executive officers and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting BAC’s co-principal executive officers and principal financial officer to material information required to be included in BAC’s periodic reports required under the Exchange Act.

(f) BAC maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that BAC maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. BAC has no knowledge of any fraud or whistle-blower allegations, whether material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of BAC. Since September 27, 2021, there have been no material changes in BAC’s internal control over financial reporting.

(g) There are no outstanding loans or other extensions of credit made by BAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of BAC. BAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Neither BAC (including any employee thereof) nor BAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by BAC, (ii) any fraud, whether or not material, that involves BAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by BAC or (iii) any claim or allegation regarding any of the foregoing.

(i) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the BAC SEC Reports. To the knowledge of BAC, none of the BAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.08 Absence of Certain Changes or Events. Since June 1, 2021, except as expressly contemplated by this Agreement, (a) BAC has conducted its business in the ordinary course and in a manner consistent with past practice, and (b) there has not been any BAC Material Adverse Effect.

Section 5.09 Absence of Litigation. There is no Action pending or, to the knowledge of BAC, threatened against BAC, or any property or asset of BAC, before any Governmental Authority or any other person. Neither BAC nor any material property or asset of BAC is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of BAC, continuing investigation by, any Governmental Authority or any other person or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 5.10 Board Approval; Vote Required.

(a) The BAC Board, by resolutions duly adopted by majority vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions are fair to and in the best interests of BAC and its stockholders, (ii) approved this Agreement and the Transactions and declared their advisability, (iii) recommended that the stockholders of BAC approve and adopt this Agreement and the Transactions, and directed that this Agreement and the Transactions, be submitted for consideration by the stockholders of BAC at the BAC Stockholders’ Meeting.

(b) The only vote of the holders of any class or series of capital stock of BAC necessary to approve the Transactions is the affirmative vote of the holders of a majority of the outstanding shares of BAC Common Stock.

(c) The Merger Sub Board, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved this Agreement and the Merger and declared their advisability, (iii) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the Merger and directed that this Agreement and the Transactions be submitted for consideration by the sole stockholder of Merger Sub.

(d) The only vote of the holders of any class or series of capital stock of Merger Sub is necessary to approve this Agreement, the Merger and the Transactions is the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub Common Stock.

Section 5.11 No Prior Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in Transactions and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement. Except as contemplated by this Agreement, Merger Sub will have no material assets, liabilities or obligations at all times prior to the Effective Time.

Section 5.12 Brokers. Except for Cohen, BofA Securities, Inc. and Wells Fargo Securities, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of BAC or Merger Sub.

Section 5.13 BAC Trust Fund. As of the date of this Agreement, BAC has no less than $11,361,000 in the trust fund established by BAC for the benefit of its public stockholders (the “Trust Fund”) maintained in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of September 27, 2021, as amended on March 28, 2023, between BAC and the Trustee, as amended (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions, and no termination, repudiation, rescission, amendment, supplement or modification is contemplated. BAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by BAC or the Trustee. There are no separate contracts, agreements, side letters or other understandings (whether written or unwritten, express or implied): (a) between BAC and the Trustee that would cause the description of the Trust Agreement in the BAC SEC Reports to be inaccurate in any material respect; or (b) to the knowledge of BAC, that would entitle any person (other than (i) stockholders of BAC who shall have elected to redeem their shares of BAC Common Stock pursuant to the BAC Organizational Documents, or (ii) the underwriters of BAC’s initial public offering who would be entitled to the Deferred Underwriting Commission upon consummation of the Transactions) to any portion of the proceeds in the Trust Account). Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of BAC Redemption Rights in accordance with the provisions of the BAC Organizational Documents. As of the date hereof, there are no Actions pending or, to the knowledge of BAC, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, BAC shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to BAC as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however that the liabilities and obligations of BAC due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (a) to stockholders of BAC who shall have exercised their BAC Redemption Rights, (b) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (c) to the Trustee for fees and costs incurred in accordance with the Trust Agreement; and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to BAC in connection with its efforts to effect the Merger (including the Deferred Underwriting Commission). As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, BAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to BAC at the Effective Time.

Section 5.14 Employees. Other than any officers as described in the BAC SEC Reports, BAC and Merger Sub have never employed any employees or retained any contractors or consultants. Other than reimbursement of any out-of-pocket expenses incurred by BAC’s officers and directors in connection with activities on BAC’s behalf in an aggregate amount not in excess of the amount of cash held by BAC outside of the Trust Account, BAC has no unsatisfied material liability with respect to any employee, officer or director. BAC and Merger Sub have never and do not currently maintain, sponsor, contribute to or have any actual or contingent liability under any employment agreement or employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements. Neither the execution and delivery of this Agreement nor the other Ancillary Agreements by BAC and Merger Sub nor the consummation of the Transactions (either alone or in combination with another event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, employee or independent contractor of BAC or Merger Sub, or (ii) result in the acceleration of the time of payment or vesting or increase of any such benefits. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the BAC, Merger Sub or any affiliate being classified as an “excess parachute payment” under Section 280G of the Code or the imposition of any additional Tax under Section 409A(a)(1)(B) of the Code. There is no contract, agreement, plan or arrangement to which BAC or Merger Sub is a party which requires payment by any party of a Tax gross-up or Tax reimbursement payment to any person.

Section 5.15 Taxes.

(a) BAC and Merger Sub (i) have duly and timely filed (taking into account any validly obtained extension of time within which to file) all income and other material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are true, complete and accurate in all material respects; (ii) have timely paid all income and other material Taxes payable by BAC or Merger Sub (whether or not shown as due on any Tax Returns, except with respect to Taxes that are being contested in good faith and for which adequate reserves have been made in accordance with U.S. GAAP, and no material penalties or charges are due with respect to the late filing of any Tax Return of each of BAC and Merger Sub; (iii) have not waived any statute of limitations with respect to income and other material Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency in respect of income Taxes or any other material amounts of Taxes; (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of income or other a material amounts of Taxes or other material Tax matters pending or proposed or threatened in writing, in each case which has not been paid or fully resolved.

(b) Neither BAC nor Merger Sub is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment entered into in the ordinary course of business the primary purpose of which does not.

(c) No claim has been made in writing (nor to BAC’s or Merger Sub’s knowledge has any claim been made) by any Taxing authority in a jurisdiction in which either BAC or Merger Sub does not file Tax Returns that it is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(d) None of BAC or Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in or incorrect method of accounting prior to the Closing for a taxable period ending on or prior to the Closing Date under Section 481of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) any agreement with any Governmental Authority relating to Taxes, including any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale made on or prior to the Closing Date; (iv) any prepaid amount or advance payment received or deferred revenue arising on or prior to the Closing Date; (v) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any analogous provision of state, local or foreign Tax law) entered into or in existence prior to the Closing. Neither BAC nor Merger Sub will be required to pay any Taxes after the Closing as a result of application of Section 965 of the Code.

(e) Each of BAC and Merger Sub have withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

(f) Neither BAC nor Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return other than an affiliated group the common parent of which was BAC or a subsidiary thereof.

(g) Neither BAC nor Merger Sub has any material liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(h) Neither BAC nor Merger Sub has any request for a material ruling in respect of Taxes pending between BAC and/or Merger Sub, on the one hand, and any Tax authority, on the other hand.

(i) Neither BAC nor Merger Sub has within the last two (2) years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j) Neither the IRS nor any other United States or non-United States taxing authority or agency has asserted in writing any deficiency or claim for any income or other material Taxes that has not been fully resolved.

(k) There are no material Tax Liens upon any assets of BAC or Merger Sub except for Permitted Liens.

(l) Neither BAC nor Merger Sub has liability for a material amount of unpaid Taxes that has not been accrued for or reserved on BAC’s or Merger Sub’s Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of BAC or Merger Sub in the ordinary course of business.

(m) Each of BAC and Merger Sub is in compliance in all material respects with all applicable transfer pricing laws and regulations.

(n) Neither BAC nor Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). To the knowledge of BAC and Merger Sub, there is no current plan or intent to liquidate the Company or transfer substantially all of the assets of the Company after the Closing Date.

(o) BAC and Merger Sub have not taken any action, nor to the knowledge of BAC are there any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 5.16 Listing. The issued and outstanding shares of BAC Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE American under the symbol “BACA”. The issued and outstanding BAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are trading on the over-the-counter market under the symbol “BACAW”. As of the date of this Agreement, there is no Action pending or, to the knowledge of BAC, threatened in writing against BAC by NYSE American or the SEC with respect to any intention by such entity to deregister the shares of BAC Common Stock or terminate the listing of BAC on NYSE American. None of BAC or any of its affiliates has taken any action in an attempt to terminate the registration of the shares of BAC Common Stock under the Exchange Act.

Section 5.17 BAC’s and Merger Sub’s Investigation and Reliance. Each of BAC and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the Company Subsidiaries and the Transactions, which investigation, review and analysis were conducted by BAC and Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. BAC, Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and the Company Subsidiaries and other information that they have requested in connection with their investigation of the Company and the Company Subsidiaries and the Transactions. Neither BAC nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any of its Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule). Neither the Company nor any of its respective stockholders, affiliates or Representatives shall have any liability to BAC, Merger Sub or any of their respective stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to BAC or Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. Neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and the Company Subsidiaries.

Section 5.18 Certain Business Practices. Since June 1, 2021, none of BAC, Merger Sub, respectively, nor, to the BAC’s knowledge, any directors or officers, agents or employees of BAC or Merger Sub, respectively has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic Government Officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any payment in the nature of criminal bribery.

Section 5.19 Investment Company Act. Neither BAC nor Merger Sub is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.20 Takeover Statutes and Charter Provisions. The BAC Board has taken all action necessary so that the restrictions on business combination set forth in Section 203 of the DGCL or any similar restrictions under any foreign Laws will be inapplicable to this Agreement and the Transactions, including the Merger and the issuance of BAC Common Stock. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar domestic or foreign Law applies with respect to BAC or Merger Sub in connection with this Agreement, the Merger, the issuance of New BAC Common Stock or any of the other Transactions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which BAC or Merger Sub is subject, party or otherwise bound.

Section 5.21 Sponsor Support Agreement. BAC has delivered to the Company a true, correct and complete copy of the Sponsor Support Agreement. The Sponsor Support Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by BAC. The Sponsor Support Agreement is a legal, valid and binding obligation of BAC and, to the knowledge of BAC, each other party thereto, subject to the Remedies Exception, and neither the execution or delivery by any party thereto of, nor the performance of any party’s obligations under, the Sponsor Support Agreement violates any provision of, or results in the breach of or default under, or requires any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of BAC under any term or condition of the Sponsor Support Agreement.

ARTICLE VI.

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01 Conduct of Business by the Company Pending the Merger.

(a) The Company agrees that, during the period between the date of this Agreement and the Effective Time or the earlier termination of this Agreement (such period, the “Interim Period”), except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01(a) of the Company Disclosure Schedule, or (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), unless BAC shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) the Company and each Company Subsidiary shall conduct its business in the ordinary course of business and in a manner consistent with past practice; and

(ii) the Company and each Company Subsidiary shall use its reasonable best efforts to preserve substantially the current business organization of the Company and each Company Subsidiary, to keep available the services of the current officers, employees, contractors and consultants of the Company and each Company Subsidiary and to preserve the current business relationships and ongoing relationships of the Company and each Company Subsidiary with customers, Suppliers, joint venture partners, distributors, creditors, landlords and other significant business relations of the Company.

(b) By way of amplification and not limitation, except (1) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01(b) of the Company Disclosure Schedule, or (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), neither the Company nor any Company Subsidiary shall, during the Interim Period, directly or indirectly, do any of the following without the prior written consent of BAC (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) amend or otherwise change the Company Certificate of Incorporation, the Company’s bylaws, or the equivalent organizational documents of the Company Subsidiaries;

(ii) form or create any subsidiaries other than in connection with the Pharmacy Acquisitions;

(iii) except for the Company Permitted Interim Financing, issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Company Subsidiary; provided that none of the exercise or settlement of any Company Options nor the grant of the Company Options set forth on Section 6.01(b)(iii) of the Company Disclosure Schedule shall be subject to the limitations of this Section 6.01(b)(iii), or (B) except in the ordinary course of business and in a manner consistent with past practice, any material assets of the Company;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests;

(v) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities or other equity interests;

(vi) (A) other than the Pharmacy Acquisitions (including, without limitation, the Secured Debentures), acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof; or (B) other than the Company Permitted Interim Financing, incur any indebtedness for borrowed money in excess of $1,000,000 in the ordinary course of business, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets;

(vii) (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee, contractor or consultant of the Company or any Company Subsidiary, other than increases in base compensation to employees or other individual service providers whose base compensation would not exceed, on an annualized basis, $250,000, (B) enter into any new, or amend any existing Service Agreement or severance or termination agreement with or grant any change of control or retention payments or benefits to, in each case, any current or former director, officer, employee or consultant whose base compensation would exceed, on an annualized basis, $250,000, (C) take any action that will result in the acceleration of vesting or payment timing or requirement for funding of any compensation or benefits to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary or (D) hire or otherwise enter into any new Service Agreement or similar arrangement with any person or terminate any current or former director, officer, employee, contractor or consultant whose base compensation would exceed, on an annualized basis, $250,000;

(viii) institute a layoff without cause resulting in the termination of employment of more than five (5) employees;

(ix) voluntarily recognize a labor union or similar organization or enter into a collective bargaining agreement or other labor union contract;

(x) other than as required by Law or pursuant to the terms of an agreement entered into prior to the date of this Agreement and reflected on Section 4.10(a) of the Company Disclosure Schedule, grant any severance or termination pay to, any director, officer, or other employee of the Company or any Company Subsidiary;

(xi) adopt, amend and/or terminate any Plan (or any arrangement that would be considered a Plan if in effect on the date hereof) except (x) as may be required by applicable Law or as necessary in order to consummate the Transactions, or (y) in the event of annual renewals of health and welfare programs in the ordinary course and consistent with past practice;

(xii) except in the ordinary course of business consistent with past practice, make any material Tax election, amend any income Tax Return or other material Tax Return or settle or compromise any material Tax liability, in each case, that could reasonably be expected to have an adverse and material impact on the Company or any Company Subsidiary;

(xiii) other than in the ordinary course of business, materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, in each case in a manner that is adverse to the Company or any Company Subsidiary, taken as a whole;

(xiv) (x) intentionally permit any material item of Company IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, (y) fail to pay all required fees and taxes required or advisable to maintain and protect its interest in any material item of Company IP, or (z) sell, assign, license or sublicense (other than nonexclusive licenses and sublicenses of Company IP granted in the ordinary course of business) any material item of Company IP;

(xv) modify any privacy policy or the operation or security of any Business Systems, except as reasonably determined by the Company to be required by Privacy/Data Security Laws or in the ordinary course of business consistent with past practice;

(xvi) acquire any fee interest in real property;

(xvii) waive, release, compromise, settle or satisfy any pending or threatened material claim or compromise or settle any liability, other than in the ordinary course of business;

(xviii) enter into any material new line of business outside of the business currently conducted by the Company or any of the Company Subsidiaries; or

(xix) enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Section 6.02 Conduct of Business by BAC and Merger Sub Pending the Merger. Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including, for the avoidance of doubt, as contemplated pursuant to the PIPE Subscription Agreements), set forth on Section 6.02 of the BAC Disclosure Schedule, or required by applicable Law (including as may be requested or compelled by any Governmental Authority), BAC agrees that during the Interim Period, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of BAC and Merger Sub shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, as set forth on Section 6.02 of the BAC Disclosure Schedule, or as required by applicable Law (including as may be requested or compelled by any Governmental Authority), neither BAC nor Merger Sub shall, during the Interim Period, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) amend or otherwise change the BAC Organizational Documents or the Merger Sub Organizational Documents or form any subsidiary of BAC other than Merger Sub;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the BAC Organizational Documents;

(c) other than in connection with the PIPE Subscription Agreements, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the BAC Common Stock or BAC Warrants except for redemptions from the Trust Fund that are required pursuant to the BAC Organizational Documents;

(d) other than the Series A Convertible Preferred Stock of BAC issued in connection with the Atalaya Transaction, issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of BAC or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of BAC or Merger Sub;

(e) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

(f) other than BAC Working Capital Loans, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of BAC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(g) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(h) except in the ordinary course of business consistent with past practice, make any material Tax election, amend any income Tax Return or other material Tax Return or settle or compromise any material Tax liability, in each case, that could reasonably be expected to have an adverse and material impact on BAC;

(i) liquidate, dissolve, reorganize or otherwise wind up the business and operations of BAC or Merger Sub;

(j) amend the Trust Agreement or any other agreement related to the Trust Account;

(k) create any Liens on any material property or material assets of BAC or Merger Sub;

(l) take any action where such action could reasonably be expected to prevent or impede the transactions contemplated in this Agreement from qualifying for the Intended Tax Treatment;

(m) settle, or offer or propose to settle, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against BAC or Merger Sub, (B) any stockholder litigation or dispute against BAC or any of its officers or directors or (C) any litigation, arbitration, proceeding or dispute that relates to the Transactions;

(n) hire, or otherwise enter into any employment agreement, consulting agreement or similar arrangement with any person, (ii) grant any material increase in the compensation of any current or former officer or director, (iii) adopt any benefit plan for the benefit of any current or former officer or director, or (iv) materially amend any existing agreement with any current or former officer or director;

(o) enter into any material new line of business; or

(p) enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Section 6.03 Claims Against Trust Account. The Company acknowledges and agrees that the Company has had the opportunity to read BAC’s final prospectus, dated as of September 27, 2021 and other BAC SEC Reports, the BAC Organizational Documents and understands that BAC has established the Trust Account described therein for the benefit of BAC’s public stockholders, and that disbursement from the Trust Account is available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that BAC’s sole assets consist of the cash proceeds of BAC’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. Accordingly, the Company (on behalf of itself and its affiliates) agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and BAC on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company (on behalf of itself and its affiliates) hereby irrevocably waives any Claim they may have, now or in the future and will not seek recourse against the Trust Fund or any trustee of the Trust Fund and BAC for any reason whatsoever prior to the Effective Time; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against BAC, Merger Sub or any other person for legal relief against monies or other assets of BAC or Merger Sub held outside of the Trust Fund or for specific performance or other equitable relief in connection with the Transactions. In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, BAC shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event BAC prevails in such action or proceeding. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by BAC and its affiliates to induce BAC to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its affiliates under applicable law. This Section 6.03 shall survive the termination of this Agreement for any reason.

ARTICLE VII.

ADDITIONAL AGREEMENTS

Section 7.01 Proxy Statement; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement and receipt of the Required Financials, BAC and the Company shall prepare and BAC shall file with the SEC a proxy statement (as amended or supplemented, the “Proxy Statement”) to be sent to the stockholders of BAC and, as an information statement, to the stockholders of the Company relating to (A) with respect to the Company’s stockholders, the action to be taken by certain stockholders of the Company pursuant to the Written Consent, and (B) with respect to the special meeting of BAC’s stockholders (the “BAC Stockholders’ Meeting”) to be held to consider the approval and adoption of (i) this Agreement and the Transactions as a business combination, (ii) the adoption and approval of the Merger, (iii) the adoption and approval of any other proposals as the SEC (or staff member thereof), NYSE or NYSE American may indicate are necessary in its comments to the Proxy Statement, the Registration Statement or correspondence related thereto, (iv) any other proposals as reasonably agreed by BAC and the Company to be necessary or appropriate in connection with the Transactions, and (v) the adjournment of the BAC Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (v), together, the “BAC Proposals”). Except as otherwise mutually agreed between BAC and the Company, the BAC Proposals shall be the only matters which BAC shall propose to be acted on by the BAC stockholders at the BAC Stockholders’ Meeting.

(b) As promptly as practicable after the execution of this Agreement and receipt of the Required Financials, BAC and the Company shall prepare and BAC shall file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of New BAC Common Stock (i) to be issued to the stockholders of the Company pursuant to this Agreement and (ii) held by the stockholders of BAC immediately prior to the Effective Time. The Company shall furnish all information concerning the Company as BAC may reasonably request in connection with such actions and the preparation of the Proxy Statement and Registration Statement, including updates to the Required Financials as required prior to the effective date of the Registration Statement to address subsequent interim periods and to ensure compliance with PCAOB requirements, as the case may be. BAC and the Company each shall use their reasonable best efforts to (A) cause the Proxy Statement and the Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (B) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement and the Registration Statement, (C) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing with the SEC and (D) keep the Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Registration Statement, BAC shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of New BAC Common Stock, in each case to be issued or issuable to the stockholders of the Company in connection with this Agreement. As promptly as practicable after finalization of the Proxy Statement, each of the Company and BAC shall mail the Proxy Statement to their respective stockholders. Each of BAC and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement.

(c) No filing of, or amendment or supplement to the Proxy Statement or the Registration Statement will be made by BAC or the Company without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). BAC and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the New BAC Common Stock to be issued or issuable to the stockholders of the Company in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of BAC and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Proxy Statement or the Registration Statement and any amendment to the Proxy Statement or the Registration Statement filed in response thereto.

(d) BAC represents that the information supplied by BAC for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of BAC and the Company, (iii) the time of the BAC Stockholders’ Meeting, and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to BAC or Merger Sub, or their respective officers or directors, should be discovered by BAC which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, BAC shall promptly inform the Company. All documents that BAC is responsible for filing with the SEC in connection with the Merger or the other Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(e) The Company represents that the information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of BAC and the Company, (iii) the time of the BAC Stockholders’ Meeting, and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, the Company shall promptly inform BAC. All documents that the Company is responsible for filing with the SEC in connection with the Merger or the other Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(f) If, in connection with the preparation and filing of the Registration Statement (including the Proxy Statement contained therein) or the SEC’s review thereof, the SEC requests or requires that a Tax opinion with respect to the U.S. federal income tax consequences of the Transactions be prepared and submitted, the parties shall deliver to counsel customary Tax representation letters satisfactory to such counsel, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by such counsel in connection with the preparation and filing of such Tax opinion. Notwithstanding anything to the contrary in this Agreement, none of BAC, the Company or their respective Tax advisors are obligated to provide any opinion that the Transactions contemplated by this Agreement qualify for the Intended Tax Treatment, other than a customary opinion regarding the material accuracy of any disclosure regarding U.S. federal income tax considerations of the Transactions included in the Registration Statement (including the Proxy Statement contained therein) as may be required to satisfy applicable rules and regulations promulgated by the SEC, nor will a Tax opinion by any party’s advisors be a condition precedent to the Transactions.

Section 7.02 BAC Stockholders’ Meetings; Merger Sub Stockholder’s Approval.

(a) BAC shall call, notice and hold the BAC Stockholders’ Meeting in accordance with the BAC Certificate of Incorporation and applicable Law as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the BAC Proposals, and BAC shall use its reasonable best efforts to hold the BAC Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective. BAC shall use its reasonable best efforts to obtain the approval of the BAC Proposals at the BAC Stockholders’ Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the BAC Proposals, and shall take all other lawful action necessary or advisable to secure the required vote or consent of its stockholders. The BAC Board shall recommend to its stockholders that they approve the BAC Proposals and shall include such recommendation in the Proxy Statement.

(b) Promptly following the execution of this Agreement, BAC shall approve and adopt this Agreement and approve the Merger and the Transactions, as the sole stockholder of Merger Sub.

Section 7.03 Access to Information; Confidentiality.

(a) During the Interim Period, the Company and BAC shall (and shall cause their respective subsidiaries and instruct their respective Representatives to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access during normal business hours and upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof, provided that such access shall not include any investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or any Company Subsidiary without the prior written consent of the Company; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, but without limiting the Company’s obligations under Section 7.07, neither the Company nor BAC shall be required to provide access to or disclose information to the extent such party has been advised by legal counsel that the access or disclosure would (x) violate its obligations of confidentiality or similar legal restrictions with respect to such information, (y) jeopardize the protection of attorney-client privilege or (z) contravene applicable Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such inconsistency, conflict, jeopardy or contravention).

(b) All information obtained by the parties pursuant to this Section 7.03 shall be kept confidential in accordance with the confidentiality agreement, dated as of July 26, 2023, as amended, supplemented or modified from time to time (the “Confidentiality Agreement”), between BAC and the Company.

(c) Notwithstanding anything in this Agreement to the contrary, each party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the Transactions and may disclose to any other person, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

Section 7.04 No Solicitation.

(a) From and after the date hereof and until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, the Company shall not and shall cause the Company Subsidiaries not to, and shall direct its Representatives not to, (i) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal or Company Offering, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any Confidential Information or data to, any person relating to a Company Acquisition Proposal or Company Offering, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Company Acquisition Proposal or Company Offering (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Company Acquisition Proposal or Company Offering) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal or Company Offering, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Acquisition Proposal or Company Offering or any proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal or Company Offering, or (vii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives or the Company Subsidiaries to take any such action. The Company shall, and shall cause the Company Subsidiaries and shall instruct its Representatives to, immediately cease any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives) in connection with a Company Acquisition Proposal and Company Offering, and the Company acknowledges that any action taken by it or any of its Representatives inconsistent with the restrictions set forth in this Section 7.04(a), whether or not such Representative is purporting to act on the Company’s behalf, shall be deemed to constitute a breach of this Section 7.04(a). For the avoidance of doubt, BAC hereby acknowledges and agrees that any action taken by the Company or any of its Representatives in connection with the Company Permitted Interim Financing shall not be deemed to constitute a breach of this Section 7.04(a) with respect to a Company Acquisition Proposal or a Company Offering.

(b) From and after the date hereof and until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, BAC shall not take, nor shall it permit any of its affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than the Company, its stockholders and/or any of their affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any merger, consolidation, purchase of ownership interests or assets of BAC, recapitalization or similar business combination transaction (a “Business Combination Proposal”) other than with the Company, its stockholders and its affiliates and Representatives. BAC shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Section 7.05 Employee Benefits Matters.

(a) BAC shall, or shall cause the Surviving Corporation and each of its subsidiaries, as applicable, to provide all employees of the Company or any Company Subsidiary who remain employed immediately after the Effective Time (the “Continuing Employees”) credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its subsidiaries (including any employee benefit plan as defined in Section 3(3) of ERISA and any vacation or other paid time-off program or policy but excluding any equity incentive plan) for service accrued or deemed accrued prior to the Effective Time with the Company or any Company Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, BAC shall use its reasonable best efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the employee benefit plans established or maintained by the Surviving Corporation or any of its subsidiaries that cover the Continuing Employees or their dependents, and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents, during the portion of the plan year in which the Closing occurs, under those health and welfare benefit plans in which such Continuing Employee currently participates to be taken into account under those health and welfare benefit plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year. Following the Closing, Surviving Corporation will honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing.

(b) BAC shall, or shall cause the Surviving Corporation to, assume, honor and fulfill all of the Plans in accordance with their terms as in effect immediately prior to the Closing Date, as such Plans may be modified or terminated from time to time in accordance with their terms.

(c) The provisions of this Section 7.05 are solely for the benefit of the parties to the Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any Continuing Employee or legal representative or beneficiary or dependent thereof, or any other person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any employee benefit plan of the Company or any Company Subsidiary or shall require the Company, BAC, the Surviving Corporation and each of its subsidiaries to continue any Plan or other employee benefit arrangements, or prevent their amendment, modification or termination.

Section 7.06 Directors’ and Officers’ Indemnification; D&O Tail.

(a) The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification, advancement or expense reimbursement than are set forth in the bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any Company Subsidiary, unless such modification shall be required by applicable Law.

(b) Each of BAC and the Surviving Corporation shall purchase and have in place at the Closing a “tail” or “runoff” policy (each such “tail” or “runoff” policy, a “D&O Tail”) providing directors’ and officers’ liability insurance coverage for the benefit of those persons who are covered by the directors’ and officers’ liability insurance policies maintained by the Company or its subsidiaries or BAC, as applicable, as of the Closing with respect to matters occurring prior to the Effective Time. The D&O Tail shall provide for terms with respect to coverage, deductibles and amounts that are no less favorable than those of the policy in effect immediately prior to the Effective Time for the benefit of the directors and officers of BAC, the Company or any of its subsidiaries, as applicable, and shall remain in effect for the six (6) years following the Closing.

(c) On the Closing Date, BAC and the Surviving Corporation shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and BAC with the post-Closing directors and officers of BAC and the Surviving Corporation, which indemnification agreements shall continue to be effective following the Closing.

Section 7.07 Notification of Certain Matters.

(a) The Company shall give prompt notice to BAC, and BAC shall give prompt notice to the Company, of any event which a party becomes aware of during the Interim Period, the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail.

(b) No notification given by the Company under this Section 7.07 shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

Section 7.08 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (and shall cause each of its affiliates to) use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws, including the proposed rules issued by the SEC on March 30, 2022 relating to certain aspects of initial public offerings by special purpose acquisition companies and their subsequent business combinations if such proposed rules are adopted by the SEC, as so adopted, or otherwise to consummate and make effective the Transactions, as promptly as practicable, including using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b) Each of the parties shall (and shall cause each of its affiliates to) keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

(c) As may be reasonably requested by BAC during the Interim Period, the Company shall make members of its management reasonably available to participate in management presentations, “road shows,” rating agency presentations, meetings with financing sources and similar events in connection with obtaining the approval of the stockholders of BAC, the BAC’s “share recycling” efforts and/or the obtaining of any debt or equity financing or the obtaining of ratings or Governmental Authority and other third-party approvals.

(d) Notwithstanding anything in this Section 7.08(d) or this Agreement to the contrary, the parties agree that Section 7.12 sets forth the sole obligations with respect to filings under the HSR Act or any other Antitrust Law of BAC, Merger Sub, Sponsor and their affiliates (to the extent any such obligations exist), which shall be governed solely by Section 7.12.

Section 7.09 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of BAC and the Company. Thereafter, during the Interim Period, unless otherwise required by applicable Law or the rules of NYSE American, each of BAC and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party; provided, however, that each of BAC and the Company may make any such announcement or other communication (a) if such announcement or other communication is required by applicable Law or the rules of NYSE American, in which case the disclosing party shall, to the fullest extent permitted by applicable Law, first allow the other party to review such announcement or communication and the opportunity to comment thereon and the disclosing party shall consider such comments in good faith, (b) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 7.09, and (c) to Governmental Authorities in connection with any consents, approvals and authorizations required to be made under this Agreement or in connection with the Transactions in which case the disclosing party shall, to the fullest extent permitted by applicable Law, first allow the other party to review such announcement or communication and the opportunity to comment thereon and the disclosing party shall consider such comments in good faith. Furthermore, nothing contained in this Section 7.09 shall prevent BAC or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors or PIPE Investors.

Section 7.10 Tax Matters.

(a) BAC and the Company intend that, for U.S. federal income Tax purposes, the Merger shall qualify for the Intended Tax Treatment. None of the Company or BAC has taken or will take any action, if such action or failure would be reasonably expected to cause the Merger to fail to qualify for the Intended Tax Treatment. The Merger shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code or unless otherwise required by applicable Law.

(b) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Transactions (collectively, “Transfer Taxes”) shall be paid by fifty percent (50%) by the Company and fifty percent (50%) by BAC following the Closing. Unless otherwise required by applicable Law, BAC will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, the parties will, and will cause their applicable affiliates to, cooperate and join in the execution of any such Tax Returns and other documentation.

(c) At or prior to the Closing, the Company shall deliver to BAC a properly executed certification that BAC is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code and shares of Company Common Stock are not “United States real property interests” in accordance with Treasury Regulation Section 1.1445-2(c)(3), together with a notice to the IRS (which shall be filed by the Company with the IRS at or following the Closing in accordance with applicable Treasury Regulations) in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2), each in form and substance reasonably acceptable to BAC.

Section 7.11 Stock Exchange Listing. BAC will use its reasonable best efforts to cause the New BAC Common Stock comprising the Transaction Consideration issued in connection with the Transactions to be approved for listing on NYSE American at Closing. During the period from the date hereof until the Closing, BAC shall use its reasonable best efforts to keep the BAC Class A Common Stock listed for trading on NYSE American.

Section 7.12 Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly (and no later than fifteen (15) Business Days from the date of this Agreement), file with the United States Federal Trade Commission and the United States Department of Justice, any notification form required pursuant to the HSR Act, in connection with the Transactions. The parties hereto agree to use their reasonable best efforts to supply, as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to use their reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act, provided that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.12 or any other provision of this Agreement shall require BAC, Merger Sub, Sponsor or any of their affiliates or subsidiaries (including, for purposes of this sentence, the Sponsor and any investment funds or investment vehicles affiliated with, or managed or advised by, the Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of any such investment fund or investment vehicle), to, and the Company shall not, without the prior written consent of BAC, agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any businesses, Products, rights, services, licenses, or assets of BAC, the Company, or any of their respective subsidiaries or affiliates, or any interests therein.

(b) Each party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other parties reasonably informed of any material communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other parties and their respective outside counsel to review any material communication given by it to, and consult with each other in advance of any substantive meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party’s Representative is prohibited from participating in or attending any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided, however, that any information or materials provided to or received by any party under this Section 7.12 or any other section of this Agreement may be redacted (i) to remove references concerning the valuation of the Company and the Company Subsidiaries or other competitively sensitive material, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, and that the parties may, as each deems advisable, reasonably designate any material or information provided to or received by any party under this Section 7.12 as “outside counsel only material.” Materials designated “outside counsel only” under this Section 7.12 shall be given only to the designated legal counsel of the recipient and shall not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c) No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use their reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 7.13 Required Financials. The Company shall use its reasonable best efforts to (a) deliver to BAC (i) (x) not later than February 7, 2024, true, correct and complete copies of the audited consolidated balance sheet of the Company as of December 31, 2021, and December 31, 2022, and (y) as soon as reasonably practicable after February 7, 2024 but no later than March 31, 2024, true, correct and complete copies of the audited consolidated balance sheet of the Company as of December 31, 2023, in each case including the related audited consolidated statements of income and cash flows of the Company for such years, each audited in accordance with the auditing standards of the PCAOB, together with an unqualified audit report thereon from the Company’s independent public accountants (collectively, the “PCAOB Audited Financials”), (ii) (x) as soon as reasonably practicable but no later than February 7, 2024, the unaudited consolidated balance sheet of the Company as of the last day of September 30, 2023 and (y) within forty-five (45) days as of the end of each subsequent fiscal quarter ending at least forty-five (45) days prior to the filing of the Registration Statement or any amendment thereto or as otherwise required by the rules and regulations of the SEC governing the Registration Statement, the unaudited consolidated balance sheet of the Company as of the last day of such fiscal quarter, in each case including the related consolidated statements of income and cash flows of the Company for such periods (the “Company Unaudited Financials”), (iii) at such time as any PCAOB Audited Financials or Company Unaudited Financials are delivered to BAC pursuant to the foregoing, any historical financial statements of any persons acquired or to be acquired by the Company, whether in connection with the Pharmacy Acquisitions or otherwise, required by Rule 3-05 of Regulation S-X of the SEC or otherwise required by the rules and regulations of the SEC governing the Registration Statement (in the case of any such financial statements required to be audited, each audited in accordance with the auditing standard of the AICPA, together with an unqualified audit report thereon from the Company’s independent auditors) (the “Acquired Company Financials”) and (iv) at such time as any PCAOB Audited Financials, Company Unaudited Financials and/or Acquired Company Financials are delivered to BAC pursuant to the foregoing, any unaudited pro forma financial statements required by Regulation S-X of the SEC to be included in the Registration Statement in connection therewith (the “Pro Forma Financials” and, together with the PCAOB Audited Financials, the Company Unaudited Financials and the Acquired Company Financials, the “Required Financials”), and (b) make any necessary amendments, restatements or revisions to the Required Financials such that they remain Compliant through the date of completion of the offering pursuant to the Registration Statement and completion of the PIPE Financing, if applicable.

Section 7.14 Trust Account. As of the Effective Time, the obligations of BAC to dissolve or liquidate within a specified time period as contained in BAC’s Certificate of Incorporation will be terminated and BAC shall have no obligation whatsoever to dissolve and liquidate the assets of BAC by reason of the consummation of the Merger or otherwise, and no stockholder of BAC shall be entitled to receive any amount from the Trust Account. At least forty-eight (48) hours prior to the Effective Time, BAC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to BAC (to be held as available cash on the balance sheet of BAC, and to be used for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

Section 7.15 Equity Incentive Plan. In addition to the assumption of the Rollover Options, the parties hereto shall cooperate to establish, prior to the Effective Time, approve and adopt a new equity incentive plan for BAC (the “Equity Incentive Plan”) to be effective as of the Effective Time, which shall be in such form as mutually agreed by BAC and the Company and which shall provide for an award pool equal to 10% of the number of shares of New BAC Common Stock outstanding on a fully diluted basis as of immediately after the Effective Time (provided that, and for the avoidance of doubt, all shares of New BAC Common Stock that may be issued in respect of any Rollover Options that converted from Company Out-Of-The-Money Options shall be included in, and issued from, such aggregate share reserve). The Equity Incentive Plan shall include an “evergreen” provision pursuant to which such award pool will automatically increase, on each January 1st that occurs within the ten year period following stockholder approval of such plan, by an amount equal to the lesser of (i) 5% of the aggregate number of shares of New BAC Common Stock outstanding as of 12:01 a.m. (Pacific Time) on such date, and (ii) such amount determined by the BAC Board which, for the avoidance of doubt, may be zero. BAC shall take all steps necessary to submit the Equity Incentive Plan for approval by the stockholders of BAC prior to the Effective Time.

Section 7.16 PIPE Investment. Prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms:

(a) The Company and BAC shall use their reasonable best efforts to cooperate, negotiate and agree upon a form of the PIPE Subscription Agreement to which one or more PIPE Investors will become a party thereto in connection with the PIPE Financing. The form of PIPE Subscription Agreement may include customary resale registration rights, as may be reasonably requested by the PIPE Investors.

(b) The Company and BAC shall use their reasonable best efforts to (i) obtain the PIPE Financing, enforce the obligations of the PIPE Investors under the PIPE Subscription Agreements, and consummate the purchases contemplated by the PIPE Subscription Agreements on the terms and subject to the conditions set forth in the PIPE Subscription Agreements, (ii) satisfy all conditions to the PIPE Financing set forth in the PIPE Subscription Agreements that are within their control and (iii) satisfy and comply with their respective obligations under the PIPE Subscription Agreements. BAC shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its respective Representatives to, cooperate with the Company and their Representatives in connection with the matters specified in this Section 7.16(b). If reasonably requested by the Company, BAC shall, to the extent it has such rights under any PIPE Subscription Agreement, waive any breach of any representation, warranty, covenant or agreement of such PIPE Subscription Agreement by the applicable PIPE Investor to the extent necessary to cause the satisfaction of the conditions to closing of the PIPE Financing set forth in the PIPE Subscription Agreements and solely for the purpose of consummating the Closing, provided that (x) any such waiver may be subject to, and conditioned upon, the Closing occurring and the substantially concurrent funding of the PIPE Financing, (y) subject to, and conditioned upon, the Closing occurring and the substantially concurrent funding of the PIPE Financing, the Company or BAC, as applicable, also waives any such breach to the extent the Company is a third-party beneficiary of the provision that was so breached and (z) any such waiver shall be subject to the rights of the placement agent, as applicable, under such PIPE Subscription Agreement with respect to such waiver.

(c) BAC shall not amend, modify or waive any provisions of any PIPE Subscription Agreement without the prior written consent of the Company; provided that any amendment, modification or waiver that is solely ministerial in nature or otherwise immaterial, and, in each case, that does not affect any economic or any other material term, shall not require the prior written consent of the Company, so long as BAC has provided to the Company no less than two (2) Business Days’ prior written notice of such amendment, modification or waiver (including the form thereof), it being understood, but without limiting the foregoing, that it shall be deemed material if any amendment, modification or waiver (i) reduces or is reasonably expected to reduce the amount of the PIPE Financing available under any PIPE Subscription Agreement, (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the PIPE Financing or (iii) prevents, impedes or delays or is expected to prevent, impede or delay the consummation of the Transactions.

(d) BAC shall (i) promptly notify the Company upon having knowledge of any material breach or default under, or termination of, any PIPE Subscription Agreement (including any refusal or repudiation by any PIPE Investor with respect to its obligation and/or ability to provide the full financing contemplated by the applicable PIPE Subscription Agreement), (ii) at least 24 hours prior to delivering any written notice (or any other material notice) to a PIPE Investor with respect to any PIPE Subscription Agreement, deliver such notice to the Company and BAC for their prior review and consent (which consent shall not be unreasonably withheld, conditioned or delayed) and (iii) promptly, and in any event, within two (2) Business Days following the Company’s or BAC’s reasonable request, deliver the Closing Notice (as such term (or similar term) will be defined in the PIPE Subscription Agreement) to the PIPE Investors if conditions to the delivery of such notice under the PIPE Subscription Agreement have been satisfied or waived in accordance with the terms hereof and thereof and all of the conditions to the Closing set forth in Article IX have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing, but that would, as of such date, reasonably be expected to be satisfied if the Closing were to occur).

(e) Notwithstanding the foregoing, none of BAC or Merger Sub shall enter into a PIPE Subscription Agreement or consummate a PIPE Investment without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.17 Shareholder Litigation.

(a) In the event that any litigation related to this Agreement, any Ancillary Agreement or the Transactions is brought, or, to the knowledge of BAC, threatened in writing, against BAC or the BAC Board by any of the BAC stockholders prior to the Closing, BAC shall promptly notify the Company of such litigation and keep the Company reasonably informed with respect to the status thereof. BAC shall provide the Company the opportunity to participate in the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

(b) In the event that any litigation related to this Agreement, any Ancillary Agreement or the Transactions is brought, or, to the knowledge of the Company, threatened in writing, against the Company or the Company Board by any of the Company stockholders prior to the Closing, the Company shall promptly notify BAC of such litigation and keep BAC reasonably informed with respect to the status thereof. The Company shall provide BAC the opportunity to participate in the defense of any such litigation, shall give due consideration to BAC’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of BAC, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.18 Company Stockholders’ Written Consent. Upon the terms set forth in this Agreement, the Company shall seek the irrevocable written consent, in form and substance reasonably acceptable to BAC, of holders of the Company Requisite Approval (including the Key Company Stockholders) in favor of the approval and adoption of this Agreement, the Merger, and all other Transactions (the “Written Consent”) as soon as reasonably practicable (but in no event later than five (5) Business Days) after the Registration Statement becomes effective. The Company shall not send the Registration Statement to the stockholders of the Company (other than the Key Company Stockholders, which may be provided drafts of the Registration Statement by the Company) prior to it being declared effective by the SEC.

Section 7.19 Key Employee Agreements. BAC and the Company shall use reasonable best efforts to, as soon as reasonably practicable following the date of this Agreement, but in any event prior to the initial filing of the Proxy Statement with the SEC pursuant to Section 7.01, enter into employment agreements with the Key Employees, to be effective as of the Closing, on terms and conditions mutually acceptable to each of BAC, the Company and the Key Employees (the “Key Employee Agreements”).

Section 7.20 Company Permitted Interim Financing.

(a) The Company shall, and shall cause its financial advisors and legal counsel to, keep BAC and BAC’s financial advisors and legal counsel reasonably (i) informed with respect to the Company Permitted Financing and (ii) involved in the process for raising the Company Permitted Interim Financing.

(b) If the Company Permitted Interim Financing includes any convertible notes, the Company shall use reasonable best efforts to enforce its rights under such convertible notes and take all other actions reasonably necessary to effect the conversion of all convertible notes into shares of Company Common Stock prior to the Effective Time pursuant to the terms and conditions of such convertible notes.

Section 7.21 Pharmacy Acquisitions Termination. If the Company elects, on or prior to January 31, 2024, to terminate the Pharmacy Acquisitions Definitive Agreement for any reason, the Company shall provide BAC with written notice within five (5) Business Days of such termination (such notice, the “Pharmacy Acquisitions Termination Notice”), and BAC shall have ten (10) Business Days after receiving the Pharmacy Acquisitions Termination Notice to terminate this Agreement. If BAC elects not to terminate this Agreement, BAC shall be deemed to have waived the closing condition set forth in Section 8.02(i) with respect to the Pharmacy Acquisitions and any right to terminate this Agreement for failure to consummate the Pharmacy Acquisitions.

ARTICLE VIII.

CONDITIONS TO THE MERGER

Section 8.01 Conditions to the Obligations of Each Party. The obligations of the Company, BAC and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible), at or prior to the Closing of the following conditions:

(a) BAC Stockholders’ Approval. The BAC Proposals shall have been approved and duly adopted at the BAC Stockholders’ Meeting by the requisite affirmative vote of the stockholders of BAC in accordance with the Proxy Statement, the DGCL, the BAC Organizational Documents and the rules and regulations of NYSE American.

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Merger.

(c) Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained.

(d) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(e) Stock Exchange Listing. The New BAC Common Stock to be issued pursuant to this Agreement shall have been approved for listing on NYSE American, subject only to official notice of issuance thereof.

(f) Net Tangible Assets. Upon the Closing, after giving effect to the BAC Redemption Rights and PIPE Subscription Agreements, BAC shall have net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

(g) Available Closing Date Cash. The sum, without duplication, of (i) Available Closing Date Cash, minus (ii) the aggregate amount of cash proceeds required to satisfy the exercise of BAC Redemption Rights, minus (ii) the Unpaid Company Transaction Expenses that will be paid in cash at the Closing, minus (iii) the Unpaid BAC Transaction Expenses that will be paid in cash at the Closing, minus (iv) the cash consideration paid or to be paid in connection with the Pharmacy Acquisitions, as applicable, shall be at least $10,000,000; provided, however, that, if at any time during the Interim Period, the Company receives at least an aggregate amount of $20,000,000 in connection with the Company Permitted Interim Financing, any debt financing, any undrawn committed revolving line of credit facility or similar financing structure, then the minimum cash condition in this Section 8.01(g) shall be deemed to be $5,000,000.

Section 8.02 Conditions to the Obligations of BAC and Merger Sub. The obligations of BAC and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible), at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.04 (Authority Relative to this Agreement), Section 4.08 (Absence of Certain Changes or Events) and Section 4.24 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of the Company contained in Section 4.03 (Capitalization), shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Material Adverse Effect. No Company Material Adverse Effect shall have occurred and no event or circumstance that may result in or cause a Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(d) Officer Certificate. The Company shall have delivered to BAC a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

(e) Resignations. Other than those persons designated as continuing directors of the Surviving Corporation pursuant to Section 2.05(a), all members of the Company Board shall have executed written resignations effective as of immediately prior to the Effective Time.

(f) Registration Rights and Lock-Up Agreement. All parties to the Registration Rights and Lock-Up Agreement (other than BAC and the holders of equity securities of BAC prior to the Closing contemplated to be party thereto) shall have delivered, or caused to be delivered, to BAC a copy of the Registration Rights and Lock-Up Agreement duly executed by all such parties.

(g) FIRPTA Tax Certificates. On or prior to the Closing, the Company shall deliver to BAC the certificate and notice provided for in Section 7.10(c) of this Agreement.

(h) Payment Spreadsheet. The Company shall have delivered to BAC the Payment Spreadsheet in accordance with Section 3.01(a).

(i) Pharmacy Acquisitions. Subject to Section 7.21, the Pharmacy Acquisitions shall be consummated at or prior to the Closing.

(j) Key Employee Agreements. The Company and the Key Employees shall have delivered, or caused to be delivered, to BAC copies of the Key Employee Agreements duly executed by all such parties, as applicable, in accordance with Section 7.19.

Section 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of BAC contained in Section 5.01 (Corporation Organization), Section 5.04 (Authority Relative to this Agreement), Section 5.08 (Absence of Certain Changes or Events) and Section 5.12 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of BAC contained in Section 5.03 (Capitalization) shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of BAC contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “BAC Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in an BAC Material Adverse Effect.

(b) Agreements and Covenants. BAC and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Material Adverse Effect. No BAC Material Adverse Effect shall have occurred and no event or circumstance that may result in or cause a BAC Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(d) Officer Certificate. BAC shall have delivered to the Company a certificate, dated as of the date of the Closing, signed by an officer of BAC, certifying as to the satisfaction of the conditions specified in Section 8.03(a), Section 8.03(b) and Section 8.03(c).

(e) Registration Rights and Lock-Up Agreement. BAC and the holders of equity securities of BAC prior to the Closing contemplated to be party thereto shall have delivered, or caused to be delivered, to the Company a copy of the Registration Rights and Lock-Up Agreement duly executed by all such parties.

(f) Resignations. Other than those persons designated as continuing officers or directors of BAC pursuant to Section 2.05(b), all officers and directors of BAC shall have executed written resignations effective as of immediately prior to the Effective Time.

(g) Key Employee Agreements. BAC shall have delivered, or caused to be delivered, to the Company copies of the Key Employee Agreements duly executed by BAC in accordance with Section 7.19.

ARTICLE IX.

TERMINATION, AMENDMENT AND WAIVER

Section 9.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding the adoption of this Agreement and the Transactions by the stockholders of the Company or BAC, as follows:

(a) by mutual written consent of BAC and the Company; or

(b) by written notice by either BAC or the Company, if the Effective Time shall not have occurred prior to the date that is twelve (12) months from the date of this Agreement (the “Outside Date”); provided, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date; or

(c) by written notice by either BAC or the Company, if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions, the Merger; or

(d) by written notice by either BAC or the Company, if any of the BAC Proposals shall fail to receive the requisite vote for approval at the BAC Stockholders’ Meeting or any adjournment or postponement thereof; or

(e) by written notice by BAC, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied (“Terminating Company Breach”); provided that BAC has not waived such Terminating Company Breach and BAC and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further, that if such Terminating Company Breach is curable by the Company, BAC may not terminate this Agreement under this Section 9.01(e) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by BAC to the Company; or

(f) by written notice by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of BAC and Merger Sub set forth in this Agreement, or if any representation or warranty of BAC and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied (“Terminating BAC Breach”); provided that the Company has not waived such Terminating BAC Breach and the Company is not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further, that if such Terminating BAC Breach is curable by BAC and Merger Sub, the Company may not terminate this Agreement under this Section 9.01(f) for so long as BAC and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to BAC;

(g) by BAC, if the Required Financials shall not have been delivered to BAC by the Company on or before the deadlines set forth in Section 7.13, or such other date mutually agreed to by BAC and the Company in writing; or

(h) by BAC if in the reasonable opinion of BAC, there is a material difference in the Company’s consolidated net loss or comprehensive loss, working capital, shareholders’ equity or cash flows from operations, either individually or on an aggregate basis, (i) between those set forth in the PCAOB Audited Financials and those set forth in the Financial Statements or (ii) between those set forth in the Company Unaudited Financials and those set forth in the 2023 Balance Sheet and the related unaudited condensed statements of operations and cash flows of the Company for the six-month period then ended. For the avoidance of doubt, any difference that is equal to or more than the greater of (x) 7.5% and (y) $75,000 with respect to either (i) and/or (ii), in each case, either individually or on an aggregate basis, shall constitute a material difference for purposes of this Section 9.01(h).

Section 9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become null and void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in this Section 9.02, Article X, and any corresponding definitions set forth in Article I, or in the case of termination subsequent to a willful material breach of this Agreement by a party hereto.

Section 9.03 Expenses.

(a) If the Closing occurs, the Unpaid Company Transaction Expenses and Unpaid BAC Transaction Expenses shall be paid in accordance with Section 3.05. If the Merger and the other Transactions shall not be consummated, all expenses (including the fees and expenses of any outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers) incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses.

(b) Notwithstanding anything to the contrary set forth in this Agreement, BAC shall pay the filing fees paid to Governmental Authorities in connection with the Transactions, including fees towards filings to be made to the SEC and NYSE American or pursuant to the HSR Act (excluding, for the avoidance of doubt, the fees and expenses of any other party’s outside counsels, financial advisors, consultants and other advisors in connection with such filing fees).

Section 9.04 Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time; provided, however, that any amendment to this Agreement made subsequent to the adoption of this Agreement by the stockholders of the Company shall not (a) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of Company Common Stock, (b) alter or change any term of the certificate of incorporation of the Surviving Corporation to be effected by the Merger or (c) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of shares of Company Common Stock. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.05 Waiver. At any time prior to the Effective Time, (i) BAC may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (ii) the Company may (a) extend the time for the performance of any obligation or other act of BAC or Merger Sub, (b) waive any inaccuracy in the representations and warranties of BAC or Merger Sub contained herein or in any document delivered by BAC and/or Merger Sub pursuant hereto and (c) waive compliance with any agreement of BAC or Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X.

GENERAL PROVISIONS

Section 10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to BAC or Merger Sub:

Berenson Acquisition Corp. I

667 Madison Avenue, 18th Floor

New York, NY 10065

Attention: Amir Hegazy

Email: ahegazy@berensonco.com

with a copy to:

Greenberg Traurig, LLP

One Vanderbilt Ave

New York, NY 10017

Attention: Alan Annex; Yuta Delarck; Adam Namoury

Email: alan.annex@gtlaw.com; delarcky@gtlaw.com; adam.namoury@gtlaw.com if to the Company:

Custom Health, Inc.

1631 Dickson Ave, Suite 900

Kelowna, BC V1Y 0B5, Canada

Attention: Shane Bishop

Email: shane.bishop@customhealth.com

with a copy to:

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105

Attention: John Maselli

Email: john.maselli@us.dlapiper.com

Section 10.02 Nonsurvival of Representations, Warranties and Covenants. Except in the case of claims against a party in respect of such party’s fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, (b) this Article X and (c) any corresponding definitions set forth in Article I.

Section 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.03(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto.

Section 10.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

Section 10.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.07 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

Section 10.08 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.10 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall, to the fullest extent permitted by applicable Law, be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives, to the fullest extent permitted by applicable Law (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 10.11 Legal Representation.

(a) BAC hereby agrees on behalf of its directors, members, partners, officers, employees and affiliates (including after the Closing, the Company and its subsidiaries), and each of their respective successors and assigns (all such parties, the “BAC Waiving Parties”), that DLA Piper LLP (US) may represent the Company or its subsidiaries or any of their respective directors, managers, members, partners, officers, employees or affiliates, in each case, in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of the Company or its subsidiaries or other BAC Waiving Parties, and each of BAC and the Company on behalf of itself and the BAC Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. BAC and the Company acknowledge that the foregoing provision applies whether or not DLA Piper LLP (US) provides legal services to any of the Company and its subsidiaries after the Closing Date.

(b) The Company hereby agrees on behalf of its directors, managers, members, partners, officers, employees and affiliates, and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that Greenberg Traurig, LLP may represent Sponsor or any of their respective directors, members, partners, officers, employees or affiliates, in each case, in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of BAC or other Company Waiving Parties, and the Company on behalf of itself and the Company Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. The Company acknowledges that the foregoing provision applies whether or not Greenberg Traurig, LLP provides legal services to BAC or Sponsor after the Closing Date.

Section 10.12 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, BAC or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. The provisions of this Section 10.12 are intended to be for the benefit of, and enforceable by the former, current and future direct or indirect equityholders, controlling persons, shareholders, optionholders, members, general or limited partners, affiliates, Representatives, and each of their respective successors and assigns of the parties hereto and each such person shall be a third-party beneficiary of this Section 10.12. This Section 10.12 shall be binding on all successors and assigns of parties hereto.

IN WITNESS WHEREOF, BAC, Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BERENSON ACQUISITION CORP. I

By	/s/ Amir Hegazy
Name:	Amir Hegazy
Title:	Chief Financial Officer

CONTINENTAL MERGER SUB INC.

By	/s/ Amir Hegazy
Name:	Amir Hegazy
Title:	President

CUSTOM HEALTH, INC.

By	/s/ Shane Bishop
Name:	Shane Bishop
Title:	Chief Executive Officer

EXHIBIT A

Form of Registration Rights and Lock-Up Agreement

[Attached.]

EXHIBIT B-1

Form of BAC Second Amended and Restated Certificate of Incorporation

[Attached.]

EXHIBIT B-1

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BERENSON ACQUISITION CORP. I

The present name of the corporation is “Berenson Acquisition Corp. I.” The corporation was originally incorporated under the name “Berenson Acquisition Corp. I” by the filing of its original certificate of incorporation with the Secretary of State of the State of Delaware on June 1, 2021. This Second Amended and Restated Certificate of Incorporation of the corporation, which both restates and further amends the provisions of the corporation’s certificate of incorporation, was duly adopted in accordance with the provisions of Section 242 and 245 the General Corporation Law of the State of Delaware. The corporation’s certificate of incorporation is hereby amended and restated in its entirety as follows:

ARTICLE I

NAME

The name of the corporation is Custom Health Holdings, Inc. (the “Corporation”).

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended, the “DGCL”).

ARTICLE III

REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE IV

CAPITALIZATION

Section 4.1    Authorized Capital Stock. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is [                ], divided into two classes as follows: (a) [                ] shares, par value $0.0001 per share, of common stock (the “Common Stock”); and (b) [                ] shares, par value $0.0001 per share, of preferred stock (the “Preferred Stock”).

Section 4.2    Common Stock. The powers (including voting powers), if any, and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of Common Stock are as follows:

(a)    Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, dividends and other distributions (payable in cash, property or capital stock of the Corporation) may be declared and paid on the shares of Common Stock at such times and in such amounts as the Board of Directors of the Corporation (the “Board of Directors”) in its discretion shall determine.

(b)    Voting. Except as otherwise provided by applicable law or by or pursuant to the provisions of this Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate of Incorporation”) (including any Preferred Stock Designation (as defined below)), each holder of one or more outstanding shares of Common Stock, as such, shall be entitled to one (1) vote for each outstanding share of the Common Stock held of record by such holder on all matters on which stockholders are generally entitled to vote. Notwithstanding the foregoing, to the fullest extent permitted by applicable law, holders of Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation).

(c)    Liquidation, Dissolution or Winding Up. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock of the Corporation as provided for or fixed by or pursuant to the provisions of this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation), in the event of any liquidation, dissolution or winding up of the Corporation, the holders of outstanding shares of Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of outstanding shares of Common Stock held by them. None of a merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale, lease or exchange of all or substantially all of the Corporation’s property and assets which, in each case, shall not in fact result in the liquidation, dissolution or winding up of the Corporation and the distribution of its assets, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 4.2(c).

Section 4.3    Preferred Stock. The Board of Directors is hereby expressly authorized, by resolution or resolutions thereof, to provide from time to time out of the unissued shares of Preferred Stock for one or more series of Preferred Stock, and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including voting powers), if any, of the shares of such series and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of such series, as shall be stated in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL. The designations, powers (including voting powers), preferences and relative, participating, optional, special and other rights, if any, of each series of Preferred Stock and the qualifications, limitations or restrictions, if any, thereof, may differ from those of any and all other series of Preferred Stock

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at any time outstanding. Except as may otherwise be provided by applicable law or the rules or regulations of any stock exchange applicable to the Corporation or by or pursuant to the provisions of this Second Amended and Restated Certificate (including any Preferred Stock Designation), no holder of one or more shares of any series of Preferred Stock then outstanding, as such, shall be entitled to any voting powers thereof.

Section 4.4    No Class Vote On Changes In Authorized Number of Shares Of Preferred Stock. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, without the separate vote of the holders of the Preferred Stock as a class.

Section 4.5    Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes. The Board of Directors is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1    Board.

(a)    The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series (collectively, the “Series Directors” and each, a “Series Director”), shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors.

(b)    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon the Board by statute, this Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation), and any bylaws adopted by the stockholders of the Corporation; provided, however, that no bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board of Directors that would have been valid if such bylaws had not been adopted.

Section 5.2    Classification of Board of Directors. Except for any Series Directors, the Board of Directors shall be divided into three (3) classes, as nearly equal in number as possible, designated as Class I, Class II and Class III. The Class I directors shall initially serve until the first annual meeting of stockholders following the effectiveness of this Second Amended and Restated Certificate of Incorporation of the Corporation in accordance with the DGCL (the “Classification

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Effective Time”); the Class II directors shall initially serve until the second annual meeting of stockholders following the Classification Effective Time; and the Class III directors shall initially serve until the third annual meeting of stockholders following the Classification Effective Time. Commencing with the first annual meeting of stockholders following the Classification Effective Time, directors of each class the term of which shall then expire shall be elected to hold office for a three (3) year term and until the election and qualification of their respective successors in office, subject to such directors’ respective earlier death, resignation, disqualification or removal. From and after the Classification Effective Time, in case of any increase or decrease, from time to time, in the number of directors (other than in the number of Series Directors), the number of directors in each class shall be apportioned by resolution of the Board of Directors as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the Board shorten the term of any incumbent director. Except for Series Directors (who shall be elected as provided in the relevant Preferred Stock Designation), the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The Board of Directors is hereby authorized to assign members of the Board of Directors already in office to such classes at the time this Second Amended and Restated Certificate of Incorporation (and therefore such classification) becomes effective in accordance with the DGCL.

Section 5.3    No Written Ballot. The directors of the Corporation need not be elected by written ballot unless the bylaws of the Corporation so require. The holders of shares of Common Stock shall not have cumulative voting rights.

Section 5.4    Newly Created Directorships and Vacancies. Subject to any limitations imposed by applicable law and subject to the rights, if any, of the holders of any series of Preferred Stock of the Corporation as provided or fixed by or pursuant to the provisions of this Second Amended and Restated Certificate of Incorporation (including the Preferred Stock Designation), newly created directorships resulting from an increase in the authorized number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so elected shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, disqualification or removal.

Section 5.5    Removal. Except for any Series Directors, any individual director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.6    Automatic Increase/Decrease in Number of Directors. During any period when the holders of any class or series of capital stock of the Corporation as provided for or fixed by or pursuant to the provisions of this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) have the right to elect one or more

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Series Directors, then upon commencement of, and for the duration of, the period during which such right continues: (a) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified Series Director or Series Directors, and the holders of such class or series of capital stock shall be entitled to elect such Series Director or Series Directors; and (b) each such Series Director shall serve until such Series Director’s successor shall have been duly elected and qualified, or until such Series Director’s right to hold such office terminates by or pursuant to the provisions of this Second Amended and Restated Certificate (including any Preferred Stock Designation), whichever occurs earlier, subject to such Series Director’s earlier death, resignation, disqualification or removal. Except as otherwise provided by or pursuant to the provisions of this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation), whenever the holders of any series of Preferred Stock then outstanding having the right to elect one or more Series Directors by or pursuant to the provisions of this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) are divested of such right by or pursuant to the provisions of this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation), the term of office of each such Series Director elected by the holders of such series of Preferred Stock, or elected to fill any vacancy resulting from the death, resignation, disqualification or removal of each such Series Director, shall forthwith terminate and the total authorized number of directors of the Corporation shall automatically be decreased by such specified number of directors.

ARTICLE VI

BYLAWS

In furtherance and not in limitation of the powers conferred upon it by applicable law, the Board of Directors shall have the power and is expressly authorized to adopt, amend, alter or repeal any provisions of the bylaws of the Corporation without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation). The stockholders shall also have the power to adopt, amend, alter or repeal the bylaws of the Corporation; provided, however, that in addition to any vote of the holders of any series of Preferred Stock as provided for fixed by or pursuant to the provisions of this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation), such action by the stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE VII

ACTION BY CONSENT IN LIEU OF A MEETING; SPECIAL MEETINGS OF STOCKHOLDERS

Section 7.1    Action by Consent In Lieu of a Meeting. Except as may be otherwise provided for or fixed pursuant to this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation (and may not be taken by consent of the stockholders in lieu of a meeting).

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Section 7.2    Special Meetings. Subject to the rights, if any, of the holders of any series of Preferred Stock Corporation as provided or fixed by or pursuant to the provisions this Second Amended and Restated Certificate (including any Preferred Stock Designation), and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time, only by or at the direction of the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or by the person calling such special meeting (if other than the Board of Directors).

Section 7.3    Advance Notice. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the bylaws of the Corporation. Any business transacted at any special meeting of stockholders shall be limited to the purpose or purposes identified in the notice of meeting

ARTICLE VIII

LIMITATION OF LIABILITY; INDEMNIFICATION

Section 8.1    Limitation of Liability. To the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, modification, repeal or elimination of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation under this Section 8.1 in respect of any act or omission occurring prior to the time of such amendment, modification, repeal or elimination. Without limiting the effect of the first sentence of this Section 8.1, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL.

Section 8.2    Indemnification and Advancement of Expenses.

(a)    To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each natural person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged

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action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including, without limitation, attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

(b)    The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under applicable law, this Second Amended and Restated Certificate (including any Preferred Stock Designation), the bylaws of the Corporation, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c)    Any repeal, amendment, modification or elimination of this Section 8.2 by the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) inconsistent with this Section 8.2, shall, unless otherwise required by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification or advancement rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal, amendment, modification, elimination or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal, amendment, modification, elimination or adoption of such inconsistent provision.

(d)    This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by applicable law, to indemnify and to advance expenses to persons other than indemnitees.

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ARTICLE IX

AMENDMENT OF

CERTIFICATE OF INCORPORATION

Section 9.1    Amendment. The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation) in its present form or as hereafter amended are granted subject to the right reserved in this Article IX.

Section 9.2    Vote Required. Notwithstanding any other provisions of this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) or any provision of applicable law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any class or series of capital stock of the Corporation required by applicable law or by this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to alter, amend, or repeal or adopt any provision inconsistent with, Articles V, VI, VII, and VIII.

ARTICLE X

EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Section 10.1    Delaware Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any civil action to interpret, apply or enforce any provision of the DGCL, (iv) any civil action to interpret, apply, enforce or determine the validity of the provisions of the this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) or the bylaws of the Corporation or (v) any action asserting a claim governed by the internal affairs doctrine; provided, however, in the event that the Court of Chancery of the State of Delaware lacks jurisdiction over such action, the sole and exclusive forum for such action shall be another state or federal court located within the State of Delaware, in all cases, subject to such court having personal jurisdiction over the indispensable parties. For the avoidance of doubt, this Section 10.1 shall not apply to the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”).

Section 10.2    Federal Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint.

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Section 10.3    Application.    Failure to enforce the foregoing provisions of this Article IX would cause the Corporation irreparable harm and the Corporation shall, to the fullest extent permitted by applicable law, be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX. This Article IX shall not apply to any action asserting claims arising under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ARTICLE XI

SEVERABILITY

If any provision or provisions (or any part thereof) of this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by applicable law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Second Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the              day of                     , 2024.

BERENSON ACQUISITION CORP. I

By:
Name:
Title:

EXHIBIT B-2

Form of BAC Amended and Restated Bylaws

[Attached.]

EXHIBIT B-2

AMENDED AND RESTATED BYLAWS

OF

CUSTOM HEALTH HOLDINGS, INC.

ARTICLE 1

OFFICES

Section 1.1    Registered Office. The registered office of Custom Health Holdings, Inc. (as such name may be changed in accordance with applicable law, the “Corporation”) in the State of Delaware, and the name of the Corporation’s registered agent at such address, shall be as set forth in the certificate of incorporation of the Corporation (as the same may be amended and/or restated from time to time, including by any certificate filed with the Secretary of State of the State of Delaware establishing a series of preferred stock, the “Certificate of Incorporation”).

Section 1.2    Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time determine or the business of the Corporation may require.

ARTICLE 2

MEETINGS OF STOCKHOLDERS

Section 2.1    All Meetings. All meetings of stockholders shall be held at such place, if any, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairperson of the Board of Directors in the absence of a determination by the Board of Directors). The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as provided under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”) and Section 2.9 below. The Board of Directors may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

Section 2.2    Annual Meetings. An annual meeting of stockholders shall be held for the election of directors and to transact such other business as may properly be brought before the meeting.

Section 2.3    Special Meetings. Special meetings of the stockholders may only be called in the manner provided in the Certificate of Incorporation and may be held either within or without the State of Delaware.

Section 2.4    Notice of Meetings and Adjourned Meetings; Waivers of Notice.

(a)    Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting of the stockholders shall be given which shall state the place, if any, date and time of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, the record date for determining stockholders entitled to vote at the meeting, if such record date is different from the record date for determining stockholders entitled to notice of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. Unless otherwise provided by Delaware Law, the Certificate of Incorporation or these Amended and Restated Bylaws (as the same may be further amended and/or restated from time to time, these “Bylaws”), such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting, as of the record date for determining the stockholders entitled to notice of the meeting. The Board of Directors or the chairperson of the meeting may adjourn the meeting to another time or place, if any, whether or not a quorum is present, and notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which such adjournment is taken or provided in any other manner permitted by Delaware Law. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 7.1 below, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

(b)    Notice of the date, time, place, if any, and purpose of any meeting of the stockholders (to the extent required) may be waived in writing, signed by the person entitled thereto, or by electronic transmission by the person entitled to notice, either before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.5    Quorum. Unless otherwise provided under the Certificate of Incorporation or these Bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the total voting power of all outstanding shares of capital stock of the Corporation generally entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the Board of Directors, the chairperson of the meeting or a majority in voting power of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present in person or represented by proxy. At such adjourned meeting at which a quorum shall be present in person or represented by proxy any business may be transacted that might have been transacted at the meeting as originally notified.

Section 2.6    Voting.

(a)    Stockholders of the Corporation shall possess such voting power and such entitlements to vote as are set forth in the Certificate of Incorporation. Shares of the Corporation’s capital stock shall neither be entitled to vote nor be counted for quorum purposes if such shares belong to (i) the Corporation, (ii) to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, or (iii) any other entity, if a majority of the voting power of such other entity is held, directly or indirectly, by the Corporation or if such other entity is otherwise controlled, directly or indirectly, by the Corporation; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own capital stock, held by it in a fiduciary capacity. Except as otherwise required by applicable law, by applicable stock exchange rules or by the Certificate of Incorporation or these Bylaws, in which case such different or minimum vote shall be the applicable vote on the matter, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the votes cast at the meeting on the subject matter shall be the act of the stockholders. For purposes of this Section 2.5(a), a “majority of the votes cast” means that the number of votes cast “for” a matter exceeds the number of votes cast “against” such matter; abstentions and broker non-votes shall not be counted as “votes cast.” Except for those directors, if any, elected solely and exclusively by the holders of any series of preferred stock of the Corporation as provided for or fixed by or pursuant to the Certificate of Incorporation and then outstanding (collectively, the “Series Directors” and each, a “Series Director”), directors shall be elected by a plurality of the votes cast by the holders of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

(b)    Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no proxy shall be voted or acted upon after three (3) years from its date, unless said proxy provides for a longer period.

Section 2.7    Organization. The chairperson of each annual and special meeting of stockholders shall be the Chairperson of the Board of Directors or, in the absence (or inability or refusal to act) of the Chairperson of the Board of Directors, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other natural person as shall be appointed by the Board of Directors. The secretary of each annual and

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special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary or, in the absence (or inability or refusal to act) of an Assistant Secretary, such other natural person as shall be appointed the chairperson of the meeting.

Section 2.8    Order of Business. The order of business at all meetings of stockholders shall be as determined by the chairperson of the meeting.

Section 2.9    Nomination of Directors and Proposal of Other Business.

(a)    Annual Meetings of Stockholders.

(i)    Nominations of natural persons for election to the Board of Directors (other than nominations of natural persons for election to the Board of Directors as Series Directors) (“Nominations” and each, a “Nomination”) or the proposal of other business to be transacted by the stockholders (other than the proposal of other business required by or pursuant to the provisions of the Certificate of Incorporation to be voted on solely and exclusively by the holders of any series (voting separately as a series) of preferred stock of the Corporation) (“Business”) at an annual meeting of stockholders may be made only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board of Directors or any committee thereof, (C) by any one or more stockholders of the Corporation by or pursuant to any agreement by and between or among the Corporation and such one or more stockholders entitling such stockholder or stockholders to nominate one or more natural persons for election to the Board of Directors or (D) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in paragraph (ii) of this Section 2.9(a) and at the time of the annual meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.9(a), and, except as otherwise required by applicable law, any failure by such stockholder to comply with these procedures shall result in the nullification of such Nomination or Business. For the avoidance of doubt and subject to Section 2.9(c)(iv), the foregoing clause (D) shall be the exclusive means for a stockholder (other than a stockholder referenced in the foregoing clause (C)) to make nominations or propose other business at an annual meeting of stockholders (other than a proposal of other business included in the Corporation’s proxy statement pursuant to and in compliance with Rule 14a-8 under the Exchange Act (as defined below)).

(ii)    For Nominations or Business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (D) of paragraph (i) of this Section 2.9(a), (1) the stockholder must have given timely notice thereof in writing to the Secretary and any such Business must constitute a proper matter for stockholder action, (2) the stockholder must have complied in all respects with the requirements of Regulation 14A under the Securities Exchange Act of 1934 (as amended and together with the rules and regulations promulgated thereunder, the “Exchange Act”), including, without limitation, the requirements of Rule 14a-19 (as such rules and regulations may be amended from time to time by the U.S. Securities and Exchange Commission (“SEC”), including any SEC Staff interpretations relating thereto), and (3) the Board of Directors, an executive officer designated thereby or the chairperson of the annual meeting of the stockholders designated by Section 2.7 above shall determine that the stockholder has satisfied the requirements of this Section 2.9, including without limitation the satisfaction of any undertaking delivered under paragraph (iii) of this Section 2.9(a). To be timely, a stockholder’s notice shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be received by the Corporation no earlier than 120 days prior to such annual meeting and no later than the later of 90 days prior to the date of the annual meeting or the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation. In no event shall the adjournment or postponement of any annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. A stockholder may not provide notice with respect to the nomination of a greater number of director candidates than are subject to election by stockholders at the applicable annual meeting.

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(iii)    A stockholder’s notice to the Secretary pursuant to Section 2.9(a)(ii) or Section 2.9(b) shall set forth (A) as to each natural person subject to a Nomination (a “Nominee” and more than one, “Nominees”): (1) all information relating to such Nominee that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such Nominee’s written consent to being named in any proxy statement as a nominee and to serving as a director if elected, (2) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such Nominee has with any other person or entity other than the Corporation including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of the Corporation (a “Third-Party Compensation Arrangement”), and (3) the information required under Section 2.9(b), (B) as to any Business, a brief description of the Business proposed to be brought before the meeting, the text of the proposed Business (including the text of any resolutions proposed for consideration and in the event that such proposed Business includes a proposal to amend these Bylaws, the text of the proposed amendment), the reasons for conducting such Business and any material interest in such Business of such stockholder and the beneficial owner, if any, on whose behalf the Business is proposed and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the Nomination is made or the Business is proposed:

(1)    the name and address of such stockholder (as they appear on the Corporation’s books), and the name and address of any such beneficial owner, and of any affiliates, associates, or others acting in concert with such stockholder or any such beneficial owner (any such person or entity other than the stockholder, a “Stockholder Associated Person”);

(2)    each class or series, the number of shares of capital stock of the Corporation that are held of record or are beneficially owned by such stockholder and by any Stockholder Associated Person;

(3)    a description of any agreement, arrangement, relationship or understanding (whether written or oral) between or among such stockholder or Stockholder Associated Person and any other person or entity in connection with the proposal of such Nomination or Business;

(4)    a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder or any Stockholder Associated Person, or any other agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or Stockholder Associated Person with respect to the Corporation’s securities;

(5)    a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such Nomination or Business before the meeting;

(6)    a representation as to whether such stockholder or Stockholder Associated Person intends or is part of a group that intends to (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposed Business or to elect each such Nominee, (y) otherwise solicit proxies from stockholders in support of such proposed Business or Nomination and/or (z) solicit holders of shares representing at least 67% of the outstanding securities of the Corporation generally entitled to vote on the election of directors in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 promulgated under the Exchange Act;

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(7)    a representation as to whether such stockholder or Stockholder Associated Person has complied with all applicable legal requirements in connection with its acquisition of shares or other securities of the Corporation, and any other information reasonably requested by the Corporation, including with respect to determining whether such stockholder has complied with this Section 2.9(a);

(8)    any other information relating to such stockholder, Stockholder Associated Person, if any, or Nominee or proposed Business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such Nominee or proposed Business pursuant to Section 14 of the Exchange Act; and

(9)    such other information relating to any proposed Business as the Corporation may reasonably require to determine whether such proposed Business is a proper matter for stockholder action.

If requested by the Corporation, the information required under Section 2.9(a)(iii) shall be further updated and supplemented by such stockholder and any Stockholder Associated Person, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting and as of the date that is 10 days prior to the date of meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, and received by, the Secretary at the principal executive offices of the Corporation not later than 10 days after the record date for determining the stockholders entitled to notice of the meeting (in the case of the update and supplement required to be made as of the record date for determining the stockholders entitled to notice of the meeting) and not later than eight days prior to the date of the meeting or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of 10 days prior to the date of the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this Section 2.9(a) shall not limit the Corporation’s rights with respect to any deficiencies under this Section 2.9 or enable or be deemed to permit a stockholder who has previously submitted a stockholder’s notice under this Section 2.9 to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business, and/or resolutions proposed to be brought before the meeting of stockholders.

(b)    Special Meetings of Stockholders. If the election of directors is included as business to be brought before a special meeting of stockholders in the Corporation’s notice of meeting, then Nominations at a special meeting of stockholders may be made by any stockholder who is a stockholder of record at the time of giving of notice provided for in this Section 2.9(b) and at the time of the special meeting, who shall be entitled to vote at the special meeting and who complies with the procedures set forth in this Section 2.9(b). For Nominations to be properly brought by a stockholder before a special meeting of stockholders pursuant to this Section 2.9(b), the stockholder must have given timely notice thereof in writing to the Secretary. To be timely, a stockholder’s notice shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (A) not earlier than 120 days prior to the date of the special meeting nor (B) later than the later of 90 days prior to the date of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made. A stockholder’s notice to the Secretary shall comply with the notice and other requirements of Section 2.9(a)(iii).

(c)    General.

(i)    To be eligible to be a Nominee, the Nominee must provide to the Secretary in accordance with the applicable time periods prescribed for delivery of notice under Section 2.9(a)(ii) or Section 2.9(b): (1) a completed D&O questionnaire (in the form provided by the Secretary at the request of the nominating stockholder) containing information regarding the Nominee’s background and qualifications and such other information as may reasonably be required by the Corporation to determine the eligibility of such Nominee to serve as a director of the Corporation or to serve as an independent director of the Corporation, (2) a written representation that, unless previously disclosed to the Corporation, the Nominee is not and will not become a party to any voting agreement, arrangement or understanding with any person or entity as to how such Nominee, if elected as a director,

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will vote on any issue or that could interfere with such Nominee’s ability to comply, if elected as a director, with his/her fiduciary duties under applicable law, (3) a written representation and agreement that, unless previously disclosed to the Corporation pursuant to Section 2.9(a)(iii), the Nominee is not and will not become a party to any Third-Party Compensation Arrangement and (4) a written representation that, if elected as a director, such Nominee would be in compliance and will continue to comply with the Corporation’s corporate governance guidelines as disclosed on the Corporation’s website, as amended from time to time. At the request of the Board of Directors, any Nominee shall furnish to the Secretary the information that is required to be set forth in a stockholder’s notice of nomination that pertains to such Nominee.

(ii)    No natural person shall be eligible to be nominated by a stockholder pursuant to Section 2.9(a)(i)(D) to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.9. No business proposed by a stockholder shall be conducted at a stockholder meeting except in accordance with this Section 2.9.

(iii)    The Board of Directors, an executive officer designated thereby or the chairperson of the meeting shall, if the facts warrant, determine and declare to the meeting that a Nomination was not made in accordance with the procedures prescribed by these Bylaws or that Business was not properly brought before the meeting, and if it/he/she should so determine, the Chairperson of the meeting shall so declare to the meeting and the defective Nomination shall be disregarded or Business shall not be transacted, as the case may be. Notwithstanding the foregoing provisions of this Section 2.9, unless otherwise required by applicable law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a Nomination or proposed Business, such Nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Corporation and counted for purposes of determining a quorum. For purposes of this Section 2.9, to be considered a qualified representative of the stockholder, a natural person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such natural person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Notwithstanding anything to the contrary in these Bylaws, unless otherwise required by applicable law, if any stockholder or Stockholder Associated Person (x) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act with respect to any Nominee and (y) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such stockholder or Stockholder Associated Person has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence), then the Nomination of each such Nominee shall be disregarded, notwithstanding that proxies or votes in respect of the election of such Nominee may have been received by the Corporation (which proxies and votes shall be disregarded except for the purpose of determining a quorum). If any stockholder or Stockholder Associated Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such stockholder or Stockholder Associated Person shall deliver to the Corporation, no later than 10 days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

(iv)    Without limiting the foregoing provisions of this Section 2.9, a stockholder making a Nomination or proposing Business pursuant to Section 2.9(a)(i)(D) shall also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Section 2.8; provided, however, that any references in these Bylaws to the Exchange Act are not intended to and shall not limit any requirements applicable to Nominations or proposals of Business to be considered pursuant to this Section 2.9, and compliance with paragraphs (a)(i)(D) and (b) of this Section 2.9 shall be the exclusive means for a stockholder (other than a stockholder referenced in Section 2.9(a)(i)(C) to make Nominations or propose Business (other than as provided in Section 2.9(c)(v)).

(v)    Notwithstanding anything to the contrary, the notice requirements set forth in this Section 2.9 with respect to the proposal of any business pursuant to this Section 2.9 other than a nomination shall be deemed satisfied by a stockholder if such stockholder has submitted a proposal to the Corporation in compliance with Rule 14a-8 under the Exchange Act, and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the meeting of stockholders.

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Section 2.10    Conduct of Business. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting of stockholders shall be announced at the meeting by the chairperson of the meeting. The Board of Directors may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board of Directors, the chairperson of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairperson of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other natural persons as the chairperson of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants.

ARTICLE 3

DIRECTORS

Section 3.1    General Powers. Except as otherwise provided by Delaware Law or the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.2    Number; Qualifications. Except as expressly provided in the Certificate of Incorporation with respect to any Series Directors, the Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution or resolutions of the Board of Directors; provided, however, that any determination by the Board of Directors to increase or decrease the total number of directors shall require the approval of a majority of the directors present at a meeting at which a quorum is present. The term of each director shall be as set forth in the Certificate of Incorporation. Directors need not be stockholders.

Section 3.3    Quorum; Required Vote. A majority of the total number of directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 3.4    Time and Place of Meetings. The Board of Directors shall hold its meetings at such place, if any, either within or without the State of Delaware, and at such date and such time as may be determined from time to time by the Board of Directors or the Chairperson of the Board of Directors in the absence of a determination by the Board of Directors.

Section 3.5    Regular Meetings. Regularly scheduled, periodic meetings of the Board of Directors may be held without notice at such times, dates and places, if any, either within or without the State of Delaware, as shall from time to time be determined by resolution or resolutions of the Board of Directors.

Section 3.6    Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson of the Board of Directors, the Chief Executive Officer, the President, the Secretary or a majority of the Board of Directors. Notice of special meetings of the Board of Directors shall be given to each director at least 48 hours before the date and time of the meeting in writing or by electronic transmission by mail, courier service or electronic mail to the directors at their addresses appearing on the records of the Corporation. Attendance of a director at a meeting of the Board of Directors shall constitute a waiver of notice of such meeting, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

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Section 3.7    Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this ARTICLE 3.

Section 3.8    Consent in Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, (a) any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and (b) a consent may be documented, signed and delivered in any manner permitted by Section 116 of Delaware Law.

Section 3.9    Meetings by Communications Equipment. Members of the Board of Directors, or of any committee thereof, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all natural persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

Section 3.10    Resignation. Any director may resign from the Board of Directors at any time upon notice given in writing or by electronic transmission to the Corporation. A resignation of any director is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events.

Section 3.11    Newly Created Directorships and Vacancies. Vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall be filled in the manner provided in the Certificate of Incorporation. Unless otherwise provided in the Certificate of Incorporation, when one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided by the Certificate of Incorporation in the filling of the other vacancies.

Section 3.12    Removal. Directors of the Corporation may be removed from office only in the manner set forth in the Certificate of Incorporation.

Section 3.13    Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

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ARTICLE 4

OFFICERS

Section 4.1    Officers. The officers of the Corporation elected by the Board of Directors shall be a Chairperson of the Board of Directors, a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and such other officers (including without limitation, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board of Directors from time to time may determine. Officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this ARTICLE 4. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board of Directors or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a)    Chairperson of the Board of Directors. The Chairperson of the Board of Directors shall preside when present at all meetings of the stockholders and the Board of Directors. The Chairperson of the Board of Directors shall supervise the activities of the Corporation subject to the ultimate authority of the Board of Directors. The position of Chairperson of the Board of Directors and Chief Executive Officer may be held by the same person.

(b)    Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board of Directors, and shall be responsible for the execution of the policies of the Board of Directors with respect to such matters. In the absence (or inability or refusal to act) of the Chairperson of the Board of Directors, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board of Directors. The position of Chief Executive Officer and President may be held by the same person.

(c)    President. The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairperson of the Board of Directors and Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board of Directors. The President shall also perform such duties and have such powers as shall be designated by the Board of Directors. The position of President and Chief Executive Officer may be held by the same person.

(d)    Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

(e)    Secretary.

(i)     The Secretary shall attend all meetings of the stockholders, the Board of Directors and (as required) committees of the Board of Directors and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors and shall perform such other duties as may be prescribed by the Board of Directors, the Chairperson of the Board of Directors, Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii)     The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

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(f)    Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(g)    Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board of Directors, the Chief Executive Officer or the President may authorize).

(h)    Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

Section 4.2. Term of Office; Removal; Vacancies. The officers of the Corporation shall hold office until their successors are duly elected and qualified or until their earlier death, resignation, disqualification or removal from office. Any officer may be removed, with or without cause, at any time by the Board of Directors. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board of Directors otherwise provides. Any vacancy occurring in any office of the Corporation may be filled by the Board of Directors. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board of Directors then determines that such office shall thereupon be elected by the Board of Directors, in which case the Board of Directors shall elect such officer.

Section 4.3. Other Officers. The Board of Directors may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 4.4. Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

ARTICLE 5

CAPITAL STOCK

Section 5.1. Certificated and Uncertificated Shares. The shares of capital stock of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its capital stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of shares of capital stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Corporation by any two authorized officers of the Corporation representing the number of shares registered in certificate form. Each of the Chairperson of the Board of Directors, the President and the Secretary, in addition to any other officers of the Corporation authorized by the Board of Directors (by resolution or resolutions thereof) or these Bylaws, is hereby authorized to sign certificates by, or in the name of, the Corporation.

Section 5.2. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of capital stock or uncertificated shares in place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.3. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for

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calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by applicable law.

Section 5.5. Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board of Directors or by the Chief Executive Officer or President.

ARTICLE 6

INDEMNIFICATION

Section 6.1. Right to Indemnification and Advancement of Expenses. The Corporation shall indemnify and advance expenses to “indemnitees” to the extent and in the manner set forth in the Certificate of Incorporation (such indemnitees, the “Indemnitees” and each, an “Indemnitee”).

Section 6.2. Right of Indemnitee to Bring Suit. If a claim for indemnification under the Certificate of Incorporation is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation or a claim for an advancement of expenses under the Certificate of Incorporation is not paid in full by the Corporation within 20 days after a written claim therefor has been received by the Corporation, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal that the Indemnitee has not met any applicable standard for indemnification set forth in Delaware Law. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in Delaware Law, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this ARTICLE 6 or otherwise shall be on the Corporation.

Section 6.3. Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this ARTICLE 6 shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 6.4. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under Delaware Law.

Section 6.5. Indemnification of Other Persons. This ARTICLE 6 shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by applicable law to indemnify and to advance expenses to natural persons other than the Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other natural person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent permitted by applicable law.

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Section 6.6. Amendments. Any repeal, amendment, modification or elimination of this ARTICLE 6 by the Board of Directors or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this ARTICLE 6, shall, to the fullest extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification or advancement rights to the Indemnitees on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right, or protection of an Indemnitee existing hereunder in respect of any act or omission occurring prior to such repeal or amendment, modification or adoption of such inconsistent provision.

Section 6.7. Certain Definitions. For purposes of this ARTICLE 6, references to “other enterprise” shall include any employee benefit plan, and references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries.

Section 6.8. Contract Rights. The rights provided to Indemnitees pursuant to this ARTICLE 6 shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 6.9. Severability. To the fullest extent permitted by applicable law, if any provision or provisions of this ARTICLE 6 shall be held to be invalid, illegal or unenforceable for any reason whatsoever (a) the validity, legality and enforceability of the remaining provisions of this ARTICLE 6 shall not in any way be affected or impaired thereby, and (b) the provisions of this ARTICLE 6 (including, without limitation, each such portion of this ARTICLE 6 containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE 7

GENERAL PROVISIONS

Section 7.1. Fixing the Record Date.

(a)    In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing such record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 7.1(a) at the adjourned meeting.

(b)    In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

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Section 7.2. Dividends. Subject to limitations contained in Delaware Law and the Certificate of Incorporation and Delaware common law, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 7.3. Year. The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 7.4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 7.5. Voting of Stock Owned by the Corporation. The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

* * * * *

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EXHIBIT C

Form of Certificate of Incorporation of the Surviving Corporation

[Attached.]

EXHIBIT C

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

[CUSTOM HEALTH, INC.]

ARTICLE I

NAME

The name of the corporation is [Custom Health, Inc.] (the “Corporation”).

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”). In addition to the powers and privileges conferred upon the Corporation by law and that incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

ARTICLE III

REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is [1209 Orange Street, Wilmington, County of New Castle, Delaware 19801], and the name of the Corporation’s registered agent at such address is [The Corporation Trust Company].

ARTICLE IV

CAPITAL STOCK

The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 1,000 shares, all of which shall be shares of common stock, par value $0.01 per share (the “Common Stock”).

ARTICLE V

DIRECTORS

(1)    Elections of directors of the Corporation need not be by written ballot, except and to the extent provided in the By-laws of the Corporation.

(2)    To the fullest extent permitted by the DGCL as currently in effect, and as it may hereafter be amended, no director of the Corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

ARTICLE VI

BY-LAWS

In furtherance and not in limitation of the powers conferred upon it by law, the directors of the Corporation shall have the power to adopt, amend, alter or repeal the By-laws.

ARTICLE VII

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

(1)    The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(2)    The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(3)    To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (1) and (2) of this Article VII, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

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(4)    Any indemnification under Sections (1) and (2) of this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in such Sections (1) and (2). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (a) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (b) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

(5)    Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation authorized in this Article VII. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

(6)    The indemnification and advancement of expenses provided by, or granted pursuant to, the other sections of this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(7)    The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of Section 145 of the DGCL.

(8)    For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

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(9)    For purposes of this Article VII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves service by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VII.

(10)    The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE VIII

AMENDMENT OF

CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by this Certificate of Incorporation, the DGCL and all rights conferred on stockholders, directors and officers on this Certificate of Incorporation are subject to this reserved power.

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Exhibit 10.1

EXECUTION VERSION

STOCKHOLDER SUPPORT AGREEMENT

STOCKHOLDER SUPPORT AGREEMENT, dated as of December 22, 2023 (this “Agreement”), by and among Berenson Acquisition Corp. I, a Delaware corporation (“BAC”), Custom Health, Inc., a Delaware corporation (the “Company”), and certain of the stockholders of the Company whose names appear on the signature pages of this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, BAC, Continental Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of BAC (“Merger Sub”), and the Company propose to enter into, simultaneously herewith, a business combination agreement (as amended, modified, supplemented or waived from time-to-time in accordance with its terms, the “BCA”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA), which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of BAC;

WHEREAS, as of the date hereof, each Stockholder owns of record the number of shares of Company Common Stock set forth immediately below such Stockholder’s signature block (all such shares of Company Common Stock and any shares of Company Common Stock of which ownership of record or the power to vote is acquired after the date hereof by the Stockholders prior to the termination of this Agreement being referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 6, each Stockholder, severally and not jointly, hereby agrees to vote at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company (which written consent shall be delivered promptly after the Company requests such delivery, and in any event within five (5) Business Days after the Registration Statement becomes effective), all of the Stockholder’s Shares held by such Stockholder (and which such Stockholder is entitled to vote) at such time (a) in favor of the approval and adoption of the BCA and approval of the Merger and the Transactions, and (b) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the BCA or that would reasonably be expected to result in the failure of the Merger or the other Transactions from being consummated. Each Stockholder acknowledges receipt and review of a copy of the BCA.

2. Termination of Stockholders’ Rights under Applicable Agreements. Each Stockholder, by this Agreement, with respect to its Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time and provided that all Terminating Rights (as defined below) between the Company or any of its subsidiaries and any other holder of Company capital stock shall also terminate at such time, (a) that certain Stockholders’ Agreement, dated as of July 28, 2021 (as amended, the “Investment Agreement”), (b) any rights under Article XIV (Right of First Refusal) under the Bylaws of the Company, and (c) if applicable to such Stockholder, any rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, Company Board observer rights or rights to receive information delivered to the Company Board or other similar rights not generally available to stockholders of the Company (collectively, the “Terminating Rights”) between such Stockholder and the Company, but excluding, for the avoidance of doubt, any rights such Stockholder may have that relate to any indemnification, commercial or employment agreements or arrangements between such Stockholder and the Company or any subsidiary, which shall survive in accordance with their terms.

3. No Transfer of Shares. Each Stockholder, severally and not jointly, agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of Law), gift, convey, Lien, pledge, hypothecate, dispose of or otherwise encumber any of the Shares or grant any security interest in, or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer of Shares pursuant to the BCA or to another Stockholder of the Company that is a party to this Agreement and bound by the terms and obligations hereof, (b) grant or agree to grant any proxy, power of attorney or other right to vote any of the Shares, deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Shares; provided that, the foregoing shall not prohibit the transfer of the Shares by a Stockholder under the following circumstances (collectively, “Permitted Transfers”): (i) to an affiliate of such Stockholder; (ii) as a bona fide gift or gifts, or to a charitable organization; (iii) to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the undersigned or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin; (iv) if the Stockholder is an individual, by will or intestate succession upon the death of such Stockholder; (v) by operation of law, such as pursuant to a qualified domestic order or the dissolution of marriage or civil union (including, without limitation, a divorce settlement); and (vi) if the Stockholder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, to another corporation, partnership, limited liability company, trust, syndicate, association or other business entity that controls, is controlled by or is under common control or management with the undersigned or its affiliates; provided, further, that for such transfer to be considered a Permitted Transfer, such transferee shall execute this Agreement or a joinder agreeing to become a party to this Agreement.

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4. No Solicitation; Waiver of Appraisal Rights.

(a) Each of the Stockholders, severally and not jointly, agrees to be bound by and subject to Section 7.04(a) (No Solicitation) of the BCA to the same extent as such provisions apply to the Company as if such Stockholder was a party thereto. Notwithstanding anything in this Agreement to the contrary, (i) no Stockholder shall be responsible for the actions of the Company or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”), including with respect to any of the matters contemplated by this Section 4(a), (ii) no Stockholder makes any representations or warranties with respect to the actions of any of the Company Related Parties, and (iii) any breach by the Company of its obligations under Section 7.04(a) (No Solicitation) of the BCA shall not be considered a breach of this Section 4 (it being understood for the avoidance of doubt that each Stockholder shall remain responsible for any breach by it or its Representatives (other than any such Representative that is a Company Related Party) of this Section 4).

(b) Each Stockholder hereby agrees not to assert, exercise or perfect, directly or indirectly, and irrevocably and unconditionally waives, any appraisal rights (including under Section 262 of the DGCL) with respect to the Merger and any rights to dissent with respect to the Merger or to oppose any reorganization or amendment designed to facilitate drag along rights or otherwise facilitate the BCA.

5. Representations and Warranties of the Stockholders. Each Stockholder, severally and not jointly, represents and warrants to BAC as follows:

(a) The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any United States or non-United States Law applicable to such Stockholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any encumbrance on any Shares (other than under this Agreement, the BCA and the agreements contemplated by the BCA), or (iv) conflict with or result in a breach of or constitute a default under any provision of such Stockholder’s governing documents, as applicable.

(b) As of the date of this Agreement, such Stockholder owns exclusively of record and has good and valid title to the Shares set forth immediately below such Stockholder’s signature block free and clear of any security interest, Lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement, (ii) applicable securities laws, (iii) the Company Certificate of Incorporation and bylaws and (iv) the Investment Agreements. As of the date of this Agreement, such Stockholder has the sole power (as currently in effect) to vote and right, power and authority to sell, transfer and deliver such Shares, and such Stockholder does not own, directly or indirectly, any other shares of Company Common Stock.

(c) Such Stockholder, in each case except as provided in this Agreement, the Investment Agreement or the Company Certificate of Incorporation or the Company’s bylaws, (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein whether by ownership or by proxy, in each case, with respect to such Stockholder’s Shares, (ii) has not entered into any voting agreement or voting trust, and has no knowledge and is not aware of any such voting agreement or voting trust in effect with respect to any of such Stockholder’s Shares that is inconsistent with such Stockholder’s obligations pursuant

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to this Agreement or would reasonably be expected to prevent or delay the performance by such Stockholder of its obligations under this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of such Stockholder’s Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, and has no knowledge and is not aware of any such proxy or power of attorney in effect, and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement, and has no knowledge and is not aware of any such agreement or undertaking.

(d) Such Stockholder has the power, authority and capacity to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by such Stockholder.

(e) As of the date of this Agreement, there are no Actions pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder that, in any manner, questions the beneficial or record ownership of the Stockholder’s Shares or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of its obligations under this Agreement.

(f) The Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of BAC and the Company to make an informed decision regarding this Agreement and the other transactions contemplated by the BCA and has independently, based on such information as the Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that BAC and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement.

(g) Other than as provided in the BCA, no investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which BAC, the Company or any of their subsidiaries is or could be liable in connection with the BCA or this Agreement or any of the respective transactions contemplated hereby or thereby, in each case based upon arrangements made by or on behalf of such Stockholder in his, her or its capacity as a stockholder.

(h) Such Stockholder understands and acknowledges that BAC is entering into the BCA in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Stockholder contained herein.

6. Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement and the obligations of the Stockholders under this Agreement shall automatically terminate upon the earliest of (a) the Effective Time, (b) the termination of the BCA in accordance with its terms and (c) the effective date of a written agreement of the parties hereto terminating this Agreement. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided that, nothing in this Section 6 shall relieve any party of liability for any willful material breach of this Agreement occurring prior to termination. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

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7. Miscellaneous.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) electronically by e-mail or physically by registered or certified mail (postage prepaid, return receipt requested) or delivery in person to the respective parties at the following addresses and e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 7(b):

If to BAC, to it at:

Berenson Acquisition Corp. I.

667 Madison Avenue, 18th Floor

New York, NY 10065

Attention: Amir Hegazy

Email: ahegazy@berensonco.com

with a copy to:

Greenberg Traurig, LLP

One Vanderbilt Ave

New York, NY 10017

Attention: Alan Annex; Yuta Delarck; Adam Namoury

Email: alan.annex@gtlaw.com; delarcky@gtlaw.com; adam.namoury@gtlaw.com

If to the Company, to it at:

Custom Health, Inc.

1631 Dickson Ave, Suite 900

Kelowna, BC V1Y 0B5, Canada

Attention: Shane Bishop

Email: shane.bishop@customhealth.com

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with a copy to:

DLA Piper LLP (US)

500 8th St NW,

Washington, DC 20004

Attention: Mitchell Marder; John Maselli

Email: Mitchell.Marder@us.dlapiper.com; John.Maselli@us.dlapiper.com

If to a Stockholder, to the address or email address set forth for such Stockholder on the signature page hereof.

(c) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(d) This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(e) This Agreement and any other Ancillary Agreement to which the Stockholder is a party constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by any party without the prior express written consent of the other parties hereto.

(f) This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No Stockholder shall be liable for the breach by any other Stockholder of this Agreement.

(g) This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by each of the parties hereto.

(h) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

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(i) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (i) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (ii) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (A) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (B) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(j) This Agreement may be executed and delivered (including by facsimile or portable document format (.pdf transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(k) Each Stockholder hereby authorizes the Company and BAC to publish and disclose in any announcement or disclosure required by the SEC such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s obligations under this Agreement; provided, that prior to any such publication or disclosure the Company and BAC have provided such Stockholder with an opportunity to review and comment upon such announcement or disclosure, which comments the Company and BAC will consider in good faith.

(l) Without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(m) This Agreement shall not be effective or binding upon any Stockholder until after such time as the BCA is executed and delivered by the Company, BAC and Merger Sub.

(n) Notwithstanding anything herein to the contrary, each Stockholder signs this Agreement solely in such Stockholder’s capacity as a stockholder of the Company, and not in any other capacity and, if applicable, this Agreement shall not limit or otherwise affect the actions of any affiliate, employee or designee of such Stockholder or any of its affiliates in his or her capacity as an officer or director of the Company.

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(o) Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (i) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 7(o).

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

BERENSON ACQUISITION CORP. I

By:	/s/ Amir Hegazy
Name: Amir Hegazy
Title: Chief Financial Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CUSTOM HEALTH, INC.

By:	/s/ Shane Bishop
Name: Shane Bishop
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STOCKHOLDER:

[NAME]

By:
Name:
Title:

Number of Shares: ___________________

Address and email address for purposes of Section 7(b):

Address: [•]
Email: [•]

Exhibit 10.2

EXECUTION VERSION

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT, dated as of December 22, 2023 (this “Agreement”), by and among Berenson SPAC Holdings I, LLC, a Delaware limited liability company (“Sponsor”), Berenson Acquisition Corp. I, a Delaware corporation (“BAC”), Custom Health, Inc., a Delaware corporation (the “Company”).

WHEREAS, BAC, Continental Merger Sub Inc., a Delaware corporation and wholly-owned direct subsidiary of BAC (“Merger Sub”), and the Company propose to enter into, simultaneously herewith, a business combination agreement (as amended, modified, supplemented or waived from time-to-time in accordance with its terms, the “BCA”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA), which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of BAC; and

WHEREAS, as of the date hereof, Sponsor owns of record shares of BAC Class A and Class B Common Stock (all such shares of BAC Class A and Class B Common Stock and any other shares of BAC Common Stock of which ownership of record or the power to vote is hereafter acquired by Sponsor prior to the termination of this Agreement being referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 8, Sponsor agrees that, at any duly called annual or special meeting of the stockholders of BAC, including the BAC Stockholders’ Meeting (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of BAC requested by the BAC Board or the Company or undertaken as contemplated by the Transactions, Sponsor shall, if a meeting is held, appear at such meeting, in person or by proxy, or otherwise cause all of its Shares entitled to vote at such meeting to be counted as present thereat for purposes of establishing a quorum, and Sponsor shall vote or cause to be voted, in person or by proxy, at such meeting, or duly and promptly execute and deliver or cause to be executed and delivered an action by written consent with respect to, all of its Shares then entitled to vote at such meeting or by written consent, (a) in favor of the approval and adoption of the BCA, the Transactions (including the Merger) and any other proposal submitted for approval by the stockholders of BAC in connection with any of the Transactions, and (b) against (i) any Business Combination Proposal other than the Transactions or any proposal in opposition to adoption and approval of the BCA or in competition or inconsistent with the BCA, (ii) any amendment of the BAC Certificate of Incorporation, except to the extent contemplated by the BCA or expressly agreed to by the Company and BAC, (iii) any liquidation, dissolution or other change in BAC’s corporate structure or business, and (iv) any other action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of BAC under the BCA, or that would reasonably be expected to impede, interfere with, or delay the consummation of any of the Transactions, increase the likelihood of the failure of the consummation of any of the Transactions or result in the failure of any of the Transactions from being consummated. Sponsor acknowledges receipt and review of a copy of the BCA.

2. No Transfer of Shares. During the Interim Period, subject to the earlier termination of this Agreement in accordance with Section 8, Sponsor agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of Law), gift, convey, create any Lien, pledge, hypothecate, dispose of or otherwise encumber any of the Shares or BAC Private Placement Warrants or BAC Warrants held by Sponsor, or grant any security interest in, or otherwise agree to do any of the foregoing, (b) grant or agree to grant any proxy, power of attorney or other right to vote any of the Shares, deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law), or other disposition of any Shares, BAC Private Placement Warrants or BAC Warrants; provided that the foregoing shall not prohibit the transfer of the Shares by Sponsor to an affiliate thereof, but only if such affiliate shall execute this Agreement or a joinder agreeing to become a party to this Agreement.

3. Waiver of Rights.

(a) Sponsor agrees not to (i) demand that BAC redeem the Shares in connection with Transactions, or (ii) otherwise participate in any such redemption by tendering or submitting any of the Shares for redemption.

(b) Sponsor agrees to waive the provisions of Section 4.3(b)(ii) set forth in the BAC Certificate of Incorporation relating to the adjustment of the Initial Conversion Ratio (as defined in the BAC Certificate of Incorporation) in connection with the Transactions.

(c) This Section 3 shall be void and of no force and effect if the BCA shall be terminated or the Closing shall not occur for any reason.

4. Founder Earn-out.

(a) Sponsor agrees that 1,719,375 of the shares of New BAC Common Stock held by Sponsor and the BAC Anchor Investors (as defined below) (the “Founder Earn-Out Shares”) shall, concurrently with, and subject to and conditioned upon, the Closing, be subject to forfeiture and cancellation as provided in this Section 4, and the certificate or certificates or book entry representing the Founder Earn-Out Shares shall have the Legend (as defined below) affixed thereto or entered therein.

(b) The certificate or certificates or book entry or other books and records of BAC evidencing the Founder Earn-Out Shares shall be stamped, imprinted or otherwise marked with a legend (the “Legend”) in substantially the following form:

“THE SECURITIES EVIDENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER, AND SUBJECT TO FORFEITURE AS SET FORTH IN THE SPONSOR SUPPORT AGREEMENT, DATED AS OF DECEMBER 22, 2023, BY AND AMONG BERENSON SPAC HOLDINGS I, LLC, A DELAWARE LIMITED LIABILITY COMPANY, BERENSON ACQUISITION CORP. I, A DELAWARE CORPORATION. AND CUSTOM HEALTH, INC., A DELAWARE CORPORATION.”

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(c) Following the Closing, the Founder Earn-Out Shares shall be subject to forfeiture and cancellation pursuant to this Section 4. If, at any time during the period following the Closing and expiring on the tenth (10th) anniversary of the Closing Date (the “Earn-Out Period”), the VWAP of the shares of New BAC Common Stock equals or exceeds (i) $11.00 for any twenty (20) Trading Days within any thirty (30) Trading Day period (the “First Earn-Out Target”), then upon satisfaction of the First Earn-Out Target, 859,687 of the Founder Earnout Shares shall no longer be subject to forfeiture pursuant to this Section 4, and thereupon BAC shall remove the Legend from the certificate or certificates (or issue a new certificate without such Legend) or book entry representing such Founder Earnout Shares; and (ii) $12.00 for any twenty (20) Trading Days within any thirty (30) Trading Day period (the “Second Earn-Out Target” and, together with the First Earn-Out Target, the “Earn-Out Targets”), then upon satisfaction of the Second Earn-Out Target, the other 859,688 of the Founder Earn-Out Shares shall no longer be subject to forfeiture pursuant to this Section 4, and thereupon BAC shall remove the Legend from the certificate or certificates (or issue a new certificate without such Legend) or book entry representing such Founder Earnout Shares.

(d) If an Earn-Out Target is achieved on or prior to the last day of the Earn-Out Period, then following the achievement of such Earn-Out Target, Sponsor may, at its election, provide written notice to BAC informing BAC that the Earn-Out Target has been satisfied and that the Founder Earn-Out Shares subject to such Earn-Out Target are no longer subject to forfeiture.

(e) If an Earn-Out Target is not achieved on or prior to the end of the Earn-Out Period, then, within five (5) Business Days following the end of the Earn-Out Period, BAC shall provide written notice to Sponsor certifying that such Earn-Out Target has not been achieved by the end of the Earn-Out Period and that the Founder Earn-Out Shares subject to such Earn-Out Target shall be forfeited and cancelled, and Sponsor shall surrender, and shall cause the BAC Anchor Investors to surrender, to BAC for cancellation such Founder Earn-Out Shares.

(f) The Earn-Out Targets and the number of Founder Earn-Out Shares shall be equitably adjusted for any stock split, reverse stock split, division or subdivision of shares, stock dividend or distribution (including any dividend or distribution of securities convertible into shares of New BAC Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the shares of New BAC Common Stock occurring on or after the date hereof.

(g) Until and unless the Founder Earn-Out Shares are forfeited, Sponsor and the BAC Anchor Investors will have full ownership rights to the Founder Earn-Out Shares, including the right to vote such shares and to receive dividends and distributions thereon.

(h) Sponsor shall not, and shall use reasonable best efforts to cause the BAC Anchor Investors to not, Transfer any Founder Earn-Out Shares until the later of (i) the date on which the relevant Earn-Out Targets have been satisfied as described in this Section 4 and, and (ii) the date on which the Founder Earn-Out Shares are no longer subject to the transfer restrictions set forth in the Registration Rights and Lock-Up Agreement (other than in connection with Transfers permitted thereunder).

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(i) Notwithstanding anything herein to the contrary, in the event of a transaction that results in a Change of Control (as defined in the BCA) in which shares of New BAC Common Stock are being converted into the right to receive cash or other consideration having a value (in the case of any non-cash consideration, as provided in the definitive transactions documents for such transaction, or if not so provided, determined by the BAC Board in good faith) equal to or in excess of an Earn-Out Target that does not constitute a Change of Control, then the Founder Earn-Out Shares subject to the applicable Earn-Out Target shall no longer be subject to forfeiture effective as of immediately prior to the consummation of such transaction.

(j) After the date hereof, Sponsor shall use reasonable best efforts to cause certain stockholders of BAC to agree to subject their shares of New BAC Common Stock to forfeiture and cancellation pursuant to this Section 4 (such stockholders who agree to subject their shares of the New BAC Common Stock to forfeiture and cancellation pursuant to this Section 4, the “BAC Anchor Investors”). Any forfeiture and cancellation of New BAC Common Stock pursuant to this Section 4 (including any shares of New BAC Common Stock held by the BAC Anchor Investors) shall be made on a pro rata basis according to the total number of shares of New BAC Common Stock held by the Sponsor and such BAC Anchor Investors at Closing. BAC shall deliver to the Company fully executed agreements pursuant to which the Anchor Investors agree to the terms set forth in this Section 4 promptly upon receipt thereof by BAC. Sponsor agrees that if any such stockholder of BAC does not agree to be subject to this Section 4, then the pro rata portion of such stockholder’s shares of New BAC Common Stock that would have been subject to forfeiture and cancellation as set forth in this Section 4 will be added to the number of shares of New BAC Common Stock held by Sponsor that shall be subject to this Section 4. For the avoidance of doubt, if no such stockholders of BAC agree to be subject to this Section 4, then a total of 1,719,375 shares of New BAC Common Stock held by Sponsor shall be deemed the Founder Earn-Out Shares and shall be subject to forfeiture and cancellation pursuant to this Section 4.

(k) This Section 4 shall be void and of no force and effect if the BCA shall be terminated in accordance with its terms or the Closing shall not occur for any reason.

5. No Solicitation. Sponsor agrees to be bound by and subject to Section 7.04(b) (No Solicitation) of the BCA to the same extent as such provisions apply to BAC as if Sponsor was a party thereto.

6. Board Representation.

(a) From the Closing Date and until the date Sponsor, in the aggregate, beneficially owns (as such term is defined in Rule 13d-3 under the Exchange Act) (“Beneficially Owns”) less than (i) 50% of the outstanding shares of New BAC Common Stock that are Beneficially Owned by Sponsor as of immediately following the Closing (the “Sponsor First Sunset Date”), the individuals nominated for election or appointed as directors by or at the direction of the BAC Board shall include two (2) directors designated by Sponsor (each, a “Sponsor Designee”), and (ii) 5% of the outstanding shares of New BAC Common Stock (the “Sponsor Second Sunset Date” and, together with the Sponsor First Sunset Date, the “Sponsor Sunset Dates”), the individuals nominated for election or appointed as directors by or at the direction of the BAC Board shall be one (1) Sponsor Designee only; provided, that the occurrence of any Sponsor Sunset Date shall not shorten the term of any Sponsor Designee then serving on the BAC Board.

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(b) Prior to the occurrence of the Sponsor Second Sunset Date, the size of the BAC Board shall not be increased or decreased without the affirmative vote of the Sponsor Designees.

(c) From the date of this Agreement until the Sponsor Second Sunset Date, BAC shall include the Sponsor Designees in the slate of nominees recommended by the BAC Board for election as directors at each applicable annual or special meeting of the stockholders of BAC, including at every adjournment or postponement thereof, at which directors are to be elected.

(d) The Sponsor Designees may resign at any time upon written notice to the BAC Board.

(e) Sponsor shall have the exclusive right to designate the directors for election to the BAC Board to fill any vacancies created by reason of the death, removal or resignation of a Sponsor Designee, and BAC shall take all reasonably necessary action to cause any such vacancies to be filled by a replacement Sponsor Designee as promptly as reasonably practicable.

(f) BAC agrees not to take, directly or indirectly, any actions (including removing directors in a manner inconsistent with this Agreement) that would knowingly frustrate, obstruct or otherwise affect the provisions of this Section 6 and the intention of the parties hereto with respect to the composition of the BAC Board as herein stated. BAC shall recommend that the BAC stockholders vote in favor of each Sponsor Designee.

(g) BAC shall (i) purchase and maintain in effect at all times directors’ liability insurance in an amount and pursuant to terms determined by the BAC Board to be reasonable and customary, (ii) for so long as any Sponsor Designee nominated pursuant to this Agreement serves as a director on the BAC Board, maintain such coverage with respect to such Sponsor Designee, and (iii) cause the organizational documents of BAC to at all times provide for the indemnification, exculpation and advancement of expenses of all directors of BAC to the fullest extent permitted under applicable Law.

(h) BAC shall pay all reasonable out-of-pocket expenses incurred by the Sponsor Designees in connection with the performance of his or her duties as a director and in connection with his or her attendance at any meeting of the BAC Board. BAC shall enter into customary indemnification agreements with each Sponsor Designee from time to time.

7. Representations and Warranties. Sponsor represents and warrants to BAC and the Company as follows:

(a) The execution, delivery and performance by Sponsor of this Agreement and the consummation by Sponsor of the transactions contemplated hereby do not and will not (i) conflict with or violate any United States or non-United States Law applicable to Sponsor, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any Lien on any Shares, BAC Warrants or BAC Private Placement Warrant (other than under this Agreement, the BCA and the agreements contemplated by the BCA, including the other Ancillary Agreements), or (iv) conflict with or result in a breach of or constitute a default under any provision of Sponsor’s governing documents.

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(b) As of the date of this Agreement, Sponsor owns exclusively and has good and valid title to the Shares, BAC Warrants and BAC Private Placement Warrant, free and clear of any security interest, Lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement, (ii) applicable securities Laws and (iii) the BAC Organizational Documents. As of the date of this Agreement, Sponsor has the sole power (as currently in effect) to vote and right, power and authority to sell, transfer and deliver the Shares, BAC Warrants or BAC Private Placement Warrant, as applicable. Sponsor does not own, directly or indirectly, any other shares of BAC Common Stock.

(c) Sponsor (i) is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (ii) has the power, authority and capacity to execute, deliver and perform this Agreement. This Agreement has been duly authorized, executed and delivered by Sponsor and constitutes a valid and binding agreement of the Sponsor, enforceable against the Sponsor in accordance with its terms, subject to the Remedies Exceptions.

(d) As of the date of this Agreement, there are no Actions pending against the Sponsor or, to the knowledge of the Sponsor, threatened against the Sponsor, that in any manner, questions the beneficial or record ownership of the Shares, BAC Warrants or BAC Private Placement Warrant, as applicable, or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Agreement.

(e) Other than as provided in the BCA, no investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which BAC, the Company or any of their subsidiaries is or could be liable in connection with the BCA or this Agreement or any of the respective transactions contemplated hereby or thereby, in each case based upon arrangements made by or on behalf of the Sponsor.

(f) The Sponsor understands and acknowledges that each of BAC and the Company is entering into the BCA in reliance upon the Sponsor’s execution and delivery of this Sponsor Agreement.

8. Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement and the obligations of the parties under this Agreement (other than Section 4 and Section 6) shall automatically terminate upon the earliest of (a) the Effective Time, (b) the termination of the BCA in accordance with its terms, and (c) the effective date of a written agreement of the parties hereto terminating this Agreement. Any obligations of the parties under Section 4 of this Agreement shall automatically terminate upon the earlier of (i) the day after the last day of the Earn-Out Period and (ii) the termination of the BCA in accordance with its terms. Any obligations of the parties under Section 6 of this Agreement shall automatically terminate upon the earlier of (i) the day after the last day of the Sponsor Second Sunset Date and (ii) the termination of the BCA in accordance with its terms. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided that nothing in this Section 8 shall relieve any party of liability for any willful material breach of this Agreement occurring prior to termination. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

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9. Miscellaneous.

(a) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) electronically by e-mail or physically by registered or certified mail (postage prepaid, return receipt requested) or delivery in person to the respective parties at the following addresses and e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 9(a)):

If to BAC prior to or on the Closing Date, or to Sponsor, to:

Berenson Acquisition Corp. I

Berenson SPAC Holdings I, LLC

667 Madison Avenue, 18th Floor

New York, NY 10065

Attention: Amir Hegazy

Email: ahegazy@berensonco.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP

One Vanderbilt Avenue

New York, NY 10017

Attention: Alan Annex; Yuta Delarck; Adam Namoury

Email: alan.annex@gtlaw.com; delarcky@gtlaw.com; adam.namoury@gtlaw.com

If to the Company, to:

Custom Health, Inc.

1631 Dickson Ave, Suite 900

Kelowna, BC V1Y 0B5, Canada

Attention: Shane Bishop

Email: shane.bishop@customhealth.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105

Attention: John Maselli

Email: john.maselli@us.dlapiper.com

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(b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(c) This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(d) This Agreement and any other Ancillary Agreement to which the Sponsor is a party constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party hereto without the prior express written consent of the other parties hereto.

(e) This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by each of the parties hereto. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any waiver of any obligation hereunder shall be valid only if set forth in a written instrument executed and delivered by such party.

(g) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

(h) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (i) irrevocably

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submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (ii) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (A) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (B) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(i) This Agreement may be executed and delivered (including by facsimile or portable document format (.pdf transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(j) Without further consideration, each party hereto shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(k) This Agreement shall not be effective or binding upon any party hereto until after such time as the BCA is executed and delivered by BAC, Merger Sub and the Company.

(l) Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties hereto (i) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of any Action, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 9(l).

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

BERENSON SPAC HOLDINGS I, LLC

By:	/s/ Mohammed Ansari
Name: Mohammed Ansari
Title: Authorized Signatory

[Signature page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

BERENSON ACQUISITION CORP. I.

By:	/s/ Amir Hegazy
Name: Amir Hegazy
Title: Chief Financial Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CUSTOM HEALTH, INC.

By:	/s/ Shane Bishop
Name: Shane Bishop
Title: Chief Executive Officer

Exhibit 10.3

FORM OF REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

This Registration Rights Agreement and Lock-Up Agreement (this “Agreement”) is made and entered into as of [•], 2024, by and among Berenson Acquisition Corp. I., a Delaware corporation (including its successors, “BAC”), and each of the undersigned parties listed on Schedule A hereto (each such party, together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement a “Holder” and collectively the “Holders”). Any capitalized term used but not defined herein will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, BAC, Continental Merger Sub Inc., a Delaware corporation and a wholly-owned direct subsidiary of BAC (“Merger Sub”), and Custom Health, Inc., a Delaware corporation (“Custom Health”), are parties to that that certain Business Combination Agreement, dated as of December 22, 2023 (the “Business Combination Agreement”), pursuant to which Merger Sub will merge with and into Custom Health (the “Merger”), with Custom Health surviving the Merger as a wholly-owned subsidiary of BAC and with the Holders, as stockholders of BAC, receiving shares of common stock of BAC, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law;

WHEREAS, BAC and the Holders designated as “Original Holders” on Schedule A hereto (the “Original Holders”) are parties to that certain Registration Rights Agreement, dated as of September 27, 2021 (the “Original Registration Rights Agreement”);

WHEREAS, Sponsor and BAC are parties to that certain Letter Agreement, dated as of September 27, 2021 and the Sponsor, BAC and certain Original Holders are parties to those certain Investor Purchase Agreements containing certain lock-up provisions (collectively, the “Lock-Up Letter Agreements”);

WHEREAS, certain Original Holders (i) hold shares of BAC’s Class B common stock, par value $0.0001 per share (the “BAC Class B Common Stock”) as of immediately prior to the Effective Time, which shares are convertible into shares of BAC Class A Common Stock (as defined below) before or immediately prior to the Effective Time in connection with the Merger, (ii) shares of the BAC Class A common stock, par value $0.0001 per share (the “BAC Class A Common Stock”), which had been converted from shares of BAC Class B Common Stock, and (iii) hold an aggregate of 21,257,000 warrants (the “Private Placement Warrants”) to purchase shares of the BAC Class A Common Stock at an exercise price of $11.50 per share;

WHEREAS, the Holders designated as “New Holders” on Schedule A hereto (“New Holders”) will hold shares of BAC Class A Common Stock at the Effective Time and may, following the Effective Time, receive additional shares of BAC Class A Common Stock (the “Earnout Shares”) pursuant to the Business Combination Agreement;

WHEREAS, the parties to the Original Registration Rights Agreement desire to terminate the Original Registration Rights Agreement, and the parties to the Lock-Up Letter Agreements desire to terminate certain provisions of the Lock-Up Letter Agreements, in each case effective as of the closing of the transactions contemplated by the Business Combination Agreement; and

WHEREAS, in connection with the Merger, BAC desires to set forth certain matters regarding the ownership of the Registrable Securities (as defined below) by the Holders.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings set forth below:

“Action” has the meaning set forth in Section 5.7.

“Agreement” shall have the meaning given in the Preamble.

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of BAC, after consultation with outside counsel to BAC, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) BAC has a bona fide business purpose for not making such information public.

“BAC” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of BAC.

“Bishop Holdings” shall mean Bishop Holdings (US).

“Business Combination Agreement” has the meaning set forth in the Recitals.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Change in Control” means the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of BAC’s voting securities if, after such transfer, such transferee or group of affiliated transferees would hold more than 50% of outstanding voting securities of BAC (or surviving entity) or would otherwise have the power to control the board of directors of BAC or to direct the operations of BAC.

“Commission” means the Securities and Exchange Commission, or any other federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” means BAC Class A Common Stock and BAC Class B Common Stock.

“Demand Registration” has the meaning set forth in Section 2.1.1.

“Demanding Holder” has the meaning set forth in Section 2.1.1.

“Demand Registration” has the meaning set forth in Section 2.1.1.

“Earnout Shares” has the meaning set forth in the Recitals.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form S-3” has the meaning set forth in Section 2.3.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time

“Holders” shall have the meaning given in the Preamble.

“Kevin Knight Management” shall mean Kevin Knight Management Ltd.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.4.

“Minimum Takedown Threshold” has the meaning set forth in Section 2.3.1.

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“New Holder Lock-up Period” means, with respect to the Registrable Securities held by the New Holders, the period beginning on the Closing Date (as defined in the Business Combination Agreement) and ending on the date that is the earlier of (i) six months following the Closing, or (ii) such date that is subsequent to the Closing that the last sale price of the BAC Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the closing of the transactions contemplated by the Business Combination Agreement; provided that in the sole discretion of the majority of the independent members of the Board, the New Holder Lock-Up Period may end earlier than as provided herein upon written notice to the Holders.

“New Holders” shall have the meaning given in the Recitals hereto.

“Notices” has the meaning set forth in Section 5.2.

“Original Holders” shall have the meaning given in the Recitals hereto.

“Original Holder Lock-up Period” means, with respect to the Registrable Securities held by the Original Holders, the period beginning on the Closing Date (as defined in the Business Combination Agreement) and ending on the date that is the earlier of (i) 12 months following the Closing, or (ii) such date that is subsequent to the Closing that the last sale price of the BAC Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the closing of the transactions contemplated by the Purchase Agreement; provided that in the sole discretion of the majority of the independent members of the Board, the Original Holder Lock-Up Period may end earlier than as provided herein upon written notice to the Holders.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a governmental authority.

“Piggyback Registration” has the meaning set forth in Section 2.2.1.

“PIPE Shares” means shares of Common Stock issued in one or more “PIPE” transactions effected in connection with the transactions contemplated by the Business Combination Agreement.

“Prospectus” means the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Securities” means (i) any equity securities (including (x) the Private Placement Warrants and (y) the shares of BAC Class A Common Stock issued or issuable upon the exercise or conversion of any such equity security, including any of the Private Placement Warrants) of BAC held by a Holder immediately following consummation of the Merger and (ii) all of the Earnout Shares. Registrable Securities include any warrants, shares of capital stock or other securities of BAC issued as a dividend or other distribution with respect to or in exchange for or in replacement of any of the securities described in the foregoing clauses (i) -(ii). As to any particular Registrable Security, such security shall cease to be a Registrable Security when: (a) a Registration Statement with respect to the sale of such security shall have become effective under the Securities Act and such security shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such security shall have been otherwise transferred, a new certificate for such security not bearing a legend restricting further transfer shall have been delivered by BAC and subsequent public distribution of such security shall not require registration under the Securities Act; (c) such security shall have ceased to be outstanding; or (d) such security has been sold pursuant to Rule 144.

“Registration” means a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” means the out-of-pocket expenses of a Registration, including the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority and any securities exchange on which the Common Stock is then listed);

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for BAC;

(E) reasonable fees and disbursements of all independent registered public accountants of BAC incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Statement” means a registration statement filed by BAC with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Requesting Holder” has the meaning set forth in Section 2.1.1.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Sponsor” means Berenson SPAC Holdings I, LLC, a Delaware limited liability company.

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” means a Registration in which securities of BAC are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II

REGISTRATION

Section 2.1 Demand Registration

2.1.1 Request for Registration. Subject to the provisions of Section 2.1.4 and Section 2.4 hereof, at any time and from time to time on or after the Closing Date, (i) the Original Holders holding at least 30% in interest of the then-outstanding number of Registrable Securities held by the Original Holders (including the Sponsor), (ii) Bishop Holdings, (iii) Kevin Knight Management, and (iv) Rahul Chopra (such New Holders or such Original Holders the “Demanding Holders”), may each make a written demand for Registration under the Securities Act of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). BAC shall, within ten (10) days of BAC’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in the Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify BAC, in writing, within ten (10) days after the receipt by the Holder of the notice from BAC. Upon receipt by BAC of any such written notification from a Requesting Holder(s) to BAC, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and BAC shall effect, as soon thereafter as practicable, but not more than forty five (45) days immediately after BAC’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall BAC be obligated to effect more than an aggregate of three (3) Demand Registrations pursuant to this Section 2.1.1, including one Registration Demand by the Sponsor and two demand registrations for Bishop Holdings, Kevin Knight Management and Rahul Chopra; provided, however, that an Underwritten Offering pursuant to a Demand Registration shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective and all of the Registrable Securities requested by the Demanding Holders to be registered on behalf of the Demanding Holders in such Registration Statement have been sold, in accordance with Section 3.1 of this Agreement.

2.1.2 Effective Registration. Notwithstanding the provisions of Section 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective by the Commission and (ii) BAC has complied with all of its obligations under this Agreement with respect thereto; provided, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify BAC in writing of such election, which notice shall be received by BAC not later than five (5) days after the removal of any such stop order or injunction; provided, further, that BAC shall not be obligated to file a second Registration Statement until a Registration Statement that has been previously filed pursuant to a Demand Registration becomes effective or is terminated.

2.1.3 Underwritten Offering. Subject to the provisions of Section 2.1.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders so advise BAC as part of their Demand Registration that the offering of Registrable Securities pursuant thereto shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this Section 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by a majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter(s) for a Demand Registration that is to be an Underwritten Offering, in good faith, advises BAC, the Demanding Holders and the Requesting Holders in writing that the dollar amount or number of Registrable Securities which the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities which

BAC desires to sell and the shares of Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggyback registration rights held by other stockholders of BAC who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such Underwritten Offering (such maximum dollar amount or maximum number of securities, as applicable, the “Maximum Number of Securities”), then BAC shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”, provided, however, that such Pro Rata proportion shall not include any unvested Earnout Shares)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders (Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested exercising their rights to register their Registrable Securities pursuant to Section 2.2.1 hereof), that can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other equity securities that BAC desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Common Stock or other equity securities of other persons or entities that BAC is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration pursuant to a Registration under Section 2.1.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to BAC and the Underwriter(s) (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, if with respect to a Demand Registration, a majority-in-interest of the Demanding Holders initiating a Demand Registration so withdraw from a Registration pursuant to such Demand Registration, such Registration shall not count as a Demand Registration provided for in Section 2.1.1 and BAC shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this Section 2.1.5.

Section 2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If, at any time on or after the Closing Date, BAC proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, for its own account or for the account of stockholders of BAC (or by BAC and by stockholders of BAC including pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to BAC’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of BAC or (iv) for a dividend reinvestment plan, then BAC shall (x) give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to all of the Holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such Holders may request in writing within five (5) days following receipt of such notice (a “Piggyback Registration”). BAC shall, in good faith, cause such Registrable Securities to be included in such Registration and shall use its best efforts to cause the managing Underwriter(s) of a proposed Underwritten Offering to permit the Registrable Securities requested to be included in such Piggyback Registration on the same terms and conditions as any similar securities of BAC and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their Registrable Securities through a Piggyback Registration that involves an Underwriter(s) shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Piggyback Registration.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter(s) for a Piggyback Registration that is to be an Underwritten Offering, in good faith, advises BAC and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of securities which BAC desires to sell, taken together with (i) the Common Stock or other equity securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which Registration has been requested under this Section 2.2, and (iii) the Common Stock or other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of other stockholders of BAC, exceeds the Maximum Number of Securities, then:

(i) If the Registration is undertaken for BAC’s account, BAC shall include in any such Registration (A) first, the Common Stock or other equity securities that BAC desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities,; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of other stockholders of BAC, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other stockholders of BAC not otherwise covered above, which can be sold without exceeding the Maximum Number of Securities; and

(ii) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then BAC shall include in any such Registration (A) first, the Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, Pro Rata based on the number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities that BAC desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock or other equity securities for the account of other persons or entities that BAC is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to BAC and the Underwriter(s) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. BAC (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, BAC shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

Section 2.3 Shelf Registration.

2.3. Initial Registration. Within thirty (30) days of the Closing Date, BAC shall file a shelf registration statement under Rule 415 of the Securities Act (or any successor rule promulgated thereafter by the Commission) (“Rule 415”) on Form S-1 (the “Form S-1 Shelf”) covering the resale of all Registrable Securities on a delayed or continuous basis (a “Shelf Registration”), and use commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable thereafter and no later than the earlier of (x) the 90th calendar day (or 120th calendar day if the Commission notifies BAC that it will “review” the Registration Statement) following the filing date and (y) the tenth (10th) Business Day after the date BAC is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. If, at any time BAC shall have qualified for the use of a Registration Statement on Form S-3 (the “Form S-3 Shelf” and, together with the Form S-1 Shelf, each a “Shelf”) or any other form which permits incorporation of substantial information by reference to other documents filed by BAC with the Commission and at such time BAC has an outstanding Form S-l Shelf, then BAC shall use its commercially reasonable efforts to, as soon as reasonably practical, convert such outstanding Form S-l Shelf into a Form S-3 Shelf. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. BAC shall use its commercially reasonable efforts to maintain the Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective and available for use to permit all Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities, subject in each case to the provisions of this Agreement that permit BAC to suspend the use of the Registration Statement in the circumstances, and subject to the terms and conditions, set forth in those provisions. No filing of a Form S-1 Shelf or a Form S-3 Shelf, as applicable, pursuant to this Section 2.3 shall be counted as a Demand Registration effected pursuant to Section 2.1. Notwithstanding anything to the contrary herein, to the extent there is an effective Shelf under this Section 2.3, covering a Holder’s or Holders’ Registrable Securities, such Holder or Holders shall not have rights to make a Demand Registration with respect to Section 2.1. Notwithstanding anything to the contrary herein, to the extent there is an effective Shelf under this Section 2.3, covering a Holder’s or Holders’ Registrable Securities, and such Holder or Holders qualify for and wish to request an Underwritten Offering from such Shelf (a “Shelf Underwriting Request”), such Underwritten Offering shall follow the procedures and limitations of Section 2.1 (including Section 2.1.3 and Section 2.1.4) but such Underwritten Offering shall be made from the Shelf and shall count against the number of Demand Registrations that may be made by the applicable Holder(s) pursuant to Section 2.1.1; provided that, in the event that the Underwritten Offering is being made from a Form S-3 Shelf, (i) the period of time for BAC to notify all other Holders of Registrable Securities of BAC’s receipt of the applicable Demand Registration shall be reduced from ten (10) days (as set forth in Section 2.1.1) to two (2) Business Days and (ii) the period of time that the Holders have to respond to such notice shall be reduced from ten (10) days (as set forth in Section 2.1.1) to three (3) Business Days. Notwithstanding anything to the contrary in Section 2.1.1 or this Section 2.3.1 BAC shall only be obligated to effect an Underwritten Offering pursuant to such Shelf Underwriting Request if such Underwritten Offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, (x) with a total offering price reasonably expected to exceed, in the aggregate, $5,000,000 or (y) that constitute all of the remaining Registrable Securities held by the Demanding Holder ((x) or (y), as applicable, the “Minimum Takedown Threshold”). Notwithstanding anything to the contrary in this Agreement, BAC may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.3.2 Removal of Holders. BAC shall have the right to remove any persons no longer holding Registrable Securities from the Shelf or any other shelf registration statement by means of a post-effective amendment.

2.3.3 Right to Register Additional BAC Common Stock. BAC shall have the right to register any other Common Stock or securities of BAC on any Registration Statement, including the Shelf.

Section 2.4 Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to BAC’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, BAC initiated Registration and provided that BAC has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to Section 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and BAC and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to BAC and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case BAC shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to BAC for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, BAC shall have the right to defer such filing for a period of not more than thirty (30) days; provided, that BAC may not defer its obligation in this manner more than once in any 12-month period.

ARTICLE III

REGISTRATION PROCEDURES

Section 3.1 General Procedures. If at any time on or after the Closing Date BAC is required to effect the registration of any Registrable Securities pursuant to Section 2, BAC shall use its best efforts to effect the Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto BAC shall, as expeditiously as practicable and in connection with any such request:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by BAC or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of BAC and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, that BAC shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by BAC are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 advise each Holder of Registrable Securities covered by such Registration Statement, promptly after BAC receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any Prospectus forming a part of such registration statement has been filed;

3.1.9 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel, including providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

3.1.10 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.11 permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause BAC’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to BAC, prior to the release or disclosure of any such information;

3.1.12 obtain a “comfort” letter from BAC’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter may reasonably request, and may be found reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.13 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing BAC for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and may be found reasonably satisfactory to a majority in interest of the participating Holders;

3.1.14 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriters of such offering;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of BAC’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16 in connection with an Underwritten Offering, cause its senior management, officers, employees and independent public accountants (in the case of the independent public accountants, subject to any applicable accounting guidance regarding their participation in the offering or the due diligence process) to participate in, make themselves available, supply such information as may reasonably be requested and to otherwise facilitate and cooperate with the preparation of the Registration Statement and Prospectus and any amendments or supplements thereto (including participating in meetings, drafting sessions, due diligence sessions and rating agency presentations) taking into account the BAC’s reasonable business needs;

3.1.17 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $25,000,000, use its reasonable efforts to make available senior executives of BAC to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.18 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Section 3.2 Registration Expenses. Except as otherwise provided herein, the Registration Expenses of all Registrations shall be borne by BAC. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

Section 3.3 Requirements for Participation in Underwritten Offerings. No person or entity may participate in any Underwritten Offering for equity securities of BAC pursuant to a Registration initiated by BAC hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting arrangements approved by BAC and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

Section 3.4 Suspension of Sales; Adverse Disclosure.

3.4.1 BAC shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement for a reasonable period of time, not to exceed 60 calendar days in any 360-day period (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Issuer’s Annual Report on Form 10-K for its first completed fiscal year.

3.4.2 Upon receipt of written notice from BAC that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until such Holder has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that BAC hereby covenants to prepare and file such supplemented or amended Prospectus as soon as practicable after the time of such notice), or until he, she or it is advised in writing by BAC that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require BAC to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to BAC for reasons beyond BAC’s control, BAC may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by BAC to be necessary for such purpose. In the event BAC exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. BAC shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4, and upon the expiration of such period the Holders shall be entitled to resume the use of any such Prospectus in connection with any sale or offer to sell Registrable Securities, and upon the expiration of such period the Holders shall be entitled to resume the use of any such Prospectus in connection with any sale or offer to sell Registrable Securities

Section 3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, BAC, at all times while it shall be reporting under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by BAC after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. BAC further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, BAC shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

Section 4.1 Indemnification by BAC. BAC agrees to indemnify, to the extent permitted by law, and hold harmless each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) from and against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus, or any amendment or supplement to any of them, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same is contained in any information furnished in writing to BAC by the Holder expressly for use therein. BAC also shall indemnify any Underwriter of the Registrable Securities, their officers and directors and each person who controls such Underwriter (within the meaning of the Securities Act) on substantially the same basis as that of the indemnification of the Holder provided in this Section 4.1.

Section 4.2 Indemnification by Holders of Registrable Securities. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to BAC in writing such information and affidavits as BAC reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify BAC, its directors and officers and agents and each person who controls BAC (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. Each Holder shall indemnify any Underwriter of Registrable Securities sold by such Holder, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of BAC.

Section 4.3 Conduct of Indemnification Proceedings. Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

Section 4.4 Survival. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. BAC and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event BAC’s or such Holder’s indemnification is unavailable for any reason.

Section 4.5 Contribution. If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, that the liability of any Holder under this Section 4.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1, 4.2 and 4.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

Section 5.1 Lock-Up.

5.1.1 Except as permitted by Section 5.2, during the New Holder Lock-Up Period, each New Holder shall not Transfer any shares of Common Stock beneficially owned or owned of record by such New Holder.

5.1.2 Except as permitted by Section 5.2, during the Original Holder Lock-Up Period, each Original Holder shall not Transfer any shares of Common Stock beneficially owned or owned of record by such Original Holder.

Section 5.2 Exceptions. The provisions of Section 5.1 shall not apply to:

5.2.1 transactions relating to shares of Common Stock acquired in open market transactions;

5.2.2 Transfers of shares of Common Stock or any security of BAC convertible into or exercisable or exchangeable for shares of Common Stock as a bona fide gift;

5.2.3 Transfers of shares of Common Stock to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the undersigned or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin;

5.2.4 Transfers by will or intestate succession upon the death of the Holder;

5.2.5 the Transfer of shares of Common Stock pursuant to a qualified domestic order or in connection with a divorce settlement;

5.2.6 if the Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the undersigned, (ii) distributions by virtue of the laws of its jurisdiction or operating agreement upon dissolution and (iii) distributions of shares of Common Stock to partners, limited liability company members or stockholders of the undersigned;

5.2.7 Transfers to (i) BAC’s officers, directors or their affiliates, and (ii) the officers, directors, family members or affiliates of the undersigned;

5.2.8 pledges of shares of Common Stock or other Registrable Securities as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder (provided such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers);

5.2.9 pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control of BAC, provided that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Common Stock subject to this Agreement shall remain subject to this Agreement; and

5.2.10 the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, provided that such plan does not provide for the transfer of shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock during the Original Holder Lock-up Period or New Holder Lock-up Period.

provided, that in the case of any Transfer or distribution pursuant to Sections 5.2.2 through 5.2.7, each donee, distributee or other transferee shall agree in writing, in form and substance reasonably satisfactory to BAC, to be bound by the provisions of this Agreement.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Entire Agreement. This Agreement (including Schedule A hereto) constitutes the entire understanding and agreement between the parties as to the matters covered herein and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect thereto.

Section 6.2 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon transmission, if sent by facsimile or electronic transmission (in each case with receipt verified by electronic confirmation), or (c) one (1) Business Day after being sent by courier or express delivery service, specifying next day delivery, with proof of receipt. The addresses, email addresses and facsimile numbers for such notices and communications are those set forth on the signature pages hereof, or such other address, email address or facsimile numbers as may be designated in writing hereafter, in the same manner, by any such person.

Section 6.3 Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of BAC hereunder may not be assigned or delegated by BAC in whole or in part. This Agreement and the rights, duties and obligations of the Holders hereunder may be freely assigned or delegated by such Holder in conjunction with and to the extent of any transfer of Common Stock by any such Holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and the permitted assigns of the applicable Holder or of any assignee of the applicable Holder. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Article 4 and this Section 6.3. No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate BAC unless and until BAC shall have received (i) written notice of such assignment and (ii) the written agreement of the assignee, in a form reasonably satisfactory to BAC, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).

Section 6.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and such counterparts may be delivered by the parties hereto via facsimile or electronic transmission.

Section 6.5 Amendment; Waiver. This Agreement may be amended or modified, and any provision hereof may be waived, in whole or in part, at any time pursuant to an agreement in writing executed by BAC and Holders holding a majority of the Registrable Securities at such time; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of capital stock of BAC, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. Any failure by any party at any time to enforce any of the provisions of this Agreement shall not be construed a waiver of such provision or any other provisions hereof.

Section 6.6 Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

Section 6.7 Governing Law; Venue. This Agreement shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed within the State of Delaware, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction. All legal actions and proceedings arising out of or relating to this Agreement or the transactions contemplated hereby (each, an “Action”) shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (x) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (y) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than with respect to any appellate court thereof and other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. Each of the parties irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that he, she or it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that he, she or it or his, her or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 6.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT HE, SHE OR IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT HE, SHE, IT AND THE OTHERS HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.8.

Section 6.9 Specific Performance. Each party acknowledges and agrees that the other parties hereto would be irreparably harmed and would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed by such first party in accordance with their specific terms or were otherwise breached by such first party. Accordingly, each party agrees that the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such parties are entitled at law or in equity.

Section 6.10 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the word “including” herein shall mean “including without limitation.” The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 6.11 Termination of Original Registration Rights Agreement. Upon the Effective Time, the Original Registration Rights Agreement is hereby terminated and shall have no further force and effect, without any further action by any party thereto.

[Signature Page Follows.]

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first written above.

BAC:

BERENSON ACQUISITION CORP. I

By:
Name:	Amir Hegazy
Title:	Chief Financial Officer

Address for Notice:

[Signature Page to Registration Rights and Lock-Up Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

[NAME]

By:
Name:
Title:

Address for Notice:

Telephone No.:
Facsimile No.:
Email Address:

[Signature Page to Registration Rights and Lock-Up Agreement]

SCHEDULE A

Original Holders

[__________]

New Holders

[__________]